UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Audit Report of KB Financial Group Inc. for Fiscal Year 2016

On March 14, 2017, KB Financial Group Inc. (“KB Financial Group”) disclosed audit reports for fiscal year 2016 based on the International Financial Reporting Standards as adopted by the Republic of Korea (including the consolidated and separate financial statements of KB Financial Group as of and for the years ended December 31, 2016 and 2015 and related notes) received from Samil PricewaterhouseCoopers, its independent auditor. The financial statements in such reports have not been approved by the shareholders of KB Financial Group and remain subject to change.

KB Financial Group is furnishing the following documents as exhibits to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Consolidated Audit Report of KB Financial Group for FY 2016.

Exhibit 99.2: An English-language translation of the Separate Audit Report of KB Financial Group for FY 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 14, 2017	By: /s/ Jae Keun Lee
(Signature)
Name: Jae Keun Lee
Title: Managing Director and Chief Financial Officer

Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Financial Statements

December 31, 2016 and 2015

KB Financial Group Inc. and Subsidiaries

Index

December 31, 2016 and 2015

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of KB Financial Group Inc.

We have audited the accompanying consolidated financial statements of KB Financial Group Inc. and its subsidiaries (collectively referred to as “the Group”), which comprise the consolidated statements of financial position as of December 31, 2016 and 2015, and the consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements, and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Group’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2016 and 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean IFRS.

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 14, 2017

This report is effective as of March 14, 2017, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2016 and 2015

(in millions of Korean won)	Notes	2016		2015
Assets
Cash and due from financial institutions	4,6,7,8,39	~~W~~	17,884,863	~~W~~	16,316,066
Financial assets at fair value through profit or loss	4,6,8,12		27,858,364		11,174,064
Derivative financial assets	4,6,9		3,381,935		2,278,112
Loans	4,6,8,10,11		265,486,134		245,005,370
Financial investments	4,6,8,12		45,147,797		39,136,759
Investments in associates	13		1,770,673		1,737,840
Property and equipment	14		3,627,268		3,287,383
Investment property	14		755,011		211,815
Intangible assets	15		652,316		466,828
Current income tax assets	33		65,738		18,525
Deferred income tax assets	16,33		133,624		8,373
Assets held for sale	17		52,148		48,628
Other assets	4,6,18		8,857,785		9,375,704

Total assets		~~W~~	375,673,656	~~W~~	329,065,467

Liabilities
Financial liabilities at fair value through profit or loss	4,6,19	~~W~~	12,122,836	~~W~~	2,974,604
Derivative financial liabilities	4,6,9		3,807,128		2,325,756
Deposits	4,6,20		239,729,695		224,268,185
Debts	4,6,21		26,251,486		16,240,743
Debentures	4,6,22		34,992,057		32,600,603
Provisions	23		537,717		607,860
Net defined benefit liabilities	24		96,299		73,197
Current income tax liabilities	33		441,812		30,920
Deferred income tax liabilities	16,33		103,482		179,243
Other liabilities	4,6,25		26,329,741		20,861,634

Total liabilities			344,412,253		300,162,745

Equity
Share capital	26		2,090,558		1,931,758
Capital surplus	26		16,994,902		15,854,510
Accumulated other comprehensive income	26,35		405,329		430,244
Retained earnings	26		12,229,228		10,464,109
Treasury shares	26		(721,973)		—

Equity attributable to shareholders of the Parent Company			30,998,044		28,680,621
Non-controlling interests			263,359		222,101

Total equity			31,261,403		28,902,722

Total liabilities and equity		~~W~~	375,673,656	~~W~~	329,065,467

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2016 and 2015

(In millions of Korean won, except per share amounts)	Notes	2016		2015
Interest income		~~W~~	10,021,882	~~W~~	10,375,823
Interest expense			(3,619,353)		(4,172,624)

Net interest income	5,27		6,402,529		6,203,199

Fee and commission income			3,150,877		2,971,095
Fee and commission expense			(1,565,985)		(1,436,112)

Net fee and commission income	5,28		1,584,892		1,534,983

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,29		(8,768)		359,727

Net other operating expenses	5,30		(533,711)		(715,960)

General and administrative expenses	5,14,15,24,31		(5,228,711)		(4,523,584)

Operating profit before provision for credit losses	5		2,216,231		2,858,365
Provision for credit losses	5,11,18,23		(539,283)		(1,037,231)

Net operating income	5		1,676,948		1,821,134

Share of profit of associates	5,13		280,838		203,097
Net other non-operating income	5,32		670,869		140,464

Net non-operating income			951,707		343,561

Profit before income tax	5		2,628,655		2,164,695
Income tax expense	5,33		(438,475)		(437,389)

Profit for the period	5		2,190,180		1,727,306

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	24		12,671		(22,906)
Share of other comprehensive income of associates			3,623		402

			16,294		(22,504)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations			20,148		45,143
Valuation losses on financial investments			(47,871)		(28,969)
Share of other comprehensive loss of associates			(10,716)		(180)
Cash flow hedges			4,303		725
Losses on hedges of a net investment in a foreign operation			(7,095)		(25,477)

			(41,231)		(8,758)

Other comprehensive income for the period, net of tax			(24,937)		(31,262)

Total comprehensive income for the period		~~W~~	2,165,243	~~W~~	1,696,044

Profit attributable to:
Shareholders of the Parent Company	5	~~W~~	2,143,744	~~W~~	1,698,318
Non-controlling interests	5		46,436		28,988

		~~W~~	2,190,180	~~W~~	1,727,306

Total comprehensive income for the period attributable to:
Shareholders of the Parent Company			2,118,829		1,666,883
Non-controlling interests			46,414		29,161

		~~W~~	2,165,243	~~W~~	1,696,044

Earnings per share
Basic earnings per share	36	~~W~~	5,588	~~W~~	4,396
Diluted earnings per share	36		5,559		4,376

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2016 and 2015

	Equity attributable to shareholders of the Parent Company
(in millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Shares		Non-controlling Interests		Total Equity
Balance at January 1, 2015	~~W~~	1,931,758	~~W~~	15,854,510	~~W~~	461,679	~~W~~	9,067,145	~~W~~	—	~~W~~	197,580	~~W~~	27,512,672

Comprehensive income
Profit for the period		—		—		—		1,698,318		—		28,988		1,727,306
Remeasurements of net defined benefit liabilities		—		—		(23,062)		—		—		156		(22,906)
Exchange differences on translating foreign operations		—		—		45,143		—		—		—		45,143
Change in value of financial investments		—		—		(28,862)		—		—		(107)		(28,969)
Share of other comprehensive income of associates		—		—		222		—		—		—		222
Cash flow hedges		—		—		601		—		—		124		725
Losses on hedges of a net investment in a foreign operation		—		—		(25,477)		—		—		—		(25,477)

Total comprehensive income		—		—		(31,435)		1,698,318		—		29,161		1,696,044

Transactions with shareholders
Dividends paid to shareholders of the Parent Company		—		—		—		(301,354)		—		(4,640)		(305,994)

Total transactions with shareholders		—		—		—		(301,354)		—		(4,640)		(305,994)

Balance at December 31, 2015	~~W~~	1,931,758	~~W~~	15,854,510	~~W~~	430,244	~~W~~	10,464,109	~~W~~	—	~~W~~	222,101	~~W~~	28,902,722

Balance at January 1, 2016	~~W~~	1,931,758	~~W~~	15,854,510	~~W~~	430,244	~~W~~	10,464,109	~~W~~	—	~~W~~	222,101	~~W~~	28,902,722

Comprehensive income
Profit for the period		—		—		—		2,143,744		—		46,436		2,190,180
Remeasurements of net defined benefit liabilities		—		—		12,821		—		—		(150)		12,671
Exchange differences on translating foreign operations		—		—		20,148		—		—		—		20,148
Change in value of financial investments		—		—		(47,794)		—		—		(77)		(47,871)
Shares of other comprehensive income of associates		—		—		(7,093)		—		—		—		(7,093)
Cash flow hedges		—		—		4,098		—		—		205		4,303
Losses on hedges of a net investment in a foreign operation		—		—		(7,095)		—		—		—		(7,095)

Total comprehensive income		—		—		(24,915)		2,143,744		—		46,414		2,165,243

Transactions with shareholders
Dividends paid to shareholders of the Carent Company		—		—		—		(378,625)		—		(5,156)		(383,781)
Acquisition of treasury shares		—		—		—		—		(721,973)		—		(721,973)
Issue of ordinary shares related to business combination		158,800		1,142,359		—		—		—		—		1,301,159
Others		—		(1,967)		—		—		—		—		(1,967)

Total transactions with shareholders		158,800		1,140,392		—		(378,625)		(721,973)		(5,156)		193,438

Balance at December 31, 2016	~~W~~	2,090,558	~~W~~	16,994,902	~~W~~	405,329	~~W~~	12,229,228	~~W~~	(721,973)	~~W~~	263,359	~~W~~	31,261,403

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2016 and 2015

(in millions of Korean won)	Note	2016		2015
Cash flows from operating activities
Profit for the period		~~W~~	2,190,180	~~W~~	1,727,306

Adjustment for non-cash items
Net loss(gain) on financial assets/liabilities at fair value through profit or loss			401,556		(63,319)
Net loss on derivative financial instruments for hedging purposes			69,573		47,466
Adjustment of fair value of derivative financial instruments			338		1,771
Provision for credit loss			539,283		1,037,231
Net gain on financial investments			(139,800)		(166,911)
Share of profit of associates			(280,838)		(203,097)
Depreciation and amortization expense			289,438		257,457
Other net losses on property and equipment/intangible assets			5,259		9,458
Share-based payments			38,190		17,429
Policy reserve appropriation			366,145		659,501
Post-employment benefits			197,696		187,882
Net interest expense			421,679		431,157
Loss on foreign currency translation			15,931		228,727
Gains on bargain purchase			(628,614)		—
Net other expense			65,412		88,518

			1,361,248		2,533,270

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(1,463,824)		(418,431)
Derivative financial instruments			147,137		124,687
Loans			(16,423,939)		(14,847,214)
Current income tax assets			(8,868)		287,788
Deferred income tax assets			(87,701)		9,223
Other assets			1,393,689		(682,627)
Financial liabilities at fair value through profit or loss			356,880		1,296,333
Deposits			12,042,422		12,602,806
Deferred income tax liabilities			(150,333)		105,752
Other liabilities			1,768,096		(545,262)

			(2,426,441)		(2,066,945)

Net cash inflow from operating activities			1,124,987		2,193,631

Cash flows from investing activities
Disposal of financial investments			28,066,113		21,648,312
Acquisition of financial investments			(30,737,148)		(25,688,235)
Disposal of investments in associates			106,658		40,350
Acquisition of investments in associates			(1,558,731)		(904,399)
Disposal of property and equipment			809		2,951
Acquisition of property and equipment			(397,157)		(229,210)
Acquisition of investment property			(1,254)		(4,289)
Disposal of intangible assets			8,330		3,761
Acquisition of intangible assets			(111,603)		(52,126)
Net cash flows from the change in subsidiaries			95,304		—
Others			90,141		107,555

Net cash outflow from investing activities			(4,438,538)		(5,075,330)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			11,035		(61,543)
Net increase in debts			1,849,513		178,497
Increase in debentures			99,305,813		80,263,530
Decrease in debentures			(98,484,764)		(77,062,704)
Increase in other payables from trust accounts			1,639,104		242,827
Dividends paid to shareholders of the Parent Company			(378,625)		(301,354)
Acquisition of treasury shares			(716,808)		—
Dividends paid to non-controlling interests			(5,156)		(4,640)
Others			(38,786)		652

Net cash inflow from financing activities			3,181,326		3,255,265

Effect of exchange rate changes on cash and cash equivalents			89,142		65,557

Net increase(decrease) in cash and cash equivalents			(43,083)		439,123
Cash and cash equivalents at the beginning of the period	39		7,457,919		7,018,796

Cash and cash equivalents at the end of the period	39	~~W~~	7,414,836	~~W~~	7,457,919

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment&Securities Co., Ltd. in December 2016 and changed the name to KB Securities Co., Ltd. in January 2017.

The Parent Company’s share capital as of December, 2016, is ~~W~~2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (“Hangeul”) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2016. The adoption of these amendments did not have any impact on the current period or any prior period and is not likely to affect future periods.

•	Amendment to Korean IFRS 1001, Presentation of Financial Statements

•	Amendment to Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1041, Agriculture and fishing: Productive plants

•	Amendment to Korean IF RS 1016, Property, plant and equipment, and Korean IFRS 1038, Intangible assets: Amortization based on revenue

•	Amendment to Korean IFRS 1110, Consolidated Financial Statements, Korean IFRS 1028, Investments in Associates and Joint Ventures

•	Amendment to Korean IFRS 1111, Joint Arrangements

•	Annual Improvements to Korean IFRS 2012-2014 Cycle

Certain new accounting standards and interpretations that have been published that are not mandatory for December 31, 2016 reporting periods and have not been early adopted by the Group are set out below.

•	Amendments to Korean IFRS 1007, Statement of Cash Flows

Amendments to Korean IFRS 1007 Statement of Cash flows requires to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash flows. The Group will apply this amendment for annual reporting periods beginning on or after January 1, 2017 with early application permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS 1012, Income Tax

Amendments to Korean IFRS 1012 clarify how to account for deferred tax assets related to debt instruments measured at fair value. Korean IFRS 1012 provides requirements on the recognition and measurement of current or deferred tax liabilities or assets. The amendments issued clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice. The Group will apply the amendments for annual periods beginning on or after January 1, 2017 with early application permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

•	Amendments to Korean IFRS 1102, Share-based Payment

Amendments to Korean IFRS 1102 clarifies accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. And also, clarifies that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The Group will apply the amendments for annual periods beginning on or after January 1, 2018 with early application permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

•	Korean IFRS 1109, Financial Instruments

The new standard for financial instruments issued on September 25, 2015 is effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace Korean IFRS 1039 Financial Instruments: Recognition and Measurement. The Group will apply the standards for annual periods beginning on or after January 1, 2018.

The standard requires retrospective application with some exceptions. For example, the entity is not required to restate prior periods in relation to classification, measurement and impairment of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

Korean IFRS 1109 Financial Instruments requires all financial assets to be classified and measured on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, an expected credit loss model, is introduced and any subsequent changes in expected credit losses will be recognized in profit or loss. Also, hedge accounting rules amended to extend the hedging relationship, which consists only of eligible hedging instruments and hedged items, qualifies for hedge accounting.

An effective implementation of Korean IFRS 1109 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and the system stabilization. The impact on the Group’s financial statements due to the application of the standard is dependent on judgements made in applying the standard, financial instruments held by the Group and macroeconomic variables.

Within the Group, Korean IFRS 1109 Task Force Team (‘TFT’) has been set up to prepare for implementation of Korean IFRS 1109 since October 2015. There are three stages for implementation of Korean IFRS, such as analysis, design and implementation, and preparation for application. The Group is analyzing the financial impacts of Korean IFRS 1109 on its consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Stage	Period	Process
1	From Oct. to Dec. 2015 (for 3 months)	Analysis of GAAP differences and development of methodology
2	From Jan. to Dec. 2016 (for 12 months)	Development of methodology, definition of business requirement, and the system development and test.
3	From Jan. 2017 to Mar. 2018 (for 15 months)	Preparation for opening balances of the financial statements

Meanwhile, the following areas are likely to be affected in general.

(a) Classification and Measurement of Financial Assets

When implementing Korean IFRS 1109, the classification of financial assets will be driven by the Group’s business model for managing the financial assets and contractual terms of cash flow. The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. If a hybrid contract contains a host that is a financial asset, the classification of the hybrid contract shall be determined for the entire contract without separating the embedded derivative.

Business model	Contractual cash flows characteristics
	Solely represent payments of principal and interest	All other
Hold the financial asset for the collection of the contractual cash flows	Measured at amortized cost[1]

Hold the financial asset for the collection of the contractual cash flows and trading	Measured at fair value through other comprehensive income[1]	Recognized at fair value through profit or loss[2]

Hold for trading and others	Measured at fair value through profit or loss

[1]	A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).
[2]	A designation at fair value through other comprehensive income is allowed only if the financial instrument is the equity investment that is not held for trading (irrevocable).

With the implementation of Korean IFRS 1109, the criteria to classify the financial assets at amortized cost or at fair value through other comprehensive income are more strictly applied than the criteria applied with Korean IFRS 1039. Accordingly, the financial assets at fair value through profit or loss may increase by implementing Korean IFRS 1109 and may result an extended fluctuation in profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(b) Classification and Measurement of Financial Liabilities

Korean IFRS 1109 requires the amount of the change in the liability’s fair value attributable to changes in the credit risk to be recognized in other comprehensive income, unless this treatment of the credit risk component creates or enlarges a measurement mismatch. Amounts presented in other comprehensive income are not subsequently transferred to profit or loss.

Under Korean IFRS 1039, all financial liabilities designated at fair value through profit or loss recognized their fair value movements in profit or loss. However, under Korean IFRS 1109, certain fair value movements will be recognized in other comprehensive income and as a result, profit or loss from fair value movements may decrease.

(c) Impairment: Financial Assets and Contract Assets

Korean IFRS 1109 sets out a new forward looking ‘expected credit loss impairment model’ which replaces the incurred loss model under Korean IFRS 1039 that impaired asset if there is objective evidence and applies to:

•	Financial assets measured at amortized cost,

•	Debt investments measured at fair value through other comprehensive income, and

•	Certain loan commitments and financial guaranteed contracts.

Under Korean IFRS 1109, a credit event (or impairment ‘trigger’) no longer has to occur before credit losses are recognized. The Group will always recognize (at a minimum) 12-month expected credit losses in profit or loss. Lifetime expected losses will be recognized on assets for which there is a significant increase in credit risk after initial recognition.

	Stage	Loss allowance
1	No significant increase in credit risk after initial recognition	12-month expected credit losses: expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date

2	Significant increase in credit risk after initial recognition	Lifetime expected credit losses: expected credit losses that result from all possible default events over the life of the financial instrument

3	Objective evidence of impairment

Under Korean IFRS 1109, the asset that is credit-impaired at initial recognition would recognize all changes in lifetime expected credit losses since the initial recognition as a loss allowance with any changes recognized in profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(d) Hedge Accounting

Hedge accounting mechanics (fair value hedges, cash flow hedges and hedge of net investments in a foreign operations) required by Korean IFRS 1039 remains unchanged in Korean IFRS 1109, however, the new hedge accounting rules will align the accounting for hedging instruments more closely with the Group’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. Korean IFRS 1109 allows more hedging instruments and hedged items to qualify for hedge accounting, and relaxes the hedge accounting requirement by removing two hedge effectiveness tests that are a prospective test to ensure that the hedging relationship is expected to be highly effective and a quantitative retrospective test (within range of 80-125%) to ensure that the hedging relationship has been highly effective throughout the reporting period.

With implementation of Korean IFRS 1109, volatility in profit or loss may be reduced as some items that were not eligible as hedged items or hedging instruments under Korean IFRS 1039 are now eligible under Korean IFRS 1109.

•	Korean IFRS 1115, Revenue from Contracts with Customers

Korean IFRS 1115 Revenue from Contracts with Customers issued on November 6, 2015 replaces Korean IFRS 1018 Revenue, Korean IFRS 1011 Construction Contracts, Interpretation 2031 Revenue-Barter Transactions Involving Advertising Services, Interpretation 2113 Customer Loyalty Programs, Interpretation 2115 Agreements for the Construction of Real Estate and Interpretation 2118 Transfers of assets from customers.

Korean IFRS 1018 and other, the current standard, provide revenue recognition criteria by type of transactions; such as, sales goods, the rendering of services, interest income, royalty income, dividend income, and construction contracts. However, Korean IFRS 1115, the new standard, is based on the principle that revenue is recognized when control of a good or service transfers to a customer – so the notion of control replaces the existing notion of risks and rewards. A new five-step process must be applied before revenue from contract with customer can be recognized:

•	Identify contracts with customers

•	Identify the separate performance obligation

•	Determine the transaction price of the contract

•	Allocate the transaction price to each of the separate performance obligations, and

•	Recognize the revenue as each performance obligation is satisfied.

The Group will apply new standard for annual reporting periods beginning on or after January 1, 2018 with early application permitted. The Group is analyzing financial impacts of Korean IFRS 1115 on its consolidated financial statements.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency. (Note 3.2.1 and 3.2.2)

2.4 Critical Accounting Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the consolidated financial statements are as follows:

2.4.1 Income taxes

The Group is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain. If certain portion of the taxable income is not used for investments, increase in wages, or dividends in accordance with the Tax System for Recirculation of Corporate Income, the Group is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2015. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Group’s income tax is dependent on the investments, increase in wages and dividends, there exists uncertainty with regard to measuring the final tax effects.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

As described in the significant accounting policies in Note 3.3, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

2.4.3 Provisions for credit losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provisions for guarantees, and unused loan commitments. The accuracy of provisions for credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for individually assessed allowances of loans, collectively assessed allowances for groups of loans, guarantees and unused loan commitments.

2.4.4 Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions (Note 24).

2.4.5 Impairment of goodwill

The recoverable amounts of cash-generating units have been determined based on value-in-use calculations to test whether goodwill has suffered any impairment (Note 15).

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the subsidiary’s accounting policies conform to those of the Group when the subsidiary’s financial statements are used by the Group in preparing the consolidated financial statements.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions; that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

The Group applies the acquisition method to account for business combinations. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis in the event of liquidation, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.

The Group applies the book amount method to account for business combinations of entities under a common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book amounts on the consolidated financial statements of the Group. In addition, the difference between the sum of consolidated book amounts of the assets and liabilities transferred and accumulated other comprehensive income; and the consideration paid is recognized as capital surplus.

3.1.2 Associates

Associates are entities over which the Group has significant influence in the financial and operating policy decisions. If the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Under the equity method, investments in associates are initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. The Group’s share of the profit or loss of the investee is recognized in the Group’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Profit and loss resulting from ‘upstream’ and ‘downstream’ transactions between the Group and associates are eliminated to the extent at the Group’s interest in associates. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

If associates use accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the associate’s accounting policies conform to those of the Group when the associate’s financial statements are used by the Group in applying equity method.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

After the carrying amount of the investment is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

The Group determines at each reporting period whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as ‘non-operating income(expense)’ in the statements of comprehensive income.

3.1.3 Structured entity

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. When the Group decides whether it has power to the structured entities in which the Group has interests, it considers factors such as the purpose, the form, the practical ability to direct the relevant activities of a structured entity, the nature of its relationship with a structured entity and the amount of exposure to variable returns.

3.1.4 Trusts and funds

The Group provides management services for trust assets, collective investment and other funds. These trusts and funds are not consolidated in the Group’s consolidated financial statements, except for trusts and funds over which the Group has control.

3.1.5 Intra-group transactions

All intra-group balances and transactions, and any unrealized gains arising on intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

3.2 Foreign Currency

3.2.1 Foreign currency transactions

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous consolidated financial statements are recognized in profit or loss in the period in which they arise, except for exchange differences arising on net investments in a foreign operation and financial liability designated as a hedge of the net investment. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.2.2 Foreign operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Group’s presentation currency, are translated into the Group’s presentation currency using the following procedures.

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting period. Income and expenses in the statement of comprehensive income presented are translated at average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group redistributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its statement of financial position when the Group becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the financial instruments within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Group classifies financial assets as financial assets at fair value through profit or loss, held-to-maturity financial assets, available-for-sale financial assets, or loans and receivables, or other financial assets. The Group classifies financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the consolidated financial statements.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect principal repayments, cumulative amortization using the effective interest method and any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Fair value

Fair values, which the Group primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Group uses internally developed models, which are usually based on valuation methods and techniques generally used within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

The Group’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Group derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred, or all the risks and rewards of ownership of the financial assets are neither substantially transferred nor retained and the Group has not retained control. If the Group neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Group transfers the contractual rights to receive the cash flows of the financial asset, but retains substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the transferred asset in its entirely and recognize a financial liability for the consideration received.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

3.3.4 Offsetting

Financial assets and liabilities are offset and the net amount reported in the consolidated statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.4 Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

This category comprises two sub-categories: financial assets classified as held for trading, and financial assets designated by the Group as at fair value through profit or loss upon initial recognition.

A non-derivative financial asset is classified as held for trading if either:

•	It is acquired for the purpose of selling in the near term, or

•	It is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

The Group may designate certain financial assets, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•	It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

•	A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Group’s key management personnel.

•	A contract contains one or more embedded derivatives; the Group may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by Korean IFRS 1039, Financial Instruments: Recognition and measurement.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income, dividend income, and gains or losses from sale and repayment from financial assets at fair value through profit or loss are recognized in the statement of comprehensive income as net gains on financial instruments at fair value through profit or loss.

3.5.2 Financial Investments

Available-for-sale and held-to-maturity financial assets are presented as financial investments.

Available-for-sale financial assets

Profit or loss of financial assets classified as available for sale, except for impairment loss and foreign exchange gains and losses resulting from changes in amortized cost of debt securities, is recognized as other comprehensive income, and cumulative profit or loss is reclassified from equity to current profit or loss at the derecognition of the financial asset, and it is recognized as part of other operating profit or loss in the statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

However, interest income measured using the effective interest method is recognized in current profit or loss, and dividends of financial assets classified as available-for-sale are recognized when the right to receive payment is established.

Available-for-sale financial assets denominated in foreign currencies are translated at the closing rate. For available-for-sale debt securities denominated in foreign currency, exchange differences resulting from changes in amortized cost are recognized in profit or loss as part of other operating income and expenses. For available-for-sale equity securities denominated in foreign currency, the entire change in fair value including any exchange component is recognized in other comprehensive income.

Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.5.3 Loans and receivables

Non-derivative financial assets which meet the following conditions are classified as loans and receivables:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Group does not intend to sell immediately or in the near term.

•	Those that the Group, upon initial recognition, does not designate as available-for-sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

If the financial asset is purchased under an agreement to resale the asset at a fixed price or at a price that provides a lender’s return on the purchase price, the consideration paid is recognized as loans and receivables.

3.6 Impairment of Financial Assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets except for financial assets at fair value through profit or loss is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred, if and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. However, losses expected as a result of future events, no matter how likely, are not recognized.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Objective evidence that a financial asset or group of assets is impaired includes the following loss events:

•	Significant financial difficulty of the issuer or obligor.

•	A breach of contract, such as a default or delinquency in interest or principal payments.

•	The lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	It becomes probable that the borrower will declare bankruptcy or undergo financial reorganization.

•	The disappearance of an active market for that financial asset because of financial difficulties.

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

In addition to the types of events in the preceding paragraphs, objective evidence of impairment for an investment in an equity instrument classified as an available-for-sale financial asset includes a significant or prolonged decline in the fair value below its cost. The Group considers the decline in the fair value of over 30% against the original cost as a “significant decline”. A decline is considered as prolonged if the period, in which the fair value of the financial asset has been below its original cost at initial recognition, is same as or more than six months.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as either provisions for credit loss or other operating income and expenses.

3.6.1 Loans and receivables

The amount of the loss on loans and receivables carried at amortized cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual assessment of impairment).

Financial assets that are not individually significant assess objective evidence of impairment individually or collectively. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of the borrower and net realizable value of any collateral held.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Collective assessment of impairment

A methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective assessment of impairment. Such methodology incorporates factors such as type of collateral, product and borrowers, credit rating, loss emergence period, recovery period and applies probability of default on a group of assets and loss given default by type of recovery method. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for collective assessment of impairment are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowance account, and when a loan becomes uncollectable, it is written off against the related allowance account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in profit or loss.

3.6.2 Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses. The impairment loss on available-for-sale financial assets is directly from the carryng amount.

If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, a portion of the impairment loss is reversed up to but not exceeding the previously recorded impairment loss, with the amount of the reversal recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income. However, impairment losses recognized in profit or loss for an available-for-sale equity instrument classified as available for sale are not reversed through profit or loss.

3.6.3 Held-to-maturity financial assets

If there is objective evidence that an impairment loss on held-to-maturity financial assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The amount of the loss is recognized in profit or loss as part of other operating income and expenses. The impairment loss on held-to-maturity financial assets is directly deducted from the carrying amount.

In the case of a financial asset classified as held to maturity, if, in a subsequent period, the amount of the impairment loss decreases and it is objectively related to an event occurring after the impairment is recognized, a portion of the previously recognized impairment loss is reversed up to but not exceeding the extent of amortized cost at the date of recovery. The amount of reversal is recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. These derivative financial instruments are presented as derivative financial instruments within the consolidated financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge). The Group designates non-derivatives as hedging instruments to hedge the risk of foreign exchange of a net investment in a foreign operation (hedge of net investment).

At the inception of the hedge, there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Fair value hedges

If derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is fully amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Cash flow hedges

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in other comprehensive income and the ineffective portion of the gain or loss on the hedging instrument is recognized in profit or loss. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affects profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the year in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that had been recognized in other comprehensive income are immediately reclassified to profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.7.4 Hedge of net investment

If financial liabilities qualify for a net investment hedge, the effective portion of changes in fair value of hedging instrument is recognized in other comprehensive income and the ineffective portion is recognized in profit. The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income will be reclassified from other comprehensive income to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation in accordance with Korean IFRS 1039, Financial Instruments: Recognition and Measurement.

3.7.5 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.6 Day one gain and loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

3.8 Property and Equipment

3.8.1 Recognition and measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful life
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance/ Straight-line	4 years
Equipment and vehicles	Declining-balance/ Straight-line	3~8 years
Finance leased assets	Declining-balance	8 months ~ 5 years and 8 months

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.9 Investment Properties

3.9.1 Recognition and Measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful lives of the assets are as follows:

Investment property	Depreciation method	Estimated useful life
Buildings	Straight-line	40 years

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful life
Industrial property rights	Straight-line	3~10 years
Software	Straight-line	3~5 years
Finance leased assets	Straight-line	8 months ~ 5 years and 8 months
Others	Straight-line	2~30 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Group carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

3.10.1 Goodwill

Recognition and measurement

Goodwill acquired from business combinations before January 1, 2010, is stated at its carrying amount which was recognized under the Group’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

For each business combination, the Group decides whether the non-controlling interest in the acquiree is initially measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Additional acquisitions of non-controlling interest

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Leases

3.11.1 Finance lease

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

3.11.2 Operating lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Leases in the financial statements of lessors

Lease income from operating leases are recognized in income on a straight-line basis over the lease term, unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished. Initial direct costs incurred by lessors in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Leases in the financial statements of lessees

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

3.12 Greenhouse Gas Emission Rights and Liabilities

The Group measured at zero the emission rights received free of charge from the government following the Enforcement of Allocation and Trading of Greenhouse Gas Emissions Allowances. Emission rights purchased are measured initially at cost and subsequently carried at their costs less any accumulated impairment losses. Emission liabilities are measured as the sum of the carrying amount of emission allowances held by the Group and best estimate of the expenditure required to settle the obligation for any excess emissions at the end of reporting period. The emission rights and liabilities are classified as ‘intangible assets’ and ‘provisions’, respectively, in the consolidated statement of financial position.

The emission rights held for trading are measured at fair value and the changes in fair value are recognized in profit or loss. The changes in fair value and gain or loss on disposal are classified as non-operating income and expenses.

3.13 Impairment of Non-Financial Assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.14 Non-Current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.15 Financial Liabilities at Fair Value through Profit or Loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value and gains or losses arising from changes in the fair value, and gains or losses from sale and repayment of financial liabilities at fair value through profit or loss are recognized as net gains on financial instruments at fair value through profit or loss in the statement of comprehensive income.

3.16 Insurance Contracts

KB Life Insurance Co., Ltd., one of the subsidiaries of the Group, issues insurance contracts.

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of Korean IFRS 1039, Financial Instruments: Recognition and measurement to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (DPF). If the contract has a DPF, the contract is subject to Korean IFRS 1104, Insurance Contracts. The Group recognizes assets (liabilities) and gains (losses) relating to insurance contracts as other assets (liabilities) in the statements of financial position, and as other operating income (expenses) in the statements of comprehensive income, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.16.1 Insurance premiums

The Group recognizes collected premiums as revenue on the due date of collection of premiums from insurance contracts and the collected premium which is unmatured at the end of the reporting period is recognized as unearned premium.

3.16.2 Insurance liabilities

The Group recognizes a liability for future claims, refunds, policyholders’ dividends and related expenses as follows:

Premium reserve

A premium reserve refers to an amount based on the net premium method for payment of future claims with respect to events covered by insurance policies which have not yet occurred as of the reporting period.

Reserve for outstanding claims

A reserve for outstanding claims refers to the amount not yet paid, out of an amount to be paid or expected to be paid with respect to the insured events which have arisen as of the end of each fiscal year.

Unearned premium reserve

Unearned premium refers to the portion of the premium that has been paid in advance for insurance that has not yet been provided. An unearned premium reserve refers to the amount maintained by the insurer to refund in the event of either party cancelling the contract.

Policyholders’ dividends reserve

Policyholders’ dividends reserve including an interest rate guarantee reserve, a mortality dividend reserve and an interest rate difference dividend reserve is recognized for the purpose of provisioning for policyholders’ dividends in the future in accordance with statutes or insurance terms and conditions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.16.3 Liability adequacy test

The Group assesses at each reporting period whether its insurance liabilities are adequate, using current estimates of all future contractual cash flows and related cash flow such as claims handling cost, as well as cash flows resulting from embedded options and guarantees under its insurance contracts in accordance with Korean IFRS 1104. If the assessment shows that the carrying amount of its insurance liabilities is inadequate in light of the estimated future cash flows, the entire deficiency is recognized in profit or loss and reserved as insurance liabilities. Future cash flows from long-term insurance are discounted at a future rate of return on operating assets, whereas future cash flows from general insurance are not discounted to present value. For liability adequacy tests of premium and unearned premium reserves, the Group considers all cash flow factors such as future insurance premium, deferred acquisition costs, operating expenses and operating premiums. In relation to the reserve for outstanding claims, the Group elects a model that best reflects the trend of paid claims among several statistical methods to perform the adequacy test.

3.16.4 Deferred acquisition costs

Acquisition cost is deferred in an amount actually spent for an insurance contract and equally amortized over the premium payment period or the period in which acquisition costs are charged for the relevant insurance contract. Acquisition costs are amortized over the shorter of seven years or premium payment period; if there is any unamortized acquisition costs remaining as of the date of surrender or lapse, such remainder shall be amortized in the period in which the contract is surrendered or lapsed.

3.17 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the minimum net cost to exit from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

3.18 Financial Guarantee Contracts

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Financial guarantee contracts are initially recognized at fair value. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with Korean IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with Korean IFRS 1018, Revenue.

3.19 Equity Instruments issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.19.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted from the equity.

3.19.2 Treasury shares

If entities of the Group acquire the Parent Company’s equity instruments, those instruments (‘treasury shares’) are deducted from equity. No gains or losses are recognized in profit or loss on the purchase, sale, issue or cancellation of own equity instruments.

3.20 Revenue Recognition

3.20.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Group uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.20.2 Fee and commission income

The Group recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. The fees include fees charged for servicing a financial instrument and charged for managing investments.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

Commission on the allotment of shares to a client is recognized as revenue when the shares have been allotted and placement fees for arranging a loan between a borrower and an investor is recognized as revenue when the loan has been arranged.

A syndication fee received by the Group that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

3.20.3 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income from financial assets at fair value through profit or loss and financial investment is recognized in profit or loss as part of net gains on financial assets at fair value through profit or loss and other operating income and expenses, respectively.

3.21 Employee Compensation and Benefits

3.21.1 Post-employment benefits

Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation, which arises when the Group introduces a defined benefit plan or changes the benefits of an existing defined benefit plan. Such past service cost is immediately recognized as an expense for the year.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.21.2 Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.21.3 Share-based payment

The Group has share option and share grant programs to directors and employees of the Group. When the options are exercised, the Group can either select to issue new shares or distribute treasury shares, or compensate the difference in fair value of shares and exercise price.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group determines that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the Group accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

The Group measures the services acquired and the liability incurred at fair value, and the fair value is recognized as expense and accrued expenses over the vesting period. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the year.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.21.4 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that is within the scope of Korean IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over 12 months after the reporting period are discounted to present value.

3.22 Income Tax Expenses

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense for the period, except to the extent that the tax arises from (a) a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.22.1 Current income tax

Current income tax is the amount of income taxes payable in respect of the taxable profit (loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to offset the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.22.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liabilities for which the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities when the Group has a legally enforceable right to offset current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.22.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Group, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Group recognizes its uncertain tax positions in the consolidated financial statements based on the guidance in Korean IFRS 1012. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority. However, interest and penalties related to income tax are recognized in accordance with Korean IFRS 1037.

3.23 Earnings per Share

The Group calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders of the Parent Company and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Group adjusts profit or loss attributable to ordinary equity holders of the Parent Company and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bonds and share options.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.24 Operating Segments

Operating segments are components of the Group where separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Segment information includes items which are directly attributable and reasonably allocated to the segment.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured and managed in Economic Capital or VaR (Value at Risk) using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite. The Committee approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee, and discusses the detailed issues relating to the Group’s risk management.

Risk Management Division

The Risk Management Division is responsible for monitoring and managing the Group’s economic capital limit and managing detailed policies, procedures and working processes relating to the Group’s risk management.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. Especially, the loan analysis department of Kookmin Bank, one of the subsidiaries, is responsible for loan policy, loan limit, loan review, credit management, restructuring and subsequent event management, independently of operating department. On the other hand, risk management group of Kookmin Bank is responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

4.2.3 Maximum Exposure to Credit Risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Financial assets
Due from financial institutions	~~W~~	15,326,173	~~W~~	13,844,754
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		23,058,919		9,393,203
Financial assets designated at fair value through profit or loss		1,693,255		943,432
Derivatives		3,381,935		2,278,112
Loans[2]		265,486,134		245,005,370
Financial investments
Available-for-sale financial assets		27,445,752		21,610,663
Held-to-maturity financial assets		11,177,504		14,149,528
Other financial assets[2]		7,322,335		7,907,940

		354,892,007		315,133,002

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Off-balance sheet items
Acceptances and guarantees contracts		7,822,124		8,932,463
Financial guarantee contracts		4,746,292		4,021,013
Commitments		97,005,556		97,602,903

		109,573,972		110,556,379

	~~W~~	464,465,979	~~W~~	425,689,381

[1]	Financial instruments indexed to the price of gold amounting to ~~W~~72,349 million and ~~W~~69,060 million as of December 31, 2016 and 2015, respectively, are included.
[2]	Loans and other financial assets are net of allowance.

4.2.4 Credit Risk of Loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes an impairment loss on loan carried at amortized cost when there is any objective indication of impairment. Impairment loss is defined as incurred loss in accordance with Korean IFRS; therefore, a loss that might be occur due to a future event is not recognized in spite of its likelihood. The Group measures inherent incurred losses on loans and presents them in the consolidated financial statements through the use of an allowance account which is offset against the related loans.

Loans as of December 31, 2016 and 2015, are classified as follows:

(In millions of Korean won)
	2016
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	~~W~~	133,491,252	98.86	~~W~~	117,346,453	98.44	~~W~~	13,001,473	96.09	~~W~~	263,839,178	98.53
Past due but not impaired		961,370	0.71		202,474	0.17		226,648	1.68		1,390,492	0.52
Impaired		575,711	0.43		1,656,387	1.39		302,122	2.23		2,534,220	0.95

		135,028,333	100.00		119,205,314	100.00		13,530,243	100.00		267,763,890	100.00

Less: Allowances[1]		(481,289)	0.36		(1,382,172)	1.16		(414,295)	3.06		(2,277,756)	0.85

Carrying amount	~~W~~	134,547,044		~~W~~	117,823,142		~~W~~	13,115,948		~~W~~	265,486,134

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)
	2015
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	~~W~~	122,397,940	98.52	~~W~~	108,822,470	97.85	~~W~~	11,640,909	95.92	~~W~~	242,861,319	98.09
Past due but not impaired		1,225,908	0.99		288,053	0.26		216,829	1.79		1,730,790	0.70
Impaired		612,065	0.49		2,105,063	1.89		278,187	2.29		2,995,315	1.21

		124,235,913	100.00		111,215,586	100.00		12,135,925	100.00		247,587,424	100.00

Less: Allowances[1]		(491,352)	0.40		(1,692,352)	1.52		(398,350)	3.28		(2,582,054)	1.04

Carrying amount	~~W~~	123,744,561		~~W~~	109,523,234		~~W~~	11,737,575		~~W~~	245,005,370

[1]	Collectively assessed allowances for loans are included as they are not impaired individually.

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)
	2016
	Retail		Corporate		Credit card		Total
Grade 1	~~W~~	110,720,263	~~W~~	57,754,882	~~W~~	6,804,763	~~W~~	175,279,908
Grade 2		18,400,111		49,531,423		4,774,368		72,705,902
Grade 3		3,188,861		7,722,663		1,147,814		12,059,338
Grade 4		935,265		1,728,631		249,529		2,913,425
Grade 5		246,752		608,854		24,999		880,605

	~~W~~	133,491,252	~~W~~	117,346,453	~~W~~	13,001,473	~~W~~	263,839,178

(In millions of Korean won)
	2015
	Retail		Corporate		Credit card		Total
Grade 1	~~W~~	102,454,299	~~W~~	49,891,311	~~W~~	6,009,760	~~W~~	158,355,370
Grade 2		16,018,879		46,344,267		4,288,164		66,651,310
Grade 3		2,794,511		10,076,423		1,303,101		14,174,035
Grade 4		860,517		1,916,606		32,293		2,809,416
Grade 5		269,734		593,863		7,591		871,188

	~~W~~	122,397,940	~~W~~	108,822,470	~~W~~	11,640,909	~~W~~	242,861,319

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of Probability of Default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Loans that are past due but not impaired are as follows:

(In millions of Korean won)
	2016
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	~~W~~	782,262	~~W~~	119,667	~~W~~	57,187	~~W~~	2,254	~~W~~	961,370
Corporate		134,432		44,086		23,956		—		202,474
Credit card		176,390		31,880		18,378		—		226,648

	~~W~~	1,093,084	~~W~~	195,633	~~W~~	99,521	~~W~~	2,254	~~W~~	1,390,492

(In millions of Korean won)
	2015
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	~~W~~	982,702	~~W~~	168,391	~~W~~	72,626	~~W~~	2,189	~~W~~	1,225,908
Corporate		218,258		56,531		13,264		—		288,053
Credit card		170,600		32,121		14,099		9		216,829

	~~W~~	1,371,560	~~W~~	257,043	~~W~~	99,989	~~W~~	2,198	~~W~~	1,730,790

Impaired loans are as follows:

(In millions of Korean won)
	2016
	Retail		Corporate		Credit card		Total
Loans	~~W~~	575,711	~~W~~	1,656,387	~~W~~	302,122	~~W~~	2,534,220
Allowances under
Individual assessment		(3)		(860,829)		—		(860,832)
Collective assessment		(217,535)		(133,507)		(183,211)		(534,253)

		(217,538)		(994,336)		(183,211)		(1,395,085)

	~~W~~	358,173	~~W~~	662,051	~~W~~	118,911	~~W~~	1,139,135

(In millions of Korean won)
	2015
	Retail		Corporate		Credit card		Total
Loans	~~W~~	612,065	~~W~~	2,105,063	~~W~~	278,187	~~W~~	2,995,315
Allowances under
Individual assessment		(2)		(1,025,771)		—		(1,025,773)
Collective assessment		(238,011)		(184,803)		(207,321)		(630,135)

		(238,013)		(1,210,574)		(207,321)		(1,655,908)

	~~W~~	374,052	~~W~~	894,489	~~W~~	70,866	~~W~~	1,339,407

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	~~W~~	21,168	~~W~~	131,752	~~W~~	207,493	~~W~~	52,994,315	~~W~~	53,354,728
Deposits and savings		10,849		6,114		51,815		2,115,376		2,184,154
Property and equipment		7,083		25,035		28,053		5,380,329		5,440,500
Real estate		262,340		341,803		590,196		137,263,717		138,458,056

	~~W~~	301,440	~~W~~	504,704	~~W~~	877,557	~~W~~	197,753,737	~~W~~	199,437,438

(In millions of Korean won)
	2015
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	~~W~~	26,150	~~W~~	165,024	~~W~~	308,702	~~W~~	45,292,758	~~W~~	45,792,634
Deposits and savings		608		9,986		48,584		2,241,837		2,301,015
Property and equipment		10,191		39,937		41,453		3,894,338		3,985,919
Real estate		270,802		440,710		829,470		129,302,361		130,843,343

	~~W~~	307,751	~~W~~	655,657	~~W~~	1,228,209	~~W~~	180,731,294	~~W~~	182,922,911

4.2.5 Credit Quality of Securities

Financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Securities that are neither past due nor impaired	~~W~~	63,298,248	~~W~~	46,022,194
Impaired securities		4,833		5,572

	~~W~~	63,303,081	~~W~~	46,027,766

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The credit quality of securities, excluding equity securities, that are neither past due nor impaired as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Securities that are neither past due nor impaired
Financial assets held for trading	~~W~~	20,101,364	~~W~~	2,752,038	~~W~~	46,113	~~W~~	18,397	~~W~~	68,658	~~W~~	22,986,570
Financial assets designated at fair value through profit or loss		1,563,152		120,925		8,176		—		1,002		1,693,255
Available-for-sale financial assets		26,082,139		1,310,782		47,998		—		—		27,440,919
Held-to-maturity financial assets		11,177,504		—		—		—		—		11,177,504

	~~W~~	58,924,159	~~W~~	4,183,745	~~W~~	102,287	~~W~~	18,397	~~W~~	69,660	~~W~~	63,298,248

(In millions of Korean won)
	2015
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Securities that are neither past due nor impaired
Financial assets held for trading	~~W~~	7,833,558	~~W~~	1,481,177	~~W~~	9,408	~~W~~	—	~~W~~	—	~~W~~	9,324,143
Financial assets designated at fair value through profit or loss		701,117		242,315		—		—		—		943,432
Available-for-sale financial assets		20,316,248		1,223,446		65,397		—		—		21,605,091
Held-to-maturity financial assets		14,149,528		—		—		—		—		14,149,528

	~~W~~	43,000,451	~~W~~	2,946,938	~~W~~	74,805	~~W~~	—	~~W~~	—	~~W~~	46,022,194

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The credit qualities of securities, excluding equity securities, according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic				Foreign
	KAP	KIS	NICE P&I	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debit securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit risk mitigation of derivative financial instruments

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk of derivative financial instruments as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Deposits and savings, securities and others	~~W~~	478,567	~~W~~	424,559

	~~W~~	478,567	~~W~~	424,559

4.2.7 Credit Risk Concentration Analysis

Details of the Group’s regional loans as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	134,956,004	~~W~~	116,271,176	~~W~~	13,526,026	~~W~~	264,753,206	98.88	~~W~~	(2,234,971)	~~W~~	262,518,235
Europe		1		206,580		245		206,826	0.08		(1,719)		205,107
China		—		1,328,525		2,570		1,331,095	0.50		(23,500)		1,307,595
Japan		1,352		90,977		205		92,534	0.03		(10,385)		82,149
United States		—		984,472		566		985,038	0.37		(2,032)		983,006
Others		70,976		323,584		631		395,191	0.14		(5,149)		390,042

	~~W~~	135,028,333	~~W~~	119,205,314	~~W~~	13,530,243	~~W~~	267,763,890	100.00	~~W~~	(2,277,756)	~~W~~	265,486,134

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)
	2015
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	124,193,500	~~W~~	108,847,327	~~W~~	12,131,934	~~W~~	245,172,761	99.02	~~W~~	(2,539,225)	~~W~~	242,633,536
Europe		1		180,429		250		180,680	0.07		(513)		180,167
China		30		905,693		1,632		907,355	0.37		(17,677)		889,678
Japan		1,737		138,278		282		140,297	0.06		(21,404)		118,893
United States		—		925,391		915		926,306	0.37		(1,058)		925,248
Others		40,645		218,468		912		260,025	0.11		(2,177)		257,848

	~~W~~	124,235,913	~~W~~	111,215,586	~~W~~	12,135,925	~~W~~	247,587,424	100.00	~~W~~	(2,582,054)	~~W~~	245,005,370

Details of the Group’s industrial corporate loans as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	10,603,474	8.90	~~W~~	(20,870)	~~W~~	10,582,604
Manufacturing		36,505,044	30.62		(539,512)		35,965,532
Service		48,529,236	40.71		(307,132)		48,222,104
Wholesale & Retail		14,246,756	11.95		(116,233)		14,130,523
Construction		3,381,470	2.84		(357,439)		3,024,031
Public sector		886,583	0.74		(6,318)		880,265
Others		5,052,751	4.24		(34,668)		5,018,083

	~~W~~	119,205,314	100.00	~~W~~	(1,382,172)	~~W~~	117,823,142

(In millions of Korean won)
	2015
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	9,069,588	8.15	~~W~~	(17,342)	~~W~~	9,052,246
Manufacturing		35,373,084	31.81		(808,946)		34,564,138
Service		44,371,655	39.90		(353,928)		44,017,727
Wholesale & Retail		13,703,559	12.32		(155,919)		13,547,640
Construction		3,568,970	3.21		(300,513)		3,268,457
Public sector		811,542	0.73		(5,239)		806,303
Others		4,317,188	3.88		(50,465)		4,266,723

	~~W~~	111,215,586	100.00	~~W~~	(1,692,352)	~~W~~	109,523,234

Types of the Group’s retail and credit card loans as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	59,015,452	39.73	~~W~~	(22,787)	~~W~~	58,992,665
General		76,012,881	51.17		(458,502)		75,554,379
Credit card		13,530,243	9.10		(414,295)		13,115,948

	~~W~~	148,558,576	100.00	~~W~~	(895,584)	~~W~~	147,662,992

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)
	2015
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	53,780,078	39.44	~~W~~	(24,628)	~~W~~	53,755,450
General		70,455,835	51.66		(466,724)		69,989,111
Credit card		12,135,925	8.90		(398,350)		11,737,575

	~~W~~	136,371,838	100.00	~~W~~	(889,702)	~~W~~	135,482,136

Details of the Group’s industrial securities, excluding equity securities, and derivative financial instruments as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	7,875,106	34.26
Banking and insurance		11,408,503	49.63
Others		3,702,961	16.11

		22,986,570	100.00

Financial assets designated at fair value through profit or loss
Banking and insurance and others		1,693,255	100.00

		1,693,255	100.00

Derivative financial assets
Government and government funded institutions		104,025	3.08
Banking and insurance		2,998,412	88.66
Others		279,498	8.26

		3,381,935	100.00

Available-for-sale financial assets
Government and government funded institutions		10,579,880	38.55
Banking and insurance		13,901,908	50.65
Others		2,963,964	10.80

		27,445,752	100.00

Held-to-maturity financial assets
Government and government funded institutions		5,373,994	48.08
Banking and insurance		5,471,443	48.95
Others		332,067	2.97

		11,177,504	100.00

	~~W~~	66,685,016

(In millions of Korean won)	2015
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	3,497,273	37.51
Banking and insurance		4,289,872	46.01
Others		1,536,998	16.48

		9,324,143	100.00

Financial assets designated at fair value through profit or loss
Banking and insurance		943,432	100.00

		943,432	100.00

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Derivative financial assets
Government and government funded institutions		56,652	2.49
Banking and insurance		1,950,708	85.63
Others		270,752	11.88

		2,278,112	100.00

Available-for-sale financial assets
Government and government funded institutions		6,311,207	29.20
Banking and insurance		12,457,467	57.65
Others		2,841,989	13.15

		21,610,663	100.00

Held-to-maturity financial assets
Government and government funded institutions		7,304,689	51.62
Banking and insurance		6,027,712	42.60
Others		817,127	5.78

		14,149,528	100.00

	~~W~~	48,305,878

Details of the Group’s regional securities, excluding equity securities, and derivative financial instruments by country, as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Amount		%
Financial assets held for trading
Korea	~~W~~	22,359,665	97.27
United States		141,022	0.61
Others		485,883	2.12

		22,986,570	100.00

Financial assets designated at fair value through profit or loss
Korea		1,232,226	72.77
United States		72,837	4.30
Others		388,192	22.93

		1,693,255	100.00

Derivative financial assets
Korea		2,323,198	68.69
United States		291,160	8.61
Others		767,577	22.70

		3,381,935	100.00

Available-for-sale financial assets
Korea		26,855,024	97.85
United States		141,473	0.52
Others		449,255	1.63

		27,445,752	100.00

Held-to-maturity financial assets
Korea		10,029,429	89.73
United States		193,360	1.73
Others		954,715	8.54

		11,177,504	100.00

	~~W~~	66,685,016

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Amount		%
Financial assets held for trading
Korea	~~W~~	9,292,386	99.66
Others		31,757	0.34

		9,324,143	100.00

Financial assets designated at fair value through profit or loss
Korea		542,752	57.53
United States		78,944	8.37
Others		321,736	34.10

		943,432	100.00

Derivative financial assets
Korea		1,286,340	56.47
United States		300,257	13.18
Others		691,515	30.35

		2,278,112	100.00

Available-for-sale financial assets
Korea		21,217,086	98.18
United States		127,426	0.59
Others		266,151	1.23

		21,610,663	100.00

Held-to-maturity financial assets
Korea		13,774,488	97.35
Others		375,040	2.65

		14,149,528	100.00

	~~W~~	48,305,878

The counterparties to the financial assets under due from financial institutions and financial instruments indexed to the price of gold within financial assets held for trading and derivatives are in the financial and insurance industries which have high credit ratings.

4.3 Liquidity Risk

4.3.1 Overview of Liquidity Risk

Liquidity risk is a risk that the Group becomes insolvency due to uncertain liquidity caused by unexpected cash outflows, or a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other cash flow, and off-balance sheet items related to cash flow of currency derivative instruments and others.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the financial statements that are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

4.3.2. Liquidity Risk Management and Indicator

The liquidity risk is managed by risk management policy and liquidity risk management guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

The Group computes and manages cumulative liquidity gap and liquidity rate subject to every transactions that affect cash flow in Korean won and foreign currencies and off-balance sheet transactions in relation to the liquidity. The Group regularly reports to the Risk Planning Council and Risk Management Committee.

4.3.3. Analysis of Remaining Contractual Maturity of Financial Assets and Liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the consolidated financial statements that are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	6,431,488	~~W~~	815,026	~~W~~	414,076	~~W~~	629,696	~~W~~	353,581	~~W~~	—	~~W~~	8,643,867
Financial assets held for trading[2]		26,099,518		—		—		—		—		—		26,099,518
Financial assets designated at fair value through profit or loss[2]		1,758,846		—		—		—		—		—		1,758,846
Derivatives held for trading[2]		3,263,115		—		—		—		—		—		3,263,115
Derivatives held for fair value hedging[3]		—		4,075		1,719		1,791		(584)		53,185		60,186
Loans		25,333		24,246,878		27,731,932		88,710,331		73,969,738		90,290,586		304,974,798
Available-for-sale financial assets[4]		6,444,890		617,457		1,734,077		6,027,364		17,804,826		3,916,630		36,545,244
Held-to-maturity financial assets		—		280,822		552,875		1,423,078		6,478,050		4,457,977		13,192,802
Other financial assets		138,840		5,316,491		34,215		1,188,493		42,957		10,408		6,731,404

	~~W~~	44,162,030	~~W~~	31,280,749	~~W~~	30,468,894	~~W~~	97,980,753	~~W~~	98,648,568	~~W~~	98,728,786	~~W~~	401,269,780

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2016
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[2]	~~W~~	1,143,510	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,143,510
Financial liabilities designated at fair value through profit or loss[2]		10,979,326		—		—		—		—		—		10,979,326
Derivatives held for trading[2]		3,712,015		—		—		—		—		—		3,712,015
Derivatives held for fair value hedging[3]		(1,145)		3,462		(5,114)		8,081		(37,880)		—		(32,596)
Deposits[5]		118,054,880		13,886,329		24,840,830		72,178,631		10,393,616		3,790,933		243,145,219
Debts		8,473,706		5,830,600		3,567,985		5,124,571		4,195,123		116,023		27,308,008
Debentures		52,188		2,078,866		2,403,874		7,493,938		20,673,639		3,273,158		35,975,663
Other financial liabilities		1,656,767		10,969,703		29,248		114,381		354,976		895,950		14,021,025

	~~W~~	144,071,247	~~W~~	32,768,960	~~W~~	30,836,823	~~W~~	84,919,602	~~W~~	35,579,474	~~W~~	8,076,064	~~W~~	336,252,170

Off-balance sheet items
Commitments[6]	~~W~~	97,005,556	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	97,005,556
Financial guarantee contract[7]		4,746,292		—		—		—		—		—		4,746,292

	~~W~~	101,751,848	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	101,751,848

(In millions of Korean won)	2015
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	6,433,873	~~W~~	771,135	~~W~~	926,476	~~W~~	973,720	~~W~~	101,056	~~W~~	—	~~W~~	9,206,260
Financial assets held for trading[2]		10,035,096		—		—		—		—		—		10,035,096
Financial assets designated at fair value through profit or loss[2]		1,138,968		—		—		—		—		—		1,138,968
Derivatives held for trading[2]		2,165,959		—		—		—		—		—		2,165,959
Derivatives held for fair value hedging[3]		—		5,391		18,885		14,358		38,972		111,268		188,874
Loans		55,658		21,389,266		24,657,307		83,314,942		65,396,136		89,038,702		283,852,011
Available-for-sale financial assets[4]		3,106,189		879,570		1,733,861		5,468,592		12,984,938		1,923,776		26,096,926
Held-to-maturity financial assets		—		462,871		1,113,714		2,653,041		8,593,322		3,223,951		16,046,899
Other financial assets		185,712		5,894,880		26,462		1,225,891		10,546		10,055		7,353,546

	~~W~~	23,121,455	~~W~~	29,403,113	~~W~~	28,476,705	~~W~~	93,650,544	~~W~~	87,124,970	~~W~~	94,307,752	~~W~~	356,084,539

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[2]	~~W~~	586,923	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	586,923
Financial liabilities designated at fair value through profit or loss[2]		2,387,681		—		—		—		—		—		2,387,681
Derivatives held for trading[2]		2,282,781		—		—		—		—		—		2,282,781
Derivatives held for fair value hedging[3]		—		1,981		945		(2,642)		(25,096)		(35,050)		(59,862)
Deposits[5]		100,409,376		14,756,423		25,041,672		73,797,488		10,965,895		3,158,782		228,129,636
Debts		1,249,936		4,017,170		1,911,518		4,827,746		3,912,469		537,209		16,456,048
Debentures		68,852		1,642,335		1,550,322		9,021,561		18,326,885		4,193,841		34,803,796
Other financial liabilities		4,173		8,329,950		25,790		99,180		376,104		743,265		9,578,462

	~~W~~	106,989,722	~~W~~	28,747,859	~~W~~	28,530,247	~~W~~	87,743,333	~~W~~	33,556,257	~~W~~	8,598,047	~~W~~	294,165,465

Off-balance sheet items
Commitments[6]	~~W~~	97,602,903	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	97,602,903
Financial guarantee contract[7]		4,021,013		—		—		—		—		—		4,021,013

	~~W~~	101,623,916	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	101,623,916

[1]	The amounts of ~~W~~9,307,958 million and ~~W~~7,127,248 million, which are restricted due from the financial institutions as of December 31, 2016 and 2015, respectively, are excluded.
[2]	Financial assets/liabilities held for trading, financial assets/liabilities designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘On demand’ category. However, the cash flows of the embedded derivatives (e.g. conversion options and others) which are separated from their host contracts in accordance with the requirement of Korean IFRS 1039, are considered in the cash flows of the host contracts.
[3]	Cash flows of derivative instruments held for fair value hedging are shown at net cash flow by remaining contractual maturity.
[4]	Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category as most are available for sale at anytime. However, in the case of equity investments restricted for sale, they are shown in the period in which the restriction is expected to expire.
[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ category.
[6]	Commitments are included under the ‘On demand’ category because payments will be made upon request.
[7]	The financial guarantee contracts are included under the ‘On demand’ category as payments will be made upon request.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The contractual cash flows of derivatives held for cash flow hedging as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net settlement derivatives	~~W~~	(283)	~~W~~	(1,078)	~~W~~	(3,088)	~~W~~	(3,141)	~~W~~	—	~~W~~	(7,590)
Cash flow to be received of total settlement derivatives		302		948		245,909		121,152		—		368,311
Cash flow to be paid of total settlement derivatives		(522)		(1,080)		(224,600)		(110,373)		—		(336,575)

(In millions of Korean won)
	2015
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net settlement derivatives	~~W~~	(389)	~~W~~	(1,246)	~~W~~	(4,519)	~~W~~	(7,350)	~~W~~	—	~~W~~	(13,504)
Cash flow to be received of total settlement derivatives		252		722		3,849		358,239		—		363,062
Cash flow to be paid of total settlement derivatives		(504)		(1,135)		(4,934)		(336,576)		—		(343,149)

4.4 Market Risk

4.4.1 Overview of Market Risk

Concept

Market risk is the risk of possible losses which arise from changes in market factors; such as, interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments; such as, securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks, currency risks and also, stock price risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Risk Management

The Group sets internal capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures; such as, trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

Kookmin Bank, one of the subsidiaries, establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed instruments through its Risk Management Council. The Market Risk Management Committee, which is chaired by the Chief Risk Officer (CRO), is the decision maker and sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The ALCO of Kookmin Bank determines the operational standards of interest and commission, the details of the establishment and prosecution of the Asset Liability Management (ALM) policies and enacts and amends relevant guidelines. The Risk Management Committee and Risk Management Council monitor the establishment and enforcement of ALM risk management policies, and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks; such as, interest gap, duration gap and interest rate VaR (Value at Risk), are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Department independently reports related information to the management.

4.4.2 Trading Position

Definition of a trading position

Trading positions subject to market risk management are defined under the Trading Policy and Guideline, and the basic requirements are as follows:

•	The trading position is not restricted for sale, is measured daily at fair value, and its significant inherent risks are able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and Guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Group’s risk management

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Observation method on market risk arising from trading positions

Subsidiaries of the Group calculate VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Group manages market risk on the trading portfolio. In addition, the Group controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

VaR (Value at Risk)

i. VaR (Value at Risk)

Kookmin Bank, one of the subsidiaries, uses the value-at-risk methodology to measure the market risk of trading positions. Kookmin Bank uses the 10-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered to be a full valuation method. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio’s value distribution results.

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements are, however, not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses may vary depending on the assumptions made at the time of the calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

A subsidiary which hold trading positions uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. When the internal model is not permitted for certain market risk, the Group uses the standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions. And also, from this year, non-banking subsidiaries use the same standard method applied to measure regulatory capital for improvement of market risk VaR management utility (improvement of relation with regulatory capital).

ii. Back-Testing

Back-testing is conducted on a daily basis to validate the adequacy of the market risk model. In back-testing, the Group compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

Stress testing is carried out to analyze the impact of abnormal market situations on the trading and available-for-sale portfolio. It reflects changes in interest rates, stock prices, foreign exchange rates, implied volatilities of derivatives and other risk factors that have significant influence on the value of the portfolio. The Group uses historical scenarios and hypothetical scenarios for the analysis of abnormal market situations. Stress testing is performed at least once every year.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period by a subsidiary as of December 31, 2016 and 2015, are as follows:

Kookmin Bank

(In millions of Korean won)	2016
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	15,683	~~W~~	10,817	~~W~~	19,538	~~W~~	14,906
Stock price risk		1,757		726		2,269		1,201
Foreign exchange rate risk		16,493		10,123		22,206		10,123
Deduction of diversification effect								(6,477)

Total VaR	~~W~~	19,018	~~W~~	11,558	~~W~~	28,519	~~W~~	19,753

(In millions of Korean won)	2015
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	18,403	~~W~~	10,022	~~W~~	27,134	~~W~~	15,788
Stock price risk		1,711		866		3,880		2,040
Foreign exchange rate risk		12,429		8,322		21,935		21,935
Deduction of diversification effect								(16,577)

Total VaR	~~W~~	23,930	~~W~~	11,730	~~W~~	33,885	~~W~~	23,186

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR or the non-banking subsidiaries as of December 31, 2016 and 2015, are as follows:

Kookmin Bank

(In millions of Korean won)	2016		2015
Interest rate risk	~~W~~	15,161	~~W~~	34
Stock price risk		4,816		118

	~~W~~	19,977	~~W~~	152

KB Securities Co., Ltd.

(In millions of Korean won)	2016[1]
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	79,205	~~W~~	41,116	~~W~~	312,094	~~W~~	312,094
Stock price risk		57,816		36,140		199,182		199,182
Foreign exchange rate risk		1,766		471		10,790		10,790
Commodity risk		80		—		125		—

Total VaR	~~W~~	138,867	~~W~~	77,727	~~W~~	522,191	~~W~~	522,066

[1]	Including Hyundai Securities Co., Ltd. (included as a subsidiary in October 2016)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015[1]
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	34,674	~~W~~	19,465	~~W~~	55,744	~~W~~	51,470
Stock price risk		41,645		26,074		56,798		50,579
Foreign exchange rate risk		560		294		959		720
Commodity risk		83		3		181		181

Total VaR	~~W~~	76,962	~~W~~	45,836	~~W~~	113,682	~~W~~	102,950

[1]	Based on formerly known as KB Investment&Securities Co., Ltd.

KB Life Insurance Co., Ltd.

(In millions of Korean won)	2016
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	1,428	~~W~~	1,123	~~W~~	2,440	~~W~~	1,675

Total VaR	~~W~~	1,428	~~W~~	1,123	~~W~~	2,440	~~W~~	1,675

(In millions of Korean won)	2015
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	1,984	~~W~~	1,370	~~W~~	2,896	~~W~~	2,474

Total VaR	~~W~~	1,984	~~W~~	1,370	~~W~~	2,896	~~W~~	2,474

KB Investment Co., Ltd.

(In millions of Korean won)	2016
	Average		Minimum		Maximum		Ending
Stock price risk	~~W~~	2,852	~~W~~	1,571	~~W~~	4,516	~~W~~	4,516
Foreign exchange rate risk		592		357		792		792

Total VaR	~~W~~	3,444	~~W~~	1,928	~~W~~	5,308	~~W~~	5,308

(In millions of Korean won)	2015
	Average		Minimum		Maximum		Ending
Stock price risk	~~W~~	2,911	~~W~~	2,291	~~W~~	3,681	~~W~~	3,681
Foreign exchange rate risk		190		148		350		350

Total VaR	~~W~~	3,101	~~W~~	2,439	~~W~~	4,031	~~W~~	4,031

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities denominated in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Group manages interest rate risk on trading positions using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Group does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolio in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency and foreign currency derivatives. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which are denominated in US dollars and Chinese Yuan. The Group sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

4.4.3 Non-trading position

Definition of non-trading position

Managed interest rate risk in non-trading position includes on- or off-balance sheet assets, liabilities and derivatives that are sensitive to interest rate, except trading position for market risk. The interest rate sensitive assets and liabilities are interest-bearing assets and liabilities that create interest income and expenses.

Observation method on market risk arising from non-trading position

Interest rate risk occurs due to mismatches on maturities and interest rate reset periods between interest-bearing assets and liabilities. The Group manages the risk through measuring and managing interest rate VaR and EaR that are maximum expected decreases in net asset value (NPV) and net interest income (NII) for one year, respectively, arising from unfavorable changes in market interest rate.

Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk under a normal distribution at a 99.94% confidence level. The measurement results of risk as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Kookmin Bank	~~W~~	75,990	~~W~~	94,500
KB Securities Co., Ltd.[1]		33,346		11,115
KB Kookmin Card Co., Ltd.		43,731		55,304
KB Life Insurance Co., Ltd.		21,510		30,964
KB Savings Bank Co., Ltd.		5,694		7,581
KB Capital Co., Ltd.		4,795		5,798

[1]	Measurement as of December 31, 2015, is based on formerly known as KB Investment&Securities Co., Ltd.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

4.4.4 Financial Instruments in Foreign Currencies

Details of financial instruments presented in foreign currencies translated into Korean won as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	~~W~~	2,562,178	~~W~~	209,264	~~W~~	353,841	~~W~~	17,224	~~W~~	601,317	~~W~~	343,825	~~W~~	4,087,649
Financial assets held for trading		1,078,304		123,733		2,927		—		6,275		—		1,211,239
Financial assets designated at fair value through profit or loss		458,422		—		—		—		—		—		458,422
Derivatives held for trading		84,938		13		24,616		—		—		90,626		200,193
Derivatives held for hedging		5,917		—		—		—		—		—		5,917
Loans		10,824,626		342,100		895,208		5,799		552,966		180,445		12,801,144
Available-for-sale financial assets		2,214,244		150,510		—		—		35,873		1,033		2,401,660
Held-to-maturity financial assets		1,148,075		—		—		—		—		—		1,148,075
Other financial assets		930,606		245,827		35,981		30,793		176,833		648,089		2,068,129

	~~W~~	19,307,310	~~W~~	1,071,447	~~W~~	1,312,573	~~W~~	53,816	~~W~~	1,373,264	~~W~~	1,264,018	~~W~~	24,382,428

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	457,766	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	457,766
Derivatives held for trading		105,918		—		129,349		—		—		315,403		550,670
Derivatives held for hedging		63,634		—		—		—		—		—		63,634
Deposits		7,259,601		597,173		457,447		52,710		791,825		399,683		9,558,439
Debts		7,273,597		169,507		83,105		279		85,123		37,491		7,649,102
Debentures		3,830,709		—		—		—		—		—		3,830,709
Other financial liabilities		1,453,669		52,275		534,224		1,429		176,382		294,933		2,512,912

	~~W~~	20,444,894	~~W~~	818,955	~~W~~	1,204,125	~~W~~	54,418	~~W~~	1,053,330	~~W~~	1,047,510	~~W~~	24,623,232

Off-balance sheet items	~~W~~	14,570,708	~~W~~	822	~~W~~	39,000	~~W~~	—	~~W~~	131,210	~~W~~	470,900	~~W~~	15,212,640

(In millions of Korean won)	2015
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	~~W~~	2,210,147	~~W~~	243,840	~~W~~	123,607	~~W~~	14,891	~~W~~	92,005	~~W~~	215,154	~~W~~	2,899,644
Financial assets held for trading		75,762		—		2,616		—		—		—		78,378
Financial assets designated at fair value through profit or loss		501,978		—		—		—		—		—		501,978
Derivatives held for trading		64,705		87		355		—		—		1,275		66,422
Derivatives held for hedging		8,610		—		—		—		—		—		8,610
Loans		12,875,006		507,615		458,483		19,365		4,329		136,560		14,001,358
Available-for-sale financial assets		1,564,355		60,591		—		—		—		1,392		1,626,338
Held-to-maturity financial assets		375,040		—		—		—		—		—		375,040
Other financial assets		985,459		182,766		216,546		5,381		192,669		145,225		1,728,046

	~~W~~	18,661,062	~~W~~	994,899	~~W~~	801,607	~~W~~	39,637	~~W~~	289,003	~~W~~	499,606	~~W~~	21,285,814

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	658,010	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	658,010
Derivatives held for trading		92,435		—		2,527		—		—		12,597		107,559
Derivatives held for hedging		21,461		—		—		—		—		—		21,461
Deposits		6,397,515		510,174		387,112		22,662		58,802		376,870		7,753,135
Debts		6,650,235		217,887		143,060		7,916		4,511		110,536		7,134,145
Debentures		3,869,711		—		106,284		—		—		157,337		4,133,332
Other financial liabilities		1,701,766		98,431		160,867		10,454		185,653		26,646		2,183,817

	~~W~~	19,391,133	~~W~~	826,492	~~W~~	799,850	~~W~~	41,032	~~W~~	248,966	~~W~~	683,986	~~W~~	21,991,459

Off-balance sheet items	~~W~~	15,548,595	~~W~~	17,086	~~W~~	49,053	~~W~~	—	~~W~~	13,957	~~W~~	311,287	~~W~~	15,939,978

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk Management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

4.6. Capital Adequacy

The Group complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in June 2011, and was implemented in Korea in December 2013. The Group is required to maintain a minimum Common Equity Tier 1 ratio of at least 5.375%(2015: 4.5%), a minimum Tier 1 ratio of 6.875%(2015: 6.0%) and a minimum Total Regulatory Capital of 8.875%(2015: 8.0%) as of December 31, 2016.

The Group’s equity capital is classified into three categories in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies:

•	Common Equity Tier 1 Capital: Common equity Tier 1 Capital represents the issued capital that takes the first and proportionately greatest share of any losses and represents the most subordinated claim in liquidation of the Group, and not repaid outside of liquidation. It includes common shares issued, capital surplus, retained earnings, non-controlling interests of consolidated subsidiaries, accumulated other comprehensive income, other capital surplus and others.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

•	Additional Tier 1 Capital: Additional Tier 1 Capital includes (i) perpetual instruments issued by the Group that meet the criteria for inclusion in Additional Tier 1 capital, and (ii) stock surplus resulting from the issue of instruments included in Additional Tier 1 capital and others.

•	Tier 2 Capital: Tier 2 Capital represents the capital that takes the proportionate share of losses in the liquidation of the Group. Tier 2 Capital includes a fund raised by issuing subordinated debentures maturing in not less than five years that meet the criteria for inclusion in Additional Tier 2 capital, and the allowance for loan losses which are accumulated for assets classified as normal or precautionary as a result of classification of asset soundness in accordance with Regulation on Supervision of Financial Holding Companies and others.

Risk weighted asset means the inherent risks in the total assets held by the Group. The Group calculates risk weighted asset by each risk (credit risk, market risk, and operational risk) based on the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies and uses it for BIS ratio calculation.

The Group assesses and monitors its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and internal capital (amount of capital enough to cover all significant risks under target credit rate set by the Group). The Group monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy.

Internal Capital is the amount of capital to prevent the inability of payment due to unexpected loss in the future. The Group measures, allocates and monitors internal capital by risk type and subsidiaries.

The Risk Management Council of the Group determines the Group’s risk appetite and allocates internal capital by risk type and subsidiary. Each subsidiary efficiently operates its capital within a range of allocated internal capital. The Risk Management Department of the Group monitors the limit on internal capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the internal capital is expected to exceed the limits due to new business or business expansion.

Details of the Group’s capital adequacy calculation in line with Basel III requirements as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Equity Capital:	~~W~~	31,103,291	~~W~~	29,140,025
Tier 1 Capital		29,264,494		25,585,979
Common Equity Tier 1 Capital		29,013,954		25,351,910
Additional Tier 1 Capital		250,540		234,069
Tier 2 Capital		1,838,797		3,554,046
Risk-weighted assets:		203,649,442		188,212,825
Equity Capital (%):		15.27		15.48
Tier 1 Capital (%)		14.37		13.59
Common Equity Tier 1 Capital (%)		14.25		13.47

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking Business	Corporate Banking	The activities within this segment include providing credit, deposit products and other related financial services to large, small and medium-sized enterprises and SOHOs.

	Retail Banking	The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

	Other Banking Services	The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

Credit Card Business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.

Investment & Securities Business		The activities within this segment include investment banking, brokerage services and other supporting activities.

Life Insurance Business		The activities within this segment include life insurance and other supporting activities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Financial information by business segment for the year ended December 31, 2016, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	~~W~~	1,803,204	~~W~~	2,248,035	~~W~~	1,402,861	~~W~~	5,454,100	~~W~~	1,269,573	~~W~~	184,856	~~W~~	139,847	~~W~~	396,566	~~W~~	—	~~W~~	7,444,942
Intra-segment operating revenues (expenses)		9,274		—		249,235		258,509		(261,747)		3,268		(26,528)		159,944		(133,446)		—

	~~W~~	1,812,478	~~W~~	2,248,035	~~W~~	1,652,096	~~W~~	5,712,609	~~W~~	1,007,826	~~W~~	188,124	~~W~~	113,319	~~W~~	556,510	~~W~~	(133,446)	~~W~~	7,444,942

Net interest income		2,286,347		2,353,232		189,331		4,828,910		981,342		73,205		233,742		283,158		2,172		6,402,529
Interest income		3,297,791		3,740,601		855,764		7,894,156		1,261,787		142,960		233,764		501,675		(12,460)		10,021,882
Interest expense		(1,011,444)		(1,387,369)		(666,433)		(3,065,246)		(280,445)		(69,755)		(22)		(218,517)		14,632		(3,619,353)
Net fee and commission income		231,182		504,259		352,410		1,087,851		92,070		193,384		(927)		212,723		(209)		1,584,892
Fee and commission income		293,336		583,048		433,998		1,310,382		1,658,034		220,938		85		252,031		(290,593)		3,150,877
Fee and commission expense		(62,154)		(78,789)		(81,588)		(222,531)		(1,565,964)		(27,554)		(1,012)		(39,308)		290,384		(1,565,985)
Net gains (losses) on financial assets/ liabilities at fair value through profit or loss		(1,166)		—		198,064		196,898		—		(212,522)		8,154		7,851		(9,149)		(8,768)
Net other operating income (expense)		(703,885)		(609,456)		912,291		(401,050)		(65,586)		134,057		(127,650)		52,778		(126,260)		(533,711)
General and administrative expenses		(950,038)		(2,102,384)		(1,216,527)		(4,268,949)		(348,121)		(316,958)		(94,753)		(266,124)		66,194		(5,228,711)
Operating profit before provision for credit losses		862,440		145,651		435,569		1,443,660		659,705		(128,834)		18,566		290,386		(67,252)		2,216,231
Provision (reversal) for credit losses		(278,277)		(2,615)		26,563		(254,329)		(249,809)		9,083		(1,663)		(42,893)		328		(539,283)
Net operating income		584,163		143,036		462,132		1,189,331		409,896		(119,751)		16,903		247,493		(66,924)		1,676,948
Share of profit of associates		—		—		17,615		17,615		(20)		106,423		—		156,820		—		280,838
Net other non-operating income (expense)[1]		(1,300)		—		50,611		49,311		2,262		634,863		(148)		(440)		(14,979)		670,869
Segment profits before income tax		582,863		143,036		530,358		1,256,257		412,138		621,535		16,755		403,873		(81,903)		2,628,655
Income tax expense		(140,910)		(34,614)		(116,477)		(292,001)		(95,035)		20,765		(4,041)		(66,262)		(1,901)		(438,475)
Profit for the year		441,953		108,422		413,881		964,256		317,103		642,300		12,714		337,611		(83,804)		2,190,180
Profit attributable to shareholders of the parent company		441,953		108,422		413,881		964,256		317,103		642,300		12,714		291,175		(83,804)		2,143,744
Profit attributable to non-controlling interests		—		—		—		—		—		—		—		46,436		—		46,436
Total assets[2]		109,500,342		122,806,490		74,759,538		307,066,370		15,772,036		32,382,795		8,887,413		36,646,767		(25,081,725)		375,673,656
Total liabilities[2]		91,685,643		140,082,958		51,972,767		283,741,368		11,807,038		28,198,439		8,337,849		12,468,290		(140,731)		344,412,253

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Financial information by business segment for the year ended December 31, 2015, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	~~W~~	1,667,927	~~W~~	2,115,837	~~W~~	1,614,790	~~W~~	5,398,554	~~W~~	1,310,628	~~W~~	184,880	~~W~~	142,885	~~W~~	345,002	~~W~~	—	~~W~~	7,381,949
Intra-segment operating revenues (expenses)		51,466		—		283,402		334,868		(257,745)		2,758		(34,943)		148,101		(193,039)		—

	~~W~~	1,719,393	~~W~~	2,115,837	~~W~~	1,898,192	~~W~~	5,733,422	~~W~~	1,052,883	~~W~~	187,638	~~W~~	107,942	~~W~~	493,103	~~W~~	(193,039)	~~W~~	7,381,949

Net interest income		2,320,217		2,102,326		289,204		4,711,747		979,928		24,260		236,027		250,499		738		6,203,199
Interest income		3,513,603		3,858,102		1,016,677		8,388,382		1,305,800		49,630		236,032		413,746		(17,767)		10,375,823
Interest expense		(1,193,386)		(1,755,776)		(727,473)		(3,676,635)		(325,872)		(25,370)		(5)		(163,247)		18,505		(4,172,624)
Net fee and commission income		232,708		569,832		353,833		1,156,373		108,865		97,996		162		168,928		2,659		1,534,983
Fee and commission income		296,498		671,184		404,372		1,372,054		1,582,903		105,900		162		197,109		(287,033)		2,971,095
Fee and commission expense		(63,790)		(101,352)		(50,539)		(215,681)		(1,474,038)		(7,904)		—		(28,181)		289,692		(1,436,112)
Net gains (losses) on financial assets / liabilities at fair value through profit or loss		37		—		286,991		287,028		—		51,184		8,321		14,852		(1,658)		359,727
Net other operating income (expense)		(833,569)		(556,321)		968,164		(421,726)		(35,910)		14,198		(136,568)		58,824		(194,778)		(715,960)
General and administrative expenses		(847,029)		(2,004,800)		(959,992)		(3,811,821)		(332,700)		(119,496)		(79,074)		(227,446)		46,953		(4,523,584)
Operating profit before provision for credit losses		872,364		111,037		938,200		1,921,601		720,183		68,142		28,868		265,657		(146,086)		2,858,365
Provision (reversal) for credit losses		(715,926)		(80,213)		54,519		(741,620)		(245,790)		(4,992)		(10,159)		(34,507)		(163)		(1,037,231)
Net operating income (expense)		156,438		30,824		992,719		1,179,981		474,393		63,150		18,709		231,150		(146,249)		1,821,134
Share of profit of associates		—		—		7,812		7,812		—		93		—		195,192		—		203,097
Net other non-operating income (expense)		1,317		—		192,119		193,436		(12,141)		(614)		(208)		(35,286)		(4,723)		140,464
Segment profits before income tax		157,755		30,824		1,192,650		1,381,229		462,252		62,629		18,501		391,056		(150,972)		2,164,695
Income tax benefit (expense)		(38,973)		(7,460)		(227,558)		(273,991)		(107,232)		(15,511)		(7,938)		(37,452)		4,735		(437,389)
Profit (loss) for the year		118,782		23,364		965,092		1,107,238		355,020		47,118		10,563		353,604		(146,237)		1,727,306
Profit (loss) attributable to shareholders of the parent company		118,782		23,364		965,092		1,107,238		355,020		47,118		10,563		324,616		(146,237)		1,698,318
Profit attributable to non-controlling interests		—		—		—		—		—		—		—		28,988		—		28,988
Total assets[2]		103,042,327		114,849,508		72,386,072		290,277,907		16,141,810		6,118,251		8,516,783		28,527,698		(20,516,982)		329,065,467
Total liabilities[2]		89,293,741		130,631,229		47,605,726		267,530,696		12,307,827		5,495,285		7,933,950		7,733,168		(838,181)		300,162,745

[1]	Gains on bargain purchase of Hyundai Securities Co., Ltd., ~~W~~628,614 million, are recorded in net other operating income (expense) of Investment & Securities business.
[2]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers for each service for the year ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016		2015
Banking service	~~W~~	5,454,100	~~W~~	5,398,554
Credit card service		1,269,573		1,310,628
Investment & Securities service		184,856		184,880
Life insurance service		139,847		142,885
Other service		396,566		345,002

	~~W~~	7,444,942	~~W~~	7,381,949

5.2.2 Geographical information

Geographical operating revenues from external customers for the year ended December 31, 2016 and 2015, and major non-current assets as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016				2015
	Revenues from external customers		Major non- current assets		Revenues from external customers		Major non- current assets
Domestic	~~W~~	7,354,698	~~W~~	4,952,552	~~W~~	7,305,697	~~W~~	3,821,634
United States		10,522		299		11,847		276
New Zealand		5,422		128		5,143		209
China		47,360		5,038		30,590		6,949
Japan		5,624		1,964		10,709		1,547
Vietnam		4,220		278		3,358		239
Cambodia		6,109		1,216		5,072		350
United Kingdom		10,987		149		9,533		130
Intra-group adjustment		—		72,971		—		134,692

	~~W~~	7,444,942	~~W~~	5,034,595	~~W~~	7,381,949	~~W~~	3,966,026

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

Carrying amount and fair value of financial assets and liabilities as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016				2015
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	17,884,863	~~W~~	17,878,714	~~W~~	16,316,066	~~W~~	16,316,953
Financial assets held for trading		26,099,518		26,099,518		10,035,096		10,035,096
Debt securities		22,986,570		22,986,570		9,324,143		9,324,143
Equity securities		3,040,599		3,040,599		641,893		641,893
Others		72,349		72,349		69,060		69,060
Financial assets designated at fair value through profit or loss		1,758,846		1,758,846		1,138,968		1,138,968
Debt securities		331,664		331,664		145,542		145,542
Equity securities		65,591		65,591		195,536		195,536
Derivative-linked securities		1,361,591		1,361,591		797,890		797,890
Derivatives held for trading		3,298,328		3,298,328		2,165,971		2,165,971
Derivatives held for hedging		83,607		83,607		112,141		112,141
Loans		265,486,134		265,144,250		245,005,370		245,244,958
Available-for-sale financial assets		33,970,293		33,970,293		24,987,231		24,987,231
Debt securities		27,445,752		27,445,752		21,610,663		21,610,663
Equity securities		6,524,541		6,524,541		3,376,568		3,376,568
Held-to-maturity financial assets		11,177,504		11,400,616		14,149,528		14,505,959
Other financial assets		7,322,335		7,322,335		7,907,940		7,907,940

	~~W~~	367,081,428	~~W~~	366,956,507	~~W~~	321,818,311	~~W~~	322,415,217

Financial liabilities
Financial liabilities held for trading	~~W~~	1,143,510	~~W~~	1,143,510	~~W~~	586,923	~~W~~	586,923
Financial liabilities designated at fair value through profit or loss		10,979,326		10,979,326		2,387,681		2,387,681
Derivatives held for trading		3,717,819		3,717,819		2,282,794		2,282,794
Derivatives held for hedging		89,309		89,309		42,962		42,962
Deposits		239,729,695		240,223,353		224,268,185		224,949,129
Debts		26,251,486		26,247,768		16,240,743		16,297,523
Debentures		34,992,057		35,443,751		32,600,603		33,274,914
Other financial liabilities		16,286,578		16,257,142		12,278,613		12,255,921

	~~W~~	333,189,780	~~W~~	334,101,978	~~W~~	290,688,504	~~W~~	292,077,847

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives and Financial assets at fair value through profit or loss	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method, the Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Closed Form and Tree Model or valuation results from independent external professional valuation institution.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of December 31, 2016 and 2015, is as follows:

(In millions of Korean won)	2016
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	~~W~~	7,426,480	~~W~~	15,560,090	~~W~~	—	~~W~~	22,986,570
Equity securities		1,137,531		1,903,068		—		3,040,599
Others		72,349		—		—		72,349

		8,636,360		17,463,158		—		26,099,518

Financial assets designated at fair value through profit or loss
Debt securities		—		237,595		94,069		331,664
Equity securities		—		—		65,591		65,591
Derivative-linked securities		—		757,979		603,612		1,361,591

		—		995,574		763,272		1,758,846

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Derivatives held for trading		128,236		3,033,156		136,936		3,298,328

Derivatives held for hedging		—		82,144		1,463		83,607

Available-for-sale financial assets[1]
Debt securities		10,456,882		16,978,619		10,251		27,445,752
Equity securities		1,112,502		2,349,998		3,062,041		6,524,541

		11,569,384		19,328,617		3,072,292		33,970,293

	~~W~~	20,333,980	~~W~~	40,902,649	~~W~~	3,973,963	~~W~~	65,210,592

Financial liabilities
Financial liabilities held for trading	~~W~~	1,143,510	~~W~~	—	~~W~~	—	~~W~~	1,143,510
Financial liabilities designated at fair value through profit or loss		566		3,181,621		7,797,139		10,979,326
Derivatives held for trading		474,921		3,041,052		201,846		3,717,819
Derivatives held for hedging		—		89,123		186		89,309

	~~W~~	1,618,997	~~W~~	6,311,796	~~W~~	7,999,171	~~W~~	15,929,964

(In millions of Korean won)	2015
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	~~W~~	3,374,271	~~W~~	5,949,872	~~W~~	—	~~W~~	9,324,143
Equity securities		302,207		339,686		—		641,893
Others		69,060		—		—		69,060

		3,745,538		6,289,558		—		10,035,096

Financial assets designated at fair value through profit or loss
Debt securities		—		145,542		—		145,542
Equity securities		—		195,536		—		195,536
Derivative-linked securities		—		411,052		386,838		797,890

		—		752,130		386,838		1,138,968

Derivatives held for trading		1,688		2,120,097		44,186		2,165,971

Derivatives held for hedging		—		110,930		1,211		112,141

Available-for-sale financial assets[1]
Debt securities		6,148,688		15,461,551		424		21,610,663
Equity securities		869,451		619,102		1,888,015		3,376,568

		7,018,139		16,080,653		1,888,439		24,987,231

	~~W~~	10,765,365	~~W~~	25,353,368	~~W~~	2,320,674	~~W~~	38,439,407

Financial liabilities
Financial liabilities held for trading	~~W~~	586,923	~~W~~	—	~~W~~	—	~~W~~	586,923
Financial liabilities designated at fair value through profit or loss		—		568,302		1,819,379		2,387,681
Derivatives held for trading		15,139		2,134,427		133,228		2,282,794
Derivatives held for hedging		—		42,465		497		42,962

	~~W~~	602,062	~~W~~	2,745,194	~~W~~	1,953,104	~~W~~	5,300,360

[1]	The amounts of equity securities carried at cost in “Level 3”, which do not have a quoted market price in an active market and cannot be measured reliably at fair value, are ~~W~~223,398 million and ~~W~~121,683 million as of December 31, 2016 and 2015, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, due to significant fluctuations in estimated cash flows arising from entities being in its initial stages, which further results in varying and unpredictable probabilities, unlisted equity securities issued by project financing cannot be reliably and reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Valuation techniques and the inputs used in the fair value measurement classified as Level 2

Financial assets and liabilities measured at fair value classified as Level 2 in the statements of financial position as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	Fair value				Valuation techniques	Inputs
	2016		2015
Financial assets
Financial assets held for trading
Debt securities	~~W~~	15,560,090	~~W~~	5,949,872	DCF Model	Discount rate
Equity securities		1,903,068		339,686	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

		17,463,158		6,289,558

Financial assets designated at fair value through profit or loss
Debt securities		237,595		145,542	DCF Model, Hull and White Model	Discount rate
Equity securities		—		195,536	DCF Model	Discount rate
Derivative-linked securities		757,979		411,052	DCF Model, Closed Form, Monte Carlo Simulation	Discount rate, Volatility of underlying asset

		995,574		752,130

Derivatives held for trading		3,033,156		2,120,097	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		82,144		110,930	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets
Debt securities		16,978,619		15,461,551	DCF Model, One Factor Hull and White Model	Discount rate, Interest rate, Volatility of interest rate
Equity securities		2,349,998		619,102	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

		19,328,617		16,080,653

	~~W~~	40,902,649	~~W~~	25,353,368

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	3,181,621	~~W~~	568,302	DCF Model, Closed Form, Monte Carlo Simulation	Discount rate, Volatility of underlying asset

		3,181,621		568,302

Derivatives held for trading		3,041,052		2,134,427	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		89,123		42,465	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~	6,311,796	~~W~~	2,745,194

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose the fair values are disclosed as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	2,625,516	~~W~~	13,390,534	~~W~~	1,862,664	~~W~~	17,878,714
Loans		—		—		265,144,250		265,144,250
Held-to-maturity financial assets		1,505,288		9,895,328		—		11,400,616
Other financial assets[2]		—		—		7,322,335		7,322,335

	~~W~~	4,130,804	~~W~~	23,285,862	~~W~~	274,329,249	~~W~~	301,745,915

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	116,068,290	~~W~~	124,155,063	~~W~~	240,223,353
Debts[3]		—		1,444,983		24,802,785		26,247,768
Debentures		—		33,504,039		1,939,712		35,443,751
Other financial liabilities[4]		—		—		16,257,142		16,257,142

	~~W~~	—	~~W~~	151,017,312	~~W~~	167,154,702	~~W~~	318,172,014

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	2,711,519	~~W~~	11,171,092	~~W~~	2,434,342	~~W~~	16,316,953
Loans		—		—		245,244,958		245,244,958
Held-to-maturity financial assets		1,788,914		12,717,045		—		14,505,959
Other financial assets[2]		—		—		7,907,940		7,907,940

	~~W~~	4,500,433	~~W~~	23,888,137	~~W~~	255,587,240	~~W~~	283,975,810

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	100,090,671	~~W~~	124,858,458	~~W~~	224,949,129
Debts[3]		—		434,634		15,862,889		16,297,523
Debentures		—		32,532,277		742,637		33,274,914
Other financial liabilities[4]		—		—		12,255,921		12,255,921

	~~W~~	—	~~W~~	133,057,582	~~W~~	153,719,905	~~W~~	286,777,487

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	Other financial assets of ~~W~~7,322,335 million and ~~W~~7,970,940 million are included in Level 3, the carrying amounts that are reasonable approximations of fair values as of December 31, 2016 and 2015, respectively.
[3]	Debts of ~~W~~70,624 million and ~~W~~9,884 million included in Level 2 are the carrying amounts which are reasonable approximations of fair values as of December 31, 2016 and 2015, respectively.
[4]	Other financial liabilities of ~~W~~15,890,765 million and ~~W~~11,957,239 million included in Level 3 are the carrying amounts which are reasonable approximations of fair values as of December 31, 2016 and 2015, respectively.

Valuation techniques and the inputs used in the fair value measurement

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value are not subject to disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	Fair value				Valuation technique	Inputs
	2016		2015
Financial assets
Held-to-maturity financial assets	~~W~~	9,895,328	~~W~~	12,717,045	DCF Model	Discount rate
Financial liabilities
Debts		1,374,359		424,750	DCF Model	Discount rate
Debentures		33,504,039		32,532,277	DCF Model	Discount rate

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016
	Fair value		Valuation technique	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	~~W~~	1,862,664	DCF Model	Credit spread, Other spread, Interest rates	Credit spread, Other spread
Loans		265,144,250	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rates	Credit spread, Other spread, Prepayment rate

	~~W~~	267,006,914

Financial liabilities
Deposits	~~W~~	124,155,063	DCF Model	Other spread, Prepayment rate, Interest rates	Other spread, Prepayment rate
Debts		24,802,785	DCF Model	Other spread, Interest rates	Other spread
Debentures		1,939,712	DCF Model	Other spread, Implied default probability, Interest rates	Other spread, Implied default probability
Other financial liabilities		366,377	DCF Model	Other spread, Interest rates	Other spread

	~~W~~	151,263,937

(In millions of Korean won)
	2015
	Fair value		Valuation technique	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,434,342	DCF Model	Credit spread, Other spread, Interest rates	Credit spread, Other spread
Loans		245,244,958	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rates	Credit spread, Other spread, Prepayment rate

	~~W~~	247,679,300

Financial liabilities
Deposits	~~W~~	124,858,458	DCF Model	Other spread, Prepayment rate, Interest rates	Other spread, Prepayment rate
Debts		15,862,889	DCF Model	Other spread, Interest rates	Other spread
Debentures		742,637	DCF Model	Other spread, Implied default probability, Interest rates	Other spread, Implied default probability
Other financial liabilities		298,682	DCF Model	Other spread, Interest rates	Other spread

	~~W~~	141,762,666

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

6.2 Level 3 of the Fair Value Hierarchy Disclosure

6.2.1 Valuation Policy and Process for Fair Value Measurement Categorized Within Level 3.

The Group uses external, independent and qualified professional valuer’s valuation to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

6.2.2 Changes in Fair Value (Level 3) Measured Using Valuation Technique Based on Unobservable in Market

Details of changes in Level 3 of the fair value hierarchy for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Designated at fair value through profit or loss		Available-for- sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	~~W~~	386,838	~~W~~	1,888,439	~~W~~	(1,819,379)	~~W~~	(89,042)	~~W~~	714
Total gains or losses
- Profit or loss		62,717		(12,038)		(382,798)		25,649		676
- Other comprehensive income		—		86,320		—		—		—
Purchases		278,743		744,221		—		33,664		—
Sales		(345,846)		(288,082)		—		(178,670)		—
Issues		—		—		(4,085,714)		(26,049)		—
Settlements		(118,913)		—		4,182,978		282,671		(113)
Transfers into Level 3[1]		—		—		—		8,815		—
Transfers out of Level 3[1]		(337,217)		(24,816)		2,388,485		(72,571)		—
Business combination		836,950		678,248		(8,080,711)		(49,377)		—

Ending balance	~~W~~	763,272	~~W~~	3,072,292	~~W~~	(7,797,139)	~~W~~	(64,910)	~~W~~	1,277

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Designated at fair value through profit or loss		Available- for-sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	~~W~~	502,168	~~W~~	1,801,339	~~W~~	(982,426)	~~W~~	41,817	~~W~~	(2,021)
Total gains or losses
- Profit or loss		(20,642)		122,603		111,684		(82,343)		2,735
- Other comprehensive income		—		(25,788)		—		—		—
Purchases		686,475		526,780		—		3,429		—
Sales		(781,163)		(528,170)		—		(11,764)		—
Issues		—		—		(2,299,289)		(16,345)		—
Settlements		—		—		1,350,652		(23,836)		—
Transfers into Level 3[1]		—		24,099		—		—		—
Transfers out of Level 3[1]		—		(32,424)		—		—		—

Ending balance	~~W~~	386,838	~~W~~	1,888,439	~~W~~	(1,819,379)	~~W~~	(89,042)	~~W~~	714

[1]	The Changes in levels for the financial instruments occurred due to the change in the availability of observable market data.

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Net income (loss) from financial investments at fair value through profit or loss		Other operating income (loss)		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	(294,432)	~~W~~	(11,375)	~~W~~	13
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		(89,797)		(15,306)		—

(In millions of Korean won)	2015
	Net income(loss) from financial investments at fair value through profit or loss		Other operating income(loss)		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	8,699	~~W~~	125,331	~~W~~	7
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		30,926		(24,143)		7

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

6.2.3 Sensitivity Analysis of Changes in Unobservable Inputs

Information about fair value measurements using unobservable inputs as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Debt securities	~~W~~	94,069	Black-Scholes Model	Price of the underlying asset, Interest rates, Dividend yield	Volatility of the underlying asset	10.51 ~ 27.70	The higher the volatility, the higher the fair value fluctuation
Equity securities		65,591	Black-Scholes Model	Price of the underlying asset, Interest rates, Dividend yield	Volatility of the underlying asset	10.51 ~ 30.97	The higher the volatility, the higher the fair value fluctuation
Derivative-linked securities		603,612	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model ,Black-Scholes Model

Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset, Discount rate, Loss given default, Volatility of the interest rate

					Volatility of the underlying asset	15.00 ~ 49.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	4.00 ~ 73.07	The higher the correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		124,888	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	5.60 ~ 55.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	4.00 ~ 69.00	The higher the correlation, the higher the fair value fluctuation

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Currency, interest rate and others		12,048	DCF Model, Hull and White Model, Closed Form, Monte Carlo Simulation, Tree Model

Interest rates, Foreign exchange rate, Loss given default, Stock price, Volatility of the stock price, Volatility of the interest rate, Price of the underlying asset, Volatility of the underlying asset, Correlation between underlying asset, Discount rate, Dividend yield,

					Loss given default	0.80 ~ 0.84	The higher the loss given default, the lower the fair value
					Volatility of the stock price	14.82 ~ 30.97	The higher the volatility, the higher the fair value fluctuation
					Volatility of the interest rate	0.57	The higher the volatility, the higher the fair value fluctuation
					Volatility of the underlying asset	18.00 ~ 59.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-5.00 ~ 47.00	The higher the correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		1,463	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Tree Model	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	5.04	The higher the volatility, the higher the fair value fluctuation
Available-for-sale financial assets
Debt securities		10,251	DCF Model	Discount rate	Discount rate	6.55	The lower the discount rate, the higher the fair value
Equity securities		3,062,041	DCF Model, Comparable Company Analysis, Adjusted discount rate method, Net asset value method, Dividend discount model, Hull and White model, Discounted cash flows to equity, Income approach	Growth rate, Discount rate, Dividend yield, Volatility of the interest rate, Liquidation value, Recovery rate of receivables’ acquisition cost	Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
					Discount rate	1.49 ~ 22.01	The lower the discount rate, the higher the fair value
					Liquidation value	0.00	The higher the liquidation value, the higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	The higher the recovery rate of receivables’ acquisition cost, the higher the fair value

	~~W~~	3,973,963

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	7,797,139	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	1.00 ~ 49.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-5.00 ~ 77.00	The higher the correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		153,419	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the underlying asset	17.00 ~ 43.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	4.00 ~ 59.00	The higher the correlation, the higher the fair value fluctuation
Others		48,427	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Tree Model	Stock price, Interest rates, Volatility of the stock price, Volatility of the interest rate, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield, Discount rate	Volatility of the stock price	14.82	The higher the volatility, the higher the fair value fluctuation
					Volatility of the interest rate	0.57 ~ 37.15	The higher the volatility, the higher the fair value fluctuation
					Discount rate	2.09	The lower the discount rate, the higher the fair value
					Volatility of the underlying asset	18.00 ~ 30.15	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-5.00 ~ 47.00	The higher the correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		186	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Tree Model	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	2.74	The higher the volatility, the higher the fair value fluctuation

	~~W~~	7,999,171

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities	~~W~~	386,838	Monte Carlo Simulation, Closed Form, Hull and White Model, Black-Scholes Model, Gaussian 1 factor model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	0.65~70.06	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-14.20~89.98	The higher the correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		43,948	DCF Model, Closed Form, Monte Carlo Simulation, Tree Model, Black-Scholes Model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	5.60~49.65	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	6.80~51.07	The higher the correlation, the higher the fair value fluctuation
Currency, Interest rate and others		238	DCF Model, Hull and White Model, Closed Form, Monte Carlo Simulation	Interest rates, Foreign exchange rate, Loss given default, Stock price, Volatility of stock price, Price of the underlying asset, Volatility of underlying asset, Correlation between underlying asset	Loss given default	5.56~100.00	The higher the loss given default, the lower the fair value
					Volatility of the stock price	40.02	The higher the volatility, the higher the fair value fluctuation
					Volatility of the interest rate	0.45	The higher the volatility, the higher the fair value fluctuation
					Volatility of underlying asset	13.80~46.56	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	3.42~89.98	The higher the correlation, the higher the fair value fluctuation

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Derivatives held for hedging
Interest rate		1,211	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	5.96	The higher the volatility, the higher the fair value fluctuation
Available-for-sale financial assets
Debt securities		424	DCF Model	Discount rate	Discount rate	6.05	The lower the discount rate, the higher the fair value
Equity securities		1,888,015	DCF Model, Comparable Company Analysis, Adjusted discount rate method, Net asset value method, Dividend discount model, Hull and White model, Discounted cash flows to equity	Growth rate, Discount rate, Volatility of the interest rate, Liquidation value, Recovery rate of receivables’ acquisition cost	Growth rate	0.00~3.00	The higher the growth rate, the higher the fair value
					Discount rate	1.72~20.65	The lower the discount rate, the higher the fair value
					Volatility of the interest rate	24.90~27.20	The higher the volatility, the higher the fair value fluctuation
					Liquidation value	0.00	The higher the liquidation value, the higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	The higher the recovery rate of receivables’ acquisition cost, the higher the fair value

	~~W~~	2,320,674

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	1,819,379	Closed Form, Monte Carlo Simulation, Hull and White model, Black-Scholes model, Gaussian 1 factor model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	0.65~70.06	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-14.20~89.98	The higher the correlation, the higher the fair value fluctuation

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Derivatives held for trading
Stock and index		124,379	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the underlying asset	15.68~70.06	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	11.96~51.07	The higher the correlation, the higher the fair value fluctuation
Others		8,849	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White model	Stock price, Interest rates, Volatility of the stock price, Volatility of the underlying assets, Correlation between underlying asset, Dividend yield	Volatility of the stock price	40.02	The higher the volatility, the higher the fair value fluctuation
					Volatility of the interest rate	0.45~27.20	The higher the volatility, the higher the fair value fluctuation
					Volatility of underlying asset	13.80~46.56	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	3.42~89.98	The higher the correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		497	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	3.93	The higher the volatility, the higher the fair value fluctuation

	~~W~~	1,953,104

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable. Level 3 financial instruments subject to sensitivity analysis are equity-related derivatives, currency-related derivatives and interest rate-related derivatives whose fair value changes are recognized in profit or loss as well as debt securities and unlisted equity securities (including private equity funds) whose fair value changes are recognized in profit or loss or other comprehensive income.

The results of the sensitivity analysis from changes in inputs are as follows:

(In millions of Korean won)	2016
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss[1]
Debt securities	~~W~~	1,029	~~W~~	(866)	~~W~~	—	~~W~~	—
Equity securities		840		(521)		—		—
Derivative-linked securities		5,666		(5,463)		—		—
Derivatives held for trading[2]		28,334		(29,486)		—		—
Derivatives held for hedging[2]		9		(6)		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		69		(45)
Equity securities[4]		—		—		168,225		(87,529)

	~~W~~	35,878	~~W~~	(36,342)	~~W~~	168,294	~~W~~	(87,574)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	~~W~~	97,429	~~W~~	(97,571)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		31,759		(33,715)		—		—
Derivatives held for hedging[2]		3		(3)		—		—

	~~W~~	129,191	~~W~~	(131,289)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities[1]	~~W~~	9,211	~~W~~	(11,642)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		2,800		(3,891)		—		—
Derivatives held for hedging[2]		81		(71)		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		20		(19)
Equity securities[4]		—		—		189,271		(88,066)

	~~W~~	12,092	~~W~~	(15,604)	~~W~~	189,291	~~W~~	(88,085)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	~~W~~	57,529	~~W~~	(41,499)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		30,011		(43,272)		—		—
Derivatives held for hedging[2]		17		(16)		—		—

	~~W~~	87,557	~~W~~	(84,787)	~~W~~	—	~~W~~	—

[1]	For financial assets designated at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such Volatility of the underlying asset or Correlation between underlying asset by ± 10%.
[2]	For stock and index-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as the correlation of rates of return on stocks and the volatility of the underlying asset by ± 10%. For currency-related derivatives, the changes in fair value are calculated by shifting the unobservable input parameters, such as the loss given default ratio by ± 1%. For interest rate-related derivatives, the correlation of the interest rates or the volatility of the underlying asset is shifted by ± 10% to calculate the fair value changes.
[3]	For debt securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, discount rate by ± 1%.
[4]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, liquidation value (-1~1%) and discount rate, or recovery rate of receivables’ acquisition cost (-1~1%). Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%).

6.2.4 Day One Gain or Loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Balance at the beginning of the period	~~W~~	4,055	~~W~~	1,376
New transactions and others		37,819		5,400
Changes during the period		(2,841)		(2,721)

Balance at the end of the year	~~W~~	39,033	~~W~~	4,055

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. Measurement policies for each class of financial assets and liabilities are disclosed in Note 3, ‘Significant accounting policies’.

The carrying amounts of financial assets and liabilities by category as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available-for- sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	17,884,863	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	17,884,863
Financial assets at fair value through profit or loss		26,099,518		1,758,846		—		—		—		—		27,858,364
Derivatives		3,298,328		—		—		—		—		83,607		3,381,935
Loans		—		—		265,486,134		—		—		—		265,486,134
Financial investments		—		—		—		33,970,293		11,177,504		—		45,147,797
Other financial assets		—		—		7,322,335		—		—		—		7,322,335

	~~W~~	29,397,846	~~W~~	1,758,846	~~W~~	290,693,332	~~W~~	33,970,293	~~W~~	11,177,504	~~W~~	83,607	~~W~~	367,081,428

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2016
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,143,510	~~W~~	10,979,326	~~W~~	—	~~W~~	—	~~W~~	12,122,836
Derivatives		3,717,819		—		—		89,309		3,807,128
Deposits		—		—		239,729,695		—		239,729,695
Debts		—		—		26,251,486		—		26,251,486
Debentures		—		—		34,992,057		—		34,992,057
Other financial liabilities		—		—		16,286,578		—		16,286,578

	~~W~~	4,861,329	~~W~~	10,979,326	~~W~~	317,259,816	~~W~~	89,309	~~W~~	333,189,780

(In millions of Korean won)	2015
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	16,316,066	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	16,316,066
Financial assets at fair value through profit or loss		10,035,096		1,138,968		—		—		—		—		11,174,064
Derivatives		2,165,971		—		—		—		—		112,141		2,278,112
Loans		—		—		245,005,370		—		—		—		245,005,370
Financial investments		—		—		—		24,987,231		14,149,528		—		39,136,759
Other financial assets		—		—		7,907,940		—		—		—		7,907,940

	~~W~~	12,201,067	~~W~~	1,138,968	~~W~~	269,229,376	~~W~~	24,987,231	~~W~~	14,149,528	~~W~~	112,141	~~W~~	321,818,311

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	586,923	~~W~~	2,387,681	~~W~~	—	~~W~~	—	~~W~~	2,974,604
Derivatives		2,282,794		—		—		42,962		2,325,756
Deposits		—		—		224,268,185		—		224,268,185
Debts		—		—		16,240,743		—		16,240,743
Debentures		—		—		32,600,603		—		32,600,603
Other financial liabilities		—		—		12,278,613		—		12,278,613

	~~W~~	2,869,717	~~W~~	2,387,681	~~W~~	285,388,144	~~W~~	42,962	~~W~~	290,688,504

6.4 Transfer of Financial Assets

Transferred financial assets that are derecognized in their entirety.

The Group transferred loans and other financial assets that are derecognized in their entirety to SPEs, while the maximum exposure to loss(carrying amount) from its continuing involvement in the derecognized financial assets as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement
EAK ABS Co., Ltd.	Subordinate debt	Available-for-sale financial assets	~~W~~	7	~~W~~	7
AP ABS First Co., Ltd.	Subordinate debt	Available-for-sale financial assets		1,393		1,393
Discovery ABS First Co., Ltd.	Subordinate debt	Available-for-sale financial assets		6,876		6,876
EAK ABS Second Co., Ltd.	Subordinate debt	Available-for-sale financial assets		12,302		12,302
FK1411 Co., Ltd.	Subordinate debt	Available-for-sale financial assets		15,212		15,212
AP 3B ABS Ltd.	Subordinate debt	Available-for-sale financial assets		14,374		14,374
AP 4D ABS Ltd.[1]	Senior debt	Loans and receivables		13,626		13,689
	Subordinated debt	Available-for-sale financial assets		14,450		14,450

			~~W~~	78,240	~~W~~	78,303

[1]	Recognized net gain from transferring loans to the SPEs amounts to ~~W~~6,705 million.
[2]	In addition to the above, the recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ~~W~~4,394 million as of December 31, 2016.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement
EAK ABS Co., Ltd.	Subordinate debt	Available-for-sale financial assets	~~W~~	48	~~W~~	48
AP ABS First Co., Ltd.	Subordinate debt	Available-for-sale financial assets		10,335		10,335
Discovery ABS First Co., Ltd.	Subordinate debt	Available-for-sale financial assets		10,448		10,448
EAK ABS Second Co., Ltd.	Subordinate debt	Available-for-sale financial assets		22,359		22,359
FK1411 Co., Ltd.	Subordinate debt	Available-for-sale financial assets		41,810		41,810
AP 3B ABS Ltd.[1]	Senior debt	Loans and receivables		11,496		11,548
	Subordinated debt	Available-for-sale financial assets		27,377		27,377

			~~W~~	123,873	~~W~~	123,925

[1]	Recognized net gain from transferring loans to the SPEs amounts to ~~W~~10,639 million.
[2]	In addition to the above, the recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ~~W~~4,181 million as of December 31, 2015.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Transferred financial assets that are not derecognized in their entirety

The Group securitized the loans and issued the asset-backed debentures. The senior debentures and related securitized assets as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Carrying amount of underlying assets		Carrying amount of senior debentures
KB Kookmin Card Second Securitization Co., Ltd. [1]	~~W~~	605,958	~~W~~	361,769
Wise Mobile Eighth Securitization Specialty [2]		11,209		—
Wise Mobile Ninth Securitization Specialty [2]		6,027		—
Wise Mobile Tenth Securitization Specialty [2]		17,485		9,999
Wise Mobile Eleventh Securitization Specialty [2]		16,830		9,998
Wise Mobile Twelfth Securitization Specialty [2]		27,107		19,995
Wise Mobile Thirteenth Securitization Specialty [2]		31,873		24,996
Wise Mobile Fourteenth Securitization Specialty [2]		52,583		44,991
Wise Mobile Fifteenth Securitization Specialty [2]		68,270		64,983
Wise Mobile Sixteenth Securitization Specialty [2]		114,213		109,966
Wise Mobile Seventeenth Securitization Specialty [2]		118,767		114,955
Wise Mobile Eighteenth Securitization Specialty [2]		97,910		94,950

	~~W~~	1,168,232	~~W~~	856,602

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Carrying amount of underlying assets		Carrying amount of senior debentures
KB Kookmin Card Second Securitization Co., Ltd. [1]	~~W~~	604,791	~~W~~	350,097
Wise Mobile First Securitization Specialty [2]		13,340		—
Wise Mobile Second Securitization Specialty [2]		14,225		—
Wise Mobile Third Securitization Specialty [2]		25,330		14,000
Wise Mobile Fourth Securitization Specialty [2]		15,857		9,999
Wise Mobile Fifth Securitization Specialty [2]		41,680		29,996
Wise Mobile Sixth Securitization Specialty [2]		61,425		49,991
Wise Mobile Seventh Securitization Specialty [2]		69,451		59,987
Wise Mobile Eighth Securitization Specialty [2]		70,393		59,984
Wise Mobile Ninth Securitization Specialty [2]		55,438		49,983
Wise Mobile Tenth Securitization Specialty [2]		86,552		79,971
Wise Mobile Eleventh Securitization Specialty [2]		95,652		89,958
Wise Mobile Twelfth Securitization Specialty [2]		115,496		109,938
Wise Mobile Thirteenth Securitization Specialty [2]		144,636		139,913
Wise Mobile Fourteenth Securitization Specialty [2]		204,787		199,855
Wise Mobile Fifteenth Securitization Specialty [2]		200,324		199,831
Wise Mobile Sixteenth Securitization Specialty [2]		269,526		269,737
Wise Mobile Seventeenth Securitization Specialty [2]		273,459		274,693
Wise Mobile Eighteenth Securitization Specialty [2]		199,233		199,690

	~~W~~	2,561,595	~~W~~	2,187,623

[1]	The Company has an obligation to early redeem the asset-backed debentures upon occurrence of an event specified in the agreement such as when the outstanding balance of the eligible asset-backed securitization (ABS), a trust-type ABS, is below the solvency margin ratio(minimum rate: 104.5%) of the beneficiary interest in the trust. In addition, the Company can entrust additional eligible card transaction accounts and deposits. To avoid such early redemption, the Company entrusts accounts and deposits in addition to the previously entrusted card accounts. Accordingly, as asset-backed debenture holders’ recourse is not limited to the underlying assets, the fair value is not disclosed.
[2]	According to the liquidity facility agreement entered between the Special Purpose Companies (SPC) and Woori Bank and NH Bank, if the senior debentures cannot be redeemed by the underlying assets, the senior debentures should be redeemed by borrowings from the liquidity facilities. Accordingly, as senior debenture holders’ recourse is not limited to the underlying assets, the fair value is not disclosed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The Group transferred the shares of Hyundai Elevator Co., Ltd. to Natixis bank for ~~W~~46,364 million and entered into Total Return Swap contract. In accordance with the agreement, if the stock price of the transferred asset changes, the risk is attributed to the Group first. Details of transferred financial assets as of December 31, 2016, are as follows:

(In millions of Korean won)	2016
	Carrying amount of transferred assets		Carrying amount of related liabilities
Available-for-sale financial assets	~~W~~	45,683	~~W~~	46,364

	~~W~~	45,683	~~W~~	46,364

Securities under repurchase agreements and loaned securities

The Group continues to recognize the financial assets related to repurchase agreements and securities lending transactions on the statements of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. A financial asset is sold under a repurchase agreement to repurchase the same asset at a fixed price, or loaned under a securities lending agreement to be returned as the same asset. Thus, the Group retains substantially all the risks and rewards of ownership of the financial asset. The amounts of transferred assets and related liabilities as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Carrying amount of transferred assets		Carrying amount of related liabilities
Repurchase agreements	~~W~~	9,302,087	~~W~~	8,815,027
Loaned securities
Government bond		108,062		—
Stock		552,872		—
Others		16,250		—

	~~W~~	9,979,271	~~W~~	8,815,027

(In millions of Korean won)	2015
	Carrying amount of transferred assets		Carrying amount of related liabilities
Repurchase agreements	~~W~~	1,938,091	~~W~~	1,817,754
Loaned securities
Government bond		200,389		—
Stock		313		—
Others		20,091		—

	~~W~~	2,158,884	~~W~~	1,817,754

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

6.5 Offsetting Financial Assets and Financial Liabilities

The Group enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar arrangements with the Group’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic uncollected receivables balances and domestic accrued liabilities balances are shown in its net settlement balance in the consolidated statement of financial position.

Details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreement as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
							Non-offsetting amount
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading	~~W~~	3,800,978	~~W~~	—	~~W~~	3,800,978	~~W~~	(2,390,096)	~~W~~	(2,711)	~~W~~	1,408,171
Derivatives held for hedging		80,718		—		80,718		(10,980)		—		69,738
Receivable spot exchange		2,557,424		—		2,557,424		(2,555,485)		—		1,939
Reverse repurchase agreements		2,926,515		—		2,926,515		(2,926,515)		—		—
Domestic exchange settlement debits		19,854,611		(19,323,418)		531,193		—		—		531,193
Other financial instruments		1,055,379		(829,137)		226,242		(7,222)		—		219,020

	~~W~~	30,275,625	~~W~~	(20,152,555)	~~W~~	10,123,070	~~W~~	(7,890,298)	~~W~~	(2,711)	~~W~~	2,230,061

(In millions of Korean won)	2015
							Non-offsetting amount
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading	~~W~~	2,117,556	~~W~~	—	~~W~~	2,117,556	~~W~~	(1,611,788)	~~W~~	(22,221)	~~W~~	483,547
Derivatives held for hedging		111,341		—		111,341		(15,650)		—		95,691
Receivable spot exchange		2,841,945		—		2,841,945		(2,840,480)		—		1,465
Reverse repurchase agreements		2,028,200		—		2,028,200		(2,028,200)		—		—
Domestic exchange settlement debits		20,124,480		(17,986,079)		2,138,401		—		—		2,138,401
Other financial instruments		599,259		(473,983)		125,276		—		—		125,276

	~~W~~	27,822,781	~~W~~	(18,460,062)	~~W~~	9,362,719	~~W~~	(6,496,118)	~~W~~	(22,221)	~~W~~	2,844,380

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreement as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
							Non-offsetting amount
	Gross liabilities		Gross asset offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading	~~W~~	4,622,729	~~W~~	—	~~W~~	4,622,729	~~W~~	(3,005,000)	~~W~~	(207,797)	~~W~~	1,409,932
Derivatives held for hedging		88,506		—		88,506		(22,795)		(11,922)		53,789
Payable spot exchange		2,556,009		—		2,556,009		(2,555,485)		—		524
Repurchase agreements[1]		8,815,027		—		8,815,027		(8,815,027)		—		—
Securities borrowing agreements		1,063,056		—		1,063,056		(1,063,056)		—		—
Domestic exchange settlement credits		20,655,999		(19,323,418)		1,332,581		(1,332,503)		—		78
Other financial instruments		953,137		(829,137)		124,000		(7,252)		—		116,748

	~~W~~	38,754,463	~~W~~	(20,152,555)	~~W~~	18,601,908	~~W~~	(16,801,118)	~~W~~	(219,719)	~~W~~	1,581,071

(In millions of Korean won)	2015
							Non-offsetting amount				Net amount
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral
Derivatives held for trading	~~W~~	2,288,296	~~W~~	—	~~W~~	2,288,296	~~W~~	(1,724,586)	~~W~~	(4,632)	~~W~~	559,078
Derivatives held for hedging		34,761		—		34,761		(14,417)		—		20,344
Payable spot exchange		2,842,407		—		2,842,407		(2,840,480)		—		1,927
Repurchase agreements[1]		1,817,754		—		1,817,754		(1,817,754)		—		—
Securities borrowing agreements		517,458		—		517,458		(517,458)		—		—
Domestic exchange settlement credits		18,104,678		(17,986,079)		118,599		(118,599)		—		—
Other financial instruments		597,782		(473,983)		123,799		(53)		—		123,746

	~~W~~	26,203,136	~~W~~	(18,460,062)	~~W~~	7,743,074	~~W~~	(7,033,347)	~~W~~	(4,632)	~~W~~	705,095

[1]	Includes repurchase agreements sold to customers.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

7. Due from Financial Institutions

Details of due from financial institutions as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate(%)	2016		2015
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~1.27	~~W~~	7,259,264	~~W~~	6,376,961
	Due from banks	Woori Bank and others	0.00~2.60		1,233,368		1,610,649
	Due from others	Kyobo Securities Co., Ltd. and others	0.00~2.07		3,276,913		3,406,289

					11,769,545		11,393,899

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	—		2,025,373		1,211,342
	Time deposits in foreign currencies	Bank of Communications Seoul Branch and others	0.14~5.30		808,253		1,131,816
	Due from others	Bank of Japan and others	—		723,002		107,697

					3,556,628		2,450,855

				~~W~~	15,326,173	~~W~~	13,844,754

Restricted cash from financial institutions as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)		Financial Institutions	2016		2015		Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	~~W~~	7,259,264	~~W~~	6,376,961	Bank of Korea Act
	Due from Banking institution	Woori Bank and others		209,676		96,708	Deposits related to securitization
	Due from others	The Korea Securities Finance Corporation and others		580,655		86,915	Market entry deposit and others

				8,049,595		6,560,584

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		564,099		501,379	Bank of Korea Act and others
	Time deposit in foreign currencies	Sumitomo Mitsui New York and others		24,170		17,580	Bank Act of the State of New York
	Due from others	Samsung Futures Inc. and others		664,082		44,698	Derivatives margin account and others

				1,252,351		563,657

			~~W~~	9,301,946	~~W~~	7,124,241

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

8. Assets pledged as collateral

Details of assets pledged as collateral as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)		2016
Assets pledged	Pledgee	Carrying amount		Reason of pledge
Due from financial institutions	Korea Federation of Savings Banks and others	~~W~~	159,736	Borrowings from Bank and others
Financial assets held for trading	Korea Securities Depository and others		5,977,536	Repurchase agreements
	Korea Securities Depository and others		2,392,945	Securities borrowing transactions
	Korea Exchange, Inc. and others		2,170,588	Derivatives transactions

			10,541,069

Available-for-sale financial assets	Korea Securities Depository and others		3,314,106	Repurchase agreements
	Korea Securities Depository and others		193,028	Securities borrowing transactions
	Bank of Korea		490,297	Borrowings from Bank of Korea
	Bank of Korea		493,896	Settlement risk of Bank of Korea
	KEB Hana bank and others		1,084,500	Derivatives transactions
	Others		19,956	Others

			5,595,783

Held-to-maturity financial assets	Korea Securities Depository and others		44,988	Repurchase agreements
	Bank of Korea		1,251,011	Borrowings from Bank of Korea
	Bank of Korea		1,185,267	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		209,022	Derivatives transactions
	Others		296,632	Others

			2,986,920

Mortgage loans	Others		2,252,315	Covered bond

Real estate	Natixis Real Estate Capital, LLC and others		791,873	Borrowings from Bank and others

		~~W~~	22,327,696

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)		2015
Assets pledged	Pledgee	Carrying amount		Reason of pledge
Due from financial institutions	Korea Federation of Savings Banks and others	~~W~~	178,968	Borrowings from Bank and others
Financial assets held for trading	Korea Securities Depository and others		1,383,203	Repurchase agreements
	Korea Securities Depository and others		694,242	Securities borrowing transactions
	Samsung Futures Inc. and others		26,229	Derivatives transactions
	Others		560,346	Others

			2,664,020

Available-for-sale financial assets	Korea Securities Depository and others		481,937	Repurchase agreements
	Korea Securities Depository and others		124,980	Securities borrowing transactions
	Bank of Korea		594,020	Borrowings from Bank of Korea
	Bank of Korea		61,410	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		432,591	Derivatives transactions
	Others		217,826	Others

			1,912,764

Held-to-maturity financial assets	Korea Securities Depository and others		101,942	Repurchase agreements
	Bank of Korea		820,872	Borrowings from Bank of Korea
	Bank of Korea		922,733	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		200,625	Derivatives transactions
	Others		189,814	Others

			2,235,986

Mortgage loans	Others		1,745,823	Covered bond

		~~W~~	8,737,561

The fair values of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default, as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	~~W~~	2,990,908	~~W~~	—	~~W~~	2,990,908

(In millions of Korean won)	2015
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	~~W~~	2,045,575	~~W~~	—	~~W~~	2,045,575

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

9. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

In particular, the Group applies fair value hedge accounting using cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values due to the changes in interest rates and foreign exchange rates of structured debts in Korean won, financial debentures in foreign currencies, structured deposits in Korean won, and structured deposits in foreign currencies. In addition, the Group applies net investment hedge accounting by designating financial debentures in foreign currencies as hedging instruments to hedge foreign exchange risks on net investments in foreign operations.

Details of derivative financial instruments held for trading as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	4,352,216	~~W~~	130	~~W~~	620
Swaps		138,697,962		695,474		676,887
Options		6,376,707		48,323		161,747

		149,426,885		743,927		839,254

Currency
Forwards		58,662,586		1,343,953		1,206,539
Futures[1]		482,323		1,210		—
Swaps		30,929,704		756,936		919,549
Options		487,937		4,955		4,557

		90,562,550		2,107,054		2,130,645

Stock and index
Futures[1]		823,202		9,438		170
Swaps		6,276,026		105,437		175,679
Options		10,641,997		259,896		511,218

		17,741,225		374,771		687,067

Credit
Swaps		5,219,740		55,207		49,653

		5,219,740		55,207		49,653

Commodity
Futures[1]		320		—		7
Swaps		12,240		766		4,765
Options		2,168		20		—

		14,728		786		4,772

Other		1,145,195		16,583		6,428

	~~W~~	264,110,323	~~W~~	3,298,328	~~W~~	3,717,819

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	1,412,251	~~W~~	—	~~W~~	—
Swaps		92,008,910		910,744		892,601
Options		5,874,500		73,724		133,087

		99,295,661		984,468		1,025,688

Currency
Forwards		34,103,783		512,411		308,540
Futures[1]		606,297		150		44
Swaps		25,303,179		596,668		782,911
Options		373,241		2,197		3,526

		60,386,500		1,111,426		1,095,021

Stock and index
Futures[1]		177,781		486		81
Swaps		1,297,420		9,690		122,188
Options		471,095		35,543		17,554

		1,946,296		45,719		139,823

Credit
Swaps		600,000		13,408		13,413

		600,000		13,408		13,413

Commodity
Futures[1]		2,885		31		—
Swaps		5,074		638		699

		7,959		669		699

Other		793,200		10,281		8,150

	~~W~~	163,029,616	~~W~~	2,165,971	~~W~~	2,282,794

[1]	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Fair Value Hedge

Details of derivative instruments designated as fair value hedge as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	3,130,646	~~W~~	48,424	~~W~~	63,634
Currency
Forwards		433,831		1,912		17,454
Other		140,000		1,463		186

	~~W~~	3,704,477	~~W~~	51,799	~~W~~	81,274

(In millions of Korean won)	2015
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	3,108,538	~~W~~	91,341	~~W~~	21,461
Currency
Forwards		331,533		800		7,637
Other		140,000		1,211		497

	~~W~~	3,580,071	~~W~~	93,352	~~W~~	29,595

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Gains(losses) on hedging instruments	~~W~~	(88,999)	~~W~~	(47,491)
Gains(losses) on the hedged items attributable to the hedged risk		91,167		48,265

	~~W~~	2,168	~~W~~	774

Cash Flow Hedge

Details of derivative instruments designated as cash flow hedge as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	1,078,000	~~W~~	907	~~W~~	8,035
Currency
Swaps		362,550		29,888		—

	~~W~~	1,440,550	~~W~~	30,795	~~W~~	8,035

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	498,000	~~W~~	—	~~W~~	13,367
Currency
Swaps		351,600		18,789		—

	~~W~~	849,600	~~W~~	18,789	~~W~~	13,367

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Gains(losses) on hedging instruments	~~W~~	16,759	~~W~~	24,047
Gains(losses) on effectiveness (amount recognized in other comprehensive income)		16,238		23,368

Gains(losses) on ineffectiveness	~~W~~	521	~~W~~	679

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Amount recognized in other comprehensive income	~~W~~	16,238	~~W~~	23,368
Amount reclassified from equity to profit or loss		(10,447)		(22,118)
Tax effect		(1,488)		(525)

	~~W~~	4,303	~~W~~	725

Hedge on Net Investments in Foreign Operations

Details of derivative instruments designated as fair value hedge as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Notional amount		Assets		Liabilities
Currency
Forwards	~~W~~	12,502	~~W~~	1,013	~~W~~	—

(In millions of Korean won)	2015
	Notional amount		Assets		Liabilities
Currency
Forwards	~~W~~	—	~~W~~	—	~~W~~	—

The effective portion of gain (loss) on hedging instruments recognized in other comprehensive income for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Amount recognized in other comprehensive income	~~W~~	(9,360)	~~W~~	(33,611)
Tax effect		2,265		8,134

Amount recognized in other comprehensive income, net of tax	~~W~~	(7,095)	~~W~~	(25,477)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The fair value of non-derivative financial instruments designated as hedging instruments is as follows:

(In millions of Korean won)	2016		2015
Financial debentures in foreign currencies	~~W~~	199,478	~~W~~	582,205

10. Loans

Details of loans as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Loans	~~W~~	267,045,265	~~W~~	246,911,148
Deferred loan origination fees and costs		718,625		676,276
Less: Allowances for loan losses		(2,277,756)		(2,582,054)

Carrying amount	~~W~~	265,486,134	~~W~~	245,005,370

Details of loans for other banks as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Loans	~~W~~	5,542,989	~~W~~	6,779,962
Less: Allowances for loan losses		(66)		(39)

Carrying amount	~~W~~	5,542,923	~~W~~	6,779,923

Details of loan types and customer types of loans to customers, other than banks, as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	130,381,597	~~W~~	101,541,864	~~W~~	—	~~W~~	231,923,461
Loans in foreign currencies		72,329		2,685,932		—		2,758,261
Domestic import usance bills		—		2,962,676		—		2,962,676
Off-shore funding loans		—		559,915		—		559,915
Call loans		—		263,831		—		263,831
Bills bought in Korean won		—		5,568		—		5,568
Bills bought in foreign currencies		—		2,834,171		—		2,834,171
Guarantee payments under payment guarantee		172		11,327		—		11,499
Credit card receivables in Korean won		—		—		13,525,992		13,525,992
Credit card receivables in foreign currencies		—		—		4,251		4,251
Reverse repurchase agreements		—		1,244,200		—		1,244,200
Privately placed bonds		—		1,468,179		—		1,468,179
Factored receivables		810,582		17,898		—		828,480
Lease receivables		1,470,503		66,764		—		1,537,267
Loans for installment credit		2,293,150		—		—		2,293,150

		135,028,333		113,662,325		13,530,243		262,220,901

Proportion (%)		51.49		43.35		5.16		100.00
Less: Allowances		(481,289)		(1,382,106)		(414,295)		(2,277,690)

	~~W~~	134,547,044	~~W~~	112,280,219	~~W~~	13,115,948	~~W~~	259,943,211

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	119,232,458	~~W~~	93,544,200	~~W~~	—	~~W~~	212,776,658
Loans in foreign currencies		42,413		2,659,902		—		2,702,315
Domestic import usance bills		—		3,445,301		—		3,445,301
Off-shore funding loans		—		584,914		—		584,914
Call loans		—		198,045		—		198,045
Bills bought in Korean won		—		5,257		—		5,257
Bills bought in foreign currencies		—		2,812,217		—		2,812,217
Guarantee payments under payment guarantee		109		26,129		—		26,238
Credit card receivables in Korean won		—		—		12,131,776		12,131,776
Credit card receivables in foreign currencies		—		—		4,149		4,149
Reverse repurchase agreements		—		228,000		—		228,000
Privately placed bonds		—		822,037		—		822,037
Factored receivables		2,658,457		48,568		—		2,707,025
Lease receivables		1,149,352		61,054		—		1,210,406
Loans for installment credit		1,153,124		—		—		1,153,124

		124,235,913		104,435,624		12,135,925		240,807,462

Proportion (%)		51.59		43.37		5.04		100.00
Less: Allowances		(491,352)		(1,692,313)		(398,350)		(2,582,015)

	~~W~~	123,744,561	~~W~~	102,743,311	~~W~~	11,737,575	~~W~~	238,225,447

The changes in deferred loan origination fees and costs for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Beginning		Increase		Decrease		Business combination		Others		Ending
Deferred loan origination costs
Loans in Korean won	~~W~~	659,553	~~W~~	368,551	~~W~~	383,926	~~W~~	18,863	~~W~~	—	~~W~~	663,041
Other origination costs		77,908		80,535		58,565		—		—		99,878

		737,461		449,086		442,491		18,863		—		762,919

Deferred loan origination fees
Loans in Korean won		43,720		13,204		37,442		363		—		19,845
Other origination fees		17,465		23,371		16,389		—		2		24,449

		61,185		36,575		53,831		363		2		44,294

	~~W~~	676,276	~~W~~	412,511	~~W~~	388,660	~~W~~	18,500	~~W~~	(2)	~~W~~	718,625

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Beginning		Increase		Decrease		Others		Ending
Deferred loan origination costs
Loans in Korean won	~~W~~	627,291	~~W~~	499,488	~~W~~	467,226	~~W~~	—	~~W~~	659,553
Other origination costs		57,491		66,992		46,575		—		77,908

		684,782		566,480		513,801		—		737,461

Deferred loan origination fees
Loans in Korean won		62,356		39,221		57,857		—		43,720
Other origination fees		21,284		13,726		17,554		9		17,465

		83,640		52,947		75,411		9		61,185

	~~W~~	601,142	~~W~~	513,533	~~W~~	438,390	~~W~~	(9)	~~W~~	676,276

11. Allowances for Loan Losses

Changes in the allowances for loan losses for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Retail		Corporate		Credit card		Total
Beginning	~~W~~	491,352	~~W~~	1,692,352	~~W~~	398,350	~~W~~	2,582,054
Written-off		(295,459)		(747,151)		(356,705)		(1,399,315)
Recoveries from written-off loans		167,033		214,915		133,456		515,404
Sale and repurchase		(23,046)		(55,151)		—		(78,197)
Provision[1]		82,035		252,195		244,569		578,799
Business combination		59,615		76,755		—		136,370
Other changes		(241)		(51,743)		(5,375)		(57,359)

Ending	~~W~~	481,289	~~W~~	1,382,172	~~W~~	414,295	~~W~~	2,277,756

(In millions of Korean won)	2015
	Retail		Corporate		Credit card		Total
Beginning	~~W~~	536,959	~~W~~	1,525,152	~~W~~	389,941	~~W~~	2,452,052
Written-off		(354,107)		(688,330)		(376,523)		(1,418,960)
Recoveries from written-off loans		195,438		159,490		138,318		493,246
Sale and repurchase		(4,052)		(46,157)		—		(50,209)
Provision[1]		115,997		728,319		255,390		1,099,706
Other changes		1,117		13,878		(8,776)		6,219

Ending	~~W~~	491,352	~~W~~	1,692,352	~~W~~	398,350	~~W~~	2,582,054

[1]	Provision for credit losses in statements of comprehensive income also include provision for unused commitments and guarantees (Note 23.(2)), provision (reversal) for financial guarantees contracts (Note 23.(3)), and provision (reversal) for other financial assets (Note 18.(2)).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments

Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Financial assets held for trading
Debt securities:
Government and public bonds	~~W~~	5,389,757	~~W~~	2,509,783
Financial bonds		11,186,427		3,973,387
Corporate bonds		4,594,741		2,106,163
Asset-backed securities		222,076		316,485
Others		1,593,569		418,325
Equity securities:
Stocks and others		424,637		38,124
Beneficiary certificates		2,615,962		603,769
Others		72,349		69,060

		26,099,518		10,035,096

Financial assets designated at fair value through profit or loss
Debt securities:
Corporate bonds		237,595		145,542
Equity securities:
Stocks and others		65,591		—
Beneficiary certificates		—		195,536
Derivative-linked securities		1,361,591		797,890
Privately placed bonds		94,069		—

		1,758,846		1,138,968

Total financial assets at fair value through profit or loss	~~W~~	27,858,364	~~W~~	11,174,064

Available-for-sale financial assets
Debt securities:
Government and public bonds	~~W~~	7,110,899	~~W~~	3,756,819
Financial bonds		11,172,159		7,241,493
Corporate bonds		5,904,414		4,979,535
Asset-backed securities		2,729,749		5,215,974
Others		528,531		416,842
Equity securities:
Stocks		2,590,989		2,045,381
Equity investments and others		402,659		66,246
Beneficiary certificates		3,530,893		1,264,941

		33,970,293		24,987,231

Held-to-maturity financial assets
Debts securities:
Government and public bonds		2,218,274		2,592,221
Financial bonds		1,868,928		1,863,810
Corporate bonds		3,487,787		5,529,595
Asset-backed securities		3,602,515		4,163,902

		11,177,504		14,149,528

Total financial investments	~~W~~	45,147,797	~~W~~	39,136,759

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The impairment losses and the reversal of impairment losses in financial investments for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	(35,216)	~~W~~	328	~~W~~	(34,888)

(In millions of Korean won)	2015
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	(227,588)	~~W~~	265	~~W~~	(227,323)

13. Investments in Associates

Investments in associates as of December 31, 2016 and 2015, are as follows:

(in millions of Korean won)	2016
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
KB Insurance Co., Ltd. [1]	39.81	~~W~~	1,052,759	~~W~~	1,393,320	~~W~~	1,392,194	Non-life insurance	Korea
Balhae Infrastructure Fund[2]	12.61		130,189		133,200		133,200	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[2]	9.00		4,500		4,853		4,853	Credit information	Korea
JSC Bank CenterCredit
Ordinary share[3]	29.56
Preference share[3]	93.15		954,104		(32,191)		—	Banking	Kazakhstan
KoFC KBIC Frontier Champ 2010-5(PEF) [11]	50.00		23,985		25,105		24,719	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		133,150		129,678	Investment finance	Korea
Incheon Bridge Co., Ltd.[2]	14.99		24,677		728		728	Operation of highways and related facilities	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2	25.00		22,701		24,789		24,789	Investment finance	Korea
Shinla Construction Co., Ltd.[10]	20.24		—		(545)		—	Specialty construction	Korea
Terra Co., Ltd.[10]	24.06		—		44		28	Manufacture of hand-operated kitchen appliances and metal ware	Korea
MJT&I Co., Ltd.[10]	22.89		—		(542)		232	Wholesale of other goods	Korea
Jungdong Steel Co., Ltd.[10]	42.88		—		(423)		—	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd.[10]	26.52		—		(51)		—	Manufacture of metal products	Korea
Shinhwa Underwear Co., Ltd.[10]	26.24		—		(138)		103	Manufacture of underwears and sleepwears	Korea
Dpaps Co., Ltd.[10]	38.62		—		151		—	Wholesale of paper products	Korea
Ejade Co., Ltd.[10]	25.81		—		(523)		—	Wholesale of underwears	Korea
Jaeyang Industry Co., Ltd.[10]	20.86		—		(522)		—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd.[10]	41.01		—		(351)		—	Screen printing	Korea
Aju Good Technology Venture Fund	38.46		1,998		1,949		1,998	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,220		19,807	Investment finance	Korea
KBIC Private Equity Fund No. 3[2]	2.00		2,050		2,396		2,396	Investment finance	Korea
RAND Bio Science Co., Ltd.	24.24		2,000		2,000		2,000	Research and experimental development on medical sciences and pharmacy	Korea
isMedia Co., Ltd.	22.87		3,978		3,978		3,978	Software development consulting	Korea
KB No.8 Special Purpose Acquisition Company[2,7]	0.10		10		19		19	SPAC	Korea
KB No.9 Special Purpose Acquisition Company[2,8]	0.11		24		31		31	SPAC	Korea
KB No.10 Special Purpose Acquisition Company[2,9]	0.19		10		20		20	SPAC	Korea
KB No.11 Special Purpose Acquisition Company[2]	4.76		10		13		13	SPAC	Korea
KB-Glenwood Private Equity Fund[2]	0.03		10		10		10	Investment finance	Korea
IMM Investment 5th PRIVATE EQUITY FUND[11]	98.88		10,000		9,999		9,999	Private Equity Fund	Korea
KB Private Equity Fund III[2]	15.68		8,000		8,000		8,000	Investment finance	Korea
Hyundai-Tongyang Agrifood Private Equity Fund	25.47		4,645		3,957		3,957	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[2]	5.64		1,842		1,850		1,850	Investment finance	Korea
Wise Asset Management Co., Ltd.[12]	33.00		—		—		—	Asset-backed securitization	Korea
Inno Lending Co.,Ltd.[2]	19.90		398		378		378	Software Development and Supply	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		26,311		5,693	Installment loan	Korea

		~~W~~	2,391,570	~~W~~	1,761,185	~~W~~	1,770,673

(in millions of Korean won)	2015
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
KB Insurance Co., Ltd. [1]	33.29	~~W~~	882,134	~~W~~	1,077,380	~~W~~	1,077,014	Non-life insurance	Korea
Balhae Infrastructure Fund[2]	12.61		125,462		128,275		128,275	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[2]	9.00		4,500		4,580		4,580	Credit information	Korea
UAMCO., Ltd.[2]	17.50		85,050		125,822		129,707	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[3]	29.56
Preference share[3]	93.15		954,104		(21,990)		—	Banking	Kazakhstan
KoFC KBIC Frontier Champ 2010-5(PEF)[11]	50.00		26,885		25,895		25,508	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[2]	17.73		172,441		187,596		183,117	Other finance	Korea
Shinla Construction Co., Ltd.[10]	20.24		—		(518)		—	Specialty construction	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		131,011		127,539	Investment finance	Korea
Incheon Bridge Co., Ltd.[2]	14.99		24,677		(1,879)		—	Operation of highways and related facilities	Korea
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	25.00		30,950		29,090		28,470	Investment finance	Korea
Terra Co., Ltd. [10]	24.06		—		37		21	Manufacture of hand-operated kitchen appliances and metal ware	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

MJT&I Co., Ltd.[10]	22.89		-		(580)		149	Wholesale of other goods	Korea
Jungdong Steel Co., Ltd.[10]	42.88		—		87		33	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd.[10]	26.52		—		(47)		—	Manufacture of metal products	Korea
Myungwon Tech Co., Ltd.[10]	25.62		—		(447)		—	Manufacture of automobile parts	Korea
Shinhwa Underwear Co., Ltd.[10]	26.24		—		(186)		56	Manufacture of underwears and sleepwears	Korea
Dpaps Co., Ltd.[10]	38.62		—		339		—	Wholesale of paper products	Korea
Ejade Co., Ltd.[10]	25.81		—		591		—	Wholesale of underwears	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,328		19,915	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1[2]	2.56		3,393		—		—	Investment finance	Korea
KBIC Private Equity Fund No. 3[2]	2.00		2,050		2,348		2,348	Investment finance	Korea
Sawnics Co., Ltd.	26.93		1,500		1,397		1,397	Manufacture of mobile phone parts	Korea
KB-Glenwood Private Equity Fund[2]	0.03		10		10		10	Investment finance	Korea
KB No.5 Special Purpose Acquisition Company[2,4]	0.19		10		20		20	Special Purpose Acquisition Company	Korea
KB No.6 Special Purpose Acquisition Company[2,5]	0.25		40		78		78	Special Purpose Acquisition Company	Korea
KB No.7 Special Purpose Acquisition Company[2,6]	0.93		50		88		88	Special Purpose Acquisition Company	Korea
KB No.8 Special Purpose Acquisition Company[2,7]	0.10		10		19		19	Special Purpose Acquisition Company	Korea
KB No.9 Special Purpose Acquisition Company[2]	4.97		16		15		15	Special Purpose Acquisition Company	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		9,481		9,481	Installment loan	Korea

		~~W~~	2,456,962	~~W~~	1,718,840	~~W~~	1,737,840

[1]	The market value of KB Insurance Co., Ltd., reflecting the quoted market price, as of December 31, 2016 and 2015, amounts to ~~W~~522,288 million and ~~W~~583,205 million, respectively
[2]	As of December 31, 2016 and 2015, the Group is represented in the governing bodies of its associates. Therefore, the Group has a significant influence over the decision-making process relating to their financial and business policies.
[3]	Market values of ordinary shares of JSC Bank CenterCredit, reflecting the published market price, as of December 31, 2016 and 2015, are ~~W~~29,358 million and ~~W~~21,863 million, respectively. The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore, the equity method accounting is applied on the basis of single ownership ratio of 41.93%, which is calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit. On February 10, 2017, the Group entered into an agreement with Tsesnabank consortium in Kazakhstan in order to transfer the entire shares (48,023,250 ordinary shares and 36,561,465 convertible preferred shares) of JSC Bank CenterCredit held by the Group.
[4]	The market value of KB No.5 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2015, amounts to ~~W~~20 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

[5]	The market value of KB No.6 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2015, amounts to ~~W~~74 million.
[6]	The market value of KB No.7 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2015, amounts to ~~W~~102 million.
[7]	The market value of KB No.8 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2016 and December 31, 2015, amounts to ~~W~~20 million and ~~W~~20 million.
[8]	The market value of KB No.9 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2016 amounts to ~~W~~31 million.
[9]	The market value of KB No.10 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2016 amounts to ~~W~~20 million.
[10]	The investment in associates was reclassified from available-for-sale financial assets due to re-instated voting rights from termination of rehabilitation procedures.
[11]	Although the Group holds over than a majority of the investee’s voting rights, other limited partners have a right to replace general partners. Therefore, the company has been classified as investment in associates.
[12]	All carrying amounts of investments in associates had been recognized as a loss from the date after the Hyundai Securities Co., Ltd. is included in the consolidation scope.

Summarized financial information on major associates, adjustments to carrying amount of investment in associates and dividends received from the associates are as follows:

(In millions of Korean won)	2016[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates
KB Insurance Co., Ltd. (initial acquisition 22.59%)	~~W~~	30,949,859	~~W~~	27,357,084	~~W~~	33,250	~~W~~	3,592,775	~~W~~	810,704	~~W~~	(1,126)	~~W~~	1,392,194
(additional acquisition 10.70%)		31,071,846		27,386,605		33,250		3,685,241		393,678
(additional acquisition 6.52%)[2]		30,038,426		27,136,518		33,250		2,901,908		188,938
Balhae Infrastructure Fund		1,059,008		2,288		1,061,216		1,056,720		133,200		—		133,200
Korea Credit Bureau Co., Ltd.		71,245		17,322		10,000		53,923		4,853		—		4,853
JSC Bank CenterCredit		4,510,673		4,578,854		546,794		(68,181)		(32,191)		32,191		—
KoFC KBIC Frontier Champ 2010-5(PEF)		50,213		2		47,970		50,211		25,105		(386)		24,719
KB GwS Private Securities Investment Trust		498,606		741		425,814		497,865		133,150		(3,472)		129,678
Incheon Bridge Co., Ltd.		660,858		656,000		164,621		4,858		728		—		728
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		100,252		1,094		90,800		99,158		24,789		—		24,789
Aju Good Technology Venture Fund		5,249		181		5,200		5,068		1,949		49		1,998
KB Star office Private real estate Investment Trust No.1		216,988		120,943		95,000		96,045		20,220		(413)		19,807
KBIC Private Equity Fund No. 3		119,885		76		102,500		119,809		2,396		—		2,396
RAND Bio Science Co., Ltd.		2,720		5		83		2,715		2,000		—		2,000
isMedia Co., Ltd.[3]		41,192		20,925		2,520		20,267		3,978		—		3,978
KB No.8 Special Purpose Acquisition Company		22,743		2,265		1,031		20,478		19		—		19

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

KB No.9 Special Purpose Acquisition Company	29,677	2,503	1,382	27,174	31	-	31
KB No.10 Special Purpose Acquisition Company	11,795	1,628	521	10,167	20	—	20
KB No.11 Special Purpose Acquisition Company	991	714	21	277	13	—	13
KB-Glenwood Private Equity Fund	30,558	3,204	31,100	27,354	10	—	10
IMM Investment 5th PRIVATE EQUITY FUND	10,114	1	10,114	10,113	9,999	—	9,999
Hyundai-Tongyang Agrifood Private Equity Fund	15,910	375	15,360	15,535	3,957	—	3,957
Keystone-Hyundai Securities No. 1 Private Equity Fund	112,865	73,429	34,114	39,436	1,850	—	1,850
KB Private Equity Fund III[3]	51,000	—	51,000	51,000	8,000	—	8,000
Inno Lending Co., Ltd.	1,903	1	2,000	1,902	378	—	378
SY Auto Capital Co., Ltd.	65,292	38,981	20,000	26,311	26,311	(20,618)	5,693

(In millions of Korean won)	2016[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
Associates
KB Insurance Co., Ltd.
(initial acquisition 22.59%)	~~W~~	11,229,942	~~W~~	253,362	~~W~~	(19,150)	~~W~~	234,212	~~W~~	7,989
(additional acquisition 10.70%)		11,247,685		274,678		(39,203)		235,475
Balhae Infrastructure Fund		55,541		46,428		—		46,428		5,654
Korea Credit Bureau Co., Ltd.		59,868		3,517		—		3,517		135
JSC Bank CenterCredit		157,996		(13,912)		(15,374)		(29,286)		1
KoFC KBIC Frontier Champ 2010-5(PEF)		3,045		2,001		2,390		4,391		—
KB GwS Private Securities Investment Trust		36,502		35,513		—		35,513		7,355
Incheon Bridge Co., Ltd.		98,341		17,449		—		17,449		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		22,411		15,002		872		15,874		—
KB Star office Private real estate Investment Trust No.1		16,314		7,460		—		7,460		1,679
KBIC Private Equity Fund No. 3		2,641		2,361		—		2,361		—
RAND Bio Science Co., Ltd.		—		(112)		—		(112)		—
KB No.8 Special Purpose Acquisition Company		—		317		276		593		—
KB No.9 Special Purpose Acquisition Company		—		129		25,392		25,521		—
KB No.10 Special Purpose Acquisition Company		—		(22)		—		(22)		—
KB No.11 Special Purpose Acquisition Company		—		(12)		—		(12)		—
KB-Glenwood Private Equity Fund		—		(542)		—		(542)		—
IMM Investment 5th PRIVATE EQUITY FUND		—		(1)		—		(1)		—
Hyundai-Tongyang Agrifood Private Equity Fund		519		(5,258)		—		(5,258)		—
Keystone-Hyundai Securities No. 1 Private Equity Fund		197		(626)		—		(626)		—
Inno Lending Co., Ltd.		—		(98)		—		(98)		—
SY Auto Capital Co., Ltd.		20,340		6,962		—		6,962		—

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity; such as, fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

[2]	Details of profit or loss are not disclosed because the 3rd acquisition of shares of KB Insurance Co., Ltd. occurred in December 29, 2016.
[3]	Details of profit or loss are not disclosed as the entity is classified as an associate during the fourth quarter.

(In millions of Korean won)	2015[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates
KB Insurance Co., Ltd.
(initial acquisition 22.59%)	~~W~~	29,007,556	~~W~~	25,769,760	~~W~~	30,000	~~W~~	3,237,796	~~W~~	724,599	~~W~~	(366)	~~W~~	1,077,014
(additional acquisition 10.70%)		29,127,877		25,798,877		30,000		3,329,000		352,781
Balhae Infrastructure Fund		1,019,844		2,198		1,021,953		1,017,646		128,275		—		128,275
Korea Credit Bureau Co., Ltd.		63,960		13,076		10,000		50,884		4,580		—		4,580
UAMCO., Ltd.		4,068,353		3,331,647		2,430		736,706		125,822		3,885		129,707
JSC Bank CenterCredit		4,672,327		4,710,972		546,794		(38,645)		(21,990)		21,990		—
KoFC KBIC Frontier Champ 2010-5(PEF)		51,934		145		53,770		51,789		25,895		(387)		25,508
United PF 1st Recovery Private Equity Fund		1,088,325		30,390		973,258		1,057,935		187,596		(4,479)		183,117
KB GwS Private Securities Investment Trust		490,606		741		425,814		489,865		131,011		(3,472)		127,539
Incheon Bridge Co., Ltd.		696,390		708,926		164,621		(12,536)		(1,879)		1,879		—
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2		117,473		1,112		123,800		116,361		29,090		(620)		28,470
KB Star office Private real estate Investment Trust No.1		218,308		121,749		95,000		96,559		20,328		(413)		19,915
NPS KBIC Private Equity Fund No. 1		141		146		—		(5)		—		—		—
KBIC Private Equity Fund No. 3		117,535		87		102,500		117,448		2,348		—		2,348
KB-Glenwood Private Equity Fund		30,558		2,661		31,100		27,897		10		—		10
KB No.5 Special Purpose Acquisition Company		12,576		2,140		522		10,436		20		—		20
KB No.6 Special Purpose Acquisition Company		34,792		3,673		1,600		31,119		78		—		78
KB No.7 Special Purpose Acquisition Company		10,446		1,145		535		9,301		88		—		88
KB No.8 Special Purpose Acquisition Company		22,380		2,495		1,031		19,885		19		—		19
KB No.9 Special Purpose Acquisition Company		2,992		2,689		32		303		15		—		15
SY Auto Capital Co., Ltd.		19,609		259		20,000		19,350		9,481		—		9,481

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
Associates
KB Insurance Co., Ltd. [2]
(initial acquisition 22.59%)	~~W~~	5,488,210	~~W~~	71,980	~~W~~	14,726	~~W~~	86,706	~~W~~	—
(additional acquisition 10.70%)[2]		2,545,858		21,815		(35,440)		(13,625)
Balhae Infrastructure Fund		50,214		41,594		—		41,594		4,926
Korea Credit Bureau Co., Ltd.		53,184		2,005		1,098		3,103		—
UAMCO., Ltd.		452,759		68,078		(276)		67,802		—
JSC Bank CenterCredit		320,307		(159,985)		452		(159,533)		1
KoFC KBIC Frontier Champ 2010-5(PEF)		10,977		9,292		(331)		8,961		—
United PF 1st Recovery Private Equity Fund		99,712		18,911		—		18,911		—
KB GwS Private Securities Investment Trust		40,454		39,454		—		39,454		7,086
Incheon Bridge Co., Ltd.		87,230		(803)		—		(803)		—
KB Star office Private real estate Investment Trust No.1		15,990		7,727		—		7,727		1,620
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund		8,915		(3,117)		7,978		4,861		—
NPS KBIC Private Equity Fund No. 1		—		(11)		—		(11)		—
KBIC Private Equity Fund No. 3		3,362		3,045		—		3,045		—
KB-Glenwood Private Equity Fund		—		(390)		—		(390)		—
KB No.5 Special Purpose Acquisition Company		—		278		—		278		—
KB No.6 Special Purpose Acquisition Company		—		781		—		781		—
KB No.7 Special Purpose Acquisition Company		—		(14)		—		(14)		—
KB No.8 Special Purpose Acquisition Company		—		(404)		—		(404)		—
KB No.9 Special Purpose Acquisition Company		—		(11)		—		(11)		—
SY Auto Capital Co., Ltd.		42		(651)		—		(651)		—

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	The amounts disclosed are for the period from the deemed acquisition date to the year end.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Changes in investments in associates for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Beginning		Acquisition		Disposal		Dividends		Gains (losses) on equity- method accounting		Other- comprehensive income		Others		Ending
Associates
KB Insurance Co., Ltd.[1]	~~W~~	1,077,014	~~W~~	170,625	~~W~~	—	~~W~~	(7,989)	~~W~~	160,954	~~W~~	(8,410)	~~W~~	—	~~W~~	1,392,194
Hyundai Securities Co., Ltd.[2]		—		1,349,150		(1,459,604)		—		112,931		(2,477)		—		—
Balhae Infrastructure Fund		128,275		4,727		—		(5,654)		5,852		—		—		133,200
Korea Credit Bureau Co., Ltd.		4,580		—		—		(135)		408		—		—		4,853
UAMCO., Ltd.		129,707		—		(101,740)		(26,961)		(1,006)		—		—		—
JSC Bank CenterCredit		—		—		—		(1)		1		—		—		—
KoFC KBIC Frontier Champ 2010-5(PEF)		25,508		—		(2,900)		—		916		1,195		—		24,719
United PF 1st Recovery Private Equity Fund		183,117		—		(190,863)		—		7,746		—		—		—
KB GwS Private Securities Investment Trust		127,539		—		—		(7,355)		9,494		—		—		129,678
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		28,470		3,751		(12,000)		—		4,578		(10)		—		24,789
Incheon Bridge Co., Ltd.		—		—		—		—		728		—		—		728
Terra Co., Ltd.		21		—		—		—		7		—		—		28
MJT&I Co., Ltd.		149		—		—		—		83		—		—		232
Jungdong Steel Co., Ltd.		33		—		—		—		(33)		—		—		—
Shinhwa Underwear Co., Ltd.		56		—		—		—		47		—		—		103
Aju Good Technology Venture Fund		—		2,000		(2)		—		—		—		—		1,998
KB Star office Private real estate Investment Trust No.1		19,915		—		—		(1,679)		1,571		—		—		19,807
KBIC Private Equity Fund No. 3		2,348		—		—		—		48		—		—		2,396
Sawnics Co., Ltd.		1,397		—		(1,223)		—		(174)		—		—		—
RAND Bio Science Co., Ltd.		—		2,000		—		—		—		—		—		2,000
isMedia Co. Ltd		—		3,978		—		—		—		—		—		3,978
KB No.5 Special Purpose Acquisition Company		20		—		(20)		—		—		—		—		—
KB No.6 Special Purpose Acquisition Company		78		—		(78)		—		—		—		—		—
KB No.7 Special Purpose Acquisition Company		88		—		(88)		—		—		—		—		—
KB No.8 Special Purpose Acquisition Company		19		—		—		—		—		—		—		19
KB No.9 Special Purpose Acquisition Company [3]		15		4,082		(4,074)		—		—		—		8		31
KB No.10 Special Purpose Acquisition Company [4]		—		10		—		—		—		—		10		20
KB No.11 Special Purpose Acquisition Company		—		10		—		—		(1)		4		—		13
KB-Glenwood Private Equity Fund		10		—		—		—		—		—		—		10
IMM Investment 5th PRIVATE EQUITY FUND		—		10,000		—		—		(1)		—		—		9,999
KB Private Equity FundI III		—		8,000		—		—		—		—		—		8,000
Hyundai-Tongyang Agrifood Private Equity Fund[5]		—		—		—		—		(688)		—		4,645		3,957
Keystone-Hyundai Securities No. 1 Private Equity Fund[6]		—		—		—		—		(3)		11		1,842		1,850
Inno Lending Co.,Ltd		—		398		—		—		(20)		—		—		378
SY Auto Capital Co., Ltd.		9,481		—		—		—		(3,788)		—		—		5,693

	~~W~~	1,737,840	~~W~~	1,558,731	~~W~~	(1,772,592)	~~W~~	(49,774)	~~W~~	299,650	~~W~~	(9,687)	~~W~~	6,505	~~W~~	1,770,673

[1]	Among the gain on valuation of equity-method investments, ~~W~~75,097 million includes the gains on bargain purchase.
[2]	Hyundai Securities Co., Ltd. are included as a subsidiary in October 2016.
[3]	Other gain of KB No.9 Special Purpose Acquisition Company amounting ~~W~~8 million represents the changes in interests due to unequal share capital increase in the associate.
[4]	Other gain of KB No.10 Special Purpose Acquisition Company amounting ~~W~~10 million represents the changes in interests due to unequal share capital increase in the associate.
[5]	Other gain of Hyundai-Tongyang Agrifood Private Equity Fund amounting \ 4,645 million represents the Hyundai Securities Co., Ltd.’s inclusion of the consolidation scope.
[6]	Other gain of Keystone-Hyundai Securities No. 1 Private Equity Fund amounting \ 1,842 million represents the Hyundai Securities Co., Ltd.’s inclusion of the consolidation scope.
[7]	Loss on disposal of investments in associates for the year ended December 31, 2016, amounts to \ 18,812 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Beginning		Acquisition and other		Disposal and other		Dividends		Gains (losses)		Other compre- hensive income		Others		Ending
Associates
KB Insurance Co., Ltd.[1]	~~W~~	—	~~W~~	882,134	~~W~~	—	~~W~~	—	~~W~~	195,344	~~W~~	(464)	~~W~~	—	~~W~~	1,077,014
Balhae Infrastructure Fund		125,119		2,839		—		(4,926)		5,243		—		—		128,275
Korea Credit Bureau Co., Ltd.		4,222		—		—		—		259		99		—		4,580
UAMCO., Ltd.		121,182		—		—		—		8,525		—		—		129,707
JSC Bank CenterCredit		29,279		—		—		(1)		(29,278)		—		—		—
KoFC KBIC Frontier Champ 2010-5(PEF)		23,559		—		(4,750)		—		7,894		(1,195)		—		25,508
United PF 1st Recovery Private Equity Fund		198,089		—		(19,028)		—		4,056		—		—		183,117
KB GwS Private Securities Investment Trust		124,074		—		—		(7,086)		10,551		—		—		127,539
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund		22,329		7,450		(2,750)		—		(1,158)		2,599		—		28,470
CH Engineering Co., Ltd.		20		—		—		—		(20)		—		—		—
Terra Co., Ltd.		—		—		—		—		21		—		—		21
MJT&I Co., Ltd.		—		—		—		—		149		—		—		149
Jungdong Steel Co., Ltd.		—		—		—		—		33		—		—		33
Shinhwa Underwear Co., Ltd.		—		—		—		—		56		—		—		56
KB Star office Private real estate Investment Trust No.1		19,989		—		—		(1,620)		1,546		—		—		19,915
KBIC Private Equity Fund No. 3		2,287		—		—		—		61		—		—		2,348
Sawnics Co., Ltd.		—		1,500		—		—		(103)		—		—		1,397
E-clear International Co., Ltd.		—		600		(600)		—		—		—		—		—
KB-Glenwood Private Equity Fund		10		—		—		—		—		—		—		10
KB No.3 Special Purpose Acquisition Company		39		—		(39)		—		—		—		—		—
KB No.4 Special Purpose Acquisition Company		38		—		(38)		—		—		—		—		—
KB No.5 Special Purpose Acquisition Company		19		—		—		—		1		—		—		20
KB No.6 Special Purpose Acquisition Company		77		—		—		—		2		(1)		—		78
KB No.7 Special Purpose Acquisition Company[2]		—		50		—		—		—		—		38		88
KB No.8 Special Purpose Acquisition Company[3]		—		10		—		—		(1)		—		10		19
KB No.9 Special Purpose Acquisition Company		—		16		—		—		(1)		—		—		15
SY Auto Capital Co., Ltd.		—		9,800		—		—		(319)		—		—		9,481

	~~W~~	670,332	~~W~~	904,399	~~W~~	(27,205)	~~W~~	(13,633)	~~W~~	202,861	~~W~~	1,038	~~W~~	48	~~W~~	1,737,840

[1]	Among the gain on valuation of equity-method investments, ~~W~~177,114 million includes the gains on bargain purchase.
[2]	Other gain of KB No.7 Special Purpose Acquisition Company amounting ~~W~~38 million represents the changes in interests due to unequal paid-in capital increase in the associate.
[3]	Other gain of KB No.8 Special Purpose Acquisition Company amounting ~~W~~10 million represents the changes in interests due to unequal paid-in capital increase in the associate.
[4]	Gain on disposal of investments in associates for the year ended December 31, 2015, amounts to \ 236 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Accumulated unrecognized share of losses in investments in associates due to discontinuation of applying the equity method for the years ended December 31, 2016 and 2015, are as follows:

	2016				2015
	Unrecognized loss		Accumulated unrecognized loss		Unrecognized loss		Accumulated unrecognized loss
JSC Bank CenterCredit	~~W~~	5,308	~~W~~	108,760	~~W~~	103,453	~~W~~	103,453
Incheon Bridge Co., Ltd.		(1,879)		—		163		1,879
Shinla Construction Co., Ltd.		27		175		14		148
Doosung Metal Co., Ltd		5		54		49		49
Myeongwon Tech Co., Ltd		(43)		—		43		43
Jungdong Steel Co., Ltd.		476		476		—		—
Dpaps Co., Ltd.		188		188		—		—
Ejade Co., Ltd.		1,112		1,112		—		—

14. Property and Equipment, and Investment Properties

Details of property and equipment as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,325,568	~~W~~	—	~~W~~	(1,018)	~~W~~	2,324,550
Buildings		1,469,894		(482,319)		(5,859)		981,716
Leasehold improvements		711,316		(637,588)		—		73,728
Equipment and vehicles		1,591,143		(1,353,935)		(6,938)		230,270
Construction in progress		4,205		—		—		4,205
Financial lease assets		34,111		(21,312)		—		12,799

	~~W~~	6,136,237	~~W~~	(2,495,154)	~~W~~	(13,815)	~~W~~	3,627,268

(In millions of Korean won)	2015
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,081,704	~~W~~	—	~~W~~	(1,018)	~~W~~	2,080,686
Buildings		1,351,011		(408,339)		(5,859)		936,813
Leasehold improvements		629,956		(575,112)		—		54,844
Equipment and vehicles		1,640,777		(1,446,285)		—		194,492
Construction in progress		635		—		—		635
Financial lease assets		33,505		(13,592)		—		19,913

	~~W~~	5,737,588	~~W~~	(2,443,328)	~~W~~	(6,877)	~~W~~	3,287,383

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The changes in property and equipment for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Business combination		Others		Ending
Land	~~W~~	2,080,686	~~W~~	98,566	~~W~~	71,086	~~W~~	(127)	~~W~~	—	~~W~~	74,319	~~W~~	20	~~W~~	2,324,550
Buildings		936,813		4,008		34,811		(545)		(33,385)		39,950		64		981,716
Leasehold improvement		54,844		7,843		48,504		(1,033)		(50,200)		3,431		10,339		73,728
Equipment and vehicles		194,492		141,546		—		(1,553)		(131,926)		21,196		6,515		230,270
Construction in-progress		635		144,589		(141,020)		—		—		—		1		4,205
Financial lease assets		19,913		605		—		—		(7,719)		—		—		12,799

	~~W~~	3,287,383	~~W~~	397,157	~~W~~	13,381	~~W~~	(3,258)	~~W~~	(223,230)	~~W~~	138,896	~~W~~	16,939	~~W~~	3,627,268

(In millions of Korean won)	2015
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Others		Ending
Land	~~W~~	1,970,010	~~W~~	6,039	~~W~~	104,923	~~W~~	(297)	~~W~~	—	~~W~~	11	~~W~~	2,080,686
Buildings		856,222		9,946		102,760		(898)		(30,712)		(505)		936,813
Leasehold improvement		52,496		6,549		30,797		(1,495)		(38,049)		4,546		54,844
Equipment and vehicles		164,421		139,122		—		(875)		(108,242)		66		194,492
Construction in-progress		7,946		67,554		(74,867)		—		—		2		635
Financial lease assets		31,890		554		—		—		(12,518)		(13)		19,913

	~~W~~	3,082,985	~~W~~	229,764	~~W~~	163,613	~~W~~	(3,565)	~~W~~	(189,521)	~~W~~	4,107	~~W~~	3,287,383

[1]	Including transfers with investment property and assets held for sale.
[2]	Including depreciation cost and others ~~W~~212 million and ~~W~~94 million recorded in other operating expenses in the statements of comprehensive income for the years ended December 31, 2016 and 2015, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The changes in accumulated impairment losses of property and equipment for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)

2016
Beginning		Impairment		Reversal		Business combination		Others		Ending
~~W~~	(6,877)	~~W~~	—	~~W~~	3,383	~~W~~	(10,321)	~~W~~	—	~~W~~	(13,815)

(In millions of Korean won)

2015
Beginning		Impairment		Reversal		Others		Ending
~~W~~	(2,117)	~~W~~	(557)	~~W~~	—	~~W~~	(4,203)	~~W~~	(6,877)

Details of investment property as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	203,795	~~W~~	—	~~W~~	(1,404)	~~W~~	202,391
Buildings		616,085		(63,465)		—		552,620

	~~W~~	819,880	~~W~~	(63,465)	~~W~~	(1,404)	~~W~~	755,011

(In millions of Korean won)	2015
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	125,291	~~W~~	—	~~W~~	(738)	~~W~~	124,553
Buildings		97,676		(10,414)		—		87,262

	~~W~~	222,967	~~W~~	(10,414)	~~W~~	(738)	~~W~~	211,815

The valuation technique and input variables that are used to measure the fair value of investment property as of December 31, 2016, are as follows:

(In millions of Korean won)	2016
	Fair value		Valuation technique	Inputs
Land and buildings	~~W~~	41,879	Cost Approach Method	- Price per square meter - Replacement cost
		744,627	Income approach	- Discount rate - Capitalization rate - Vacancy rate

As of December 31, 2016 and 2015, fair values of the investment properties amount to ~~W~~786,506 million and ~~W~~404,713 million, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Rental income from the above investment properties for the years ended December 31, 2016 and 2015, amounts to ~~W~~12,884 million and ~~W~~22,201 million, respectively.

The changes in investment property for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Beginning		Acquisition		Transfers		Depreciation		Business combination		Others		Ending
Land	~~W~~	124,553	~~W~~	—	~~W~~	(17,184)	~~W~~	—	~~W~~	92,826	~~W~~	2,196	~~W~~	202,391
Buildings		87,262		1,254		(8,108)		(2,531)		441,905		32,838		552,620

	~~W~~	211,815	~~W~~	1,254	~~W~~	(25,292)	~~W~~	(2,531)	~~W~~	534,731	~~W~~	35,034	~~W~~	755,011

(In millions of Korean won)	2015
	Beginning		Acquisition		Transfers		Depreciation		Ending
Land	~~W~~	228,699	~~W~~	21	~~W~~	(104,167)	~~W~~	—	~~W~~	124,553
Buildings		148,845		4,268		(62,499)		(3,352)		87,262

	~~W~~	377,544	~~W~~	4,289	~~W~~	(166,666)	~~W~~	(3,352)	~~W~~	211,815

15. Intangible Assets

Details of intangible assets as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	~~W~~	331,707	~~W~~	—	~~W~~	(69,315)	~~W~~	262,392
Other intangible assets		1,312,732		(877,881)		(44,927)		389,924

	~~W~~	1,644,439	~~W~~	(877,881)	~~W~~	(114,242)	~~W~~	652,316

(In millions of Korean won)	2015
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	~~W~~	331,707	~~W~~	—	~~W~~	(69,315)	~~W~~	262,392
Other intangible assets		935,686		(705,039)		(26,211)		204,436

	~~W~~	1,267,393	~~W~~	(705,039)	~~W~~	(95,526)	~~W~~	466,828

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Details of goodwill as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016				2015
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202
KB Securities Co., Ltd.[1]		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404

	~~W~~	331,707	~~W~~	262,392	~~W~~	331,707	~~W~~	262,392

[1]	The amount ouccrred from formerly known as KB Investment&Securities Co., Ltd.

The changes in accumulated impairment losses of goodwill for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)

2016
Beginning		Impairment		Others		Ending
~~W~~	69,315	~~W~~	—	~~W~~	—	~~W~~	69,315

(In millions of Korean won)

2015
Beginning		Impairment		Others		Ending
~~W~~	69,315	~~W~~	—	~~W~~	—	~~W~~	69,315

The details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2016, are as follows:

(In millions of Korean won)	Housing & Commercial Bank										KB Savings Bank Co., Ltd. and Yehansoul
	Retail Banking		Corporate Banking		KB Cambodia Bank		KB Securities Co., Ltd.[1]		KB Capital Co., Ltd.		Savings Bank Co., Ltd.		Total
Carrying amounts	~~W~~	49,315	~~W~~	15,973	~~W~~	1,202	~~W~~	58,889	~~W~~	79,609	~~W~~	57,404	~~W~~	262,392
Recoverable amount exceeded carrying amount		11,517,237		2,726,509		63		208,822		174,597		43,230		14,670,458
Discount rate (%)		12.70		12.91		28.64		19.99		14.34		14.58
Permanent growth rate (%)		1.00		1.00		1.00		1.00		1.00		1.00

[1]	The amount ouccrred from formerly known as KB Investment&Securities Co., Ltd.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Goodwill is allocated to cash-generating units, based on management’s analysis, that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Group recognized the amount of ~~W~~65,288 million related to goodwill acquired in the merger of Housing & Commercial Bank. Of those respective amounts, the amounts of ~~W~~49,315 million and ~~W~~15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale, the Group measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase by 1.0% for all other cash-generating units. The key assumptions used for the estimation of the future cash flows are the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

Details of intangible assets, excluding goodwill, as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	4,617	~~W~~	(1,612)	~~W~~	—	~~W~~	3,005
Software		887,098		(749,997)		—		137,101
Other intangible assets		378,608		(111,814)		(44,927)		221,867
Finance leases assets		42,409		(14,458)		—		27,951

	~~W~~	1,312,732	~~W~~	(877,881)	~~W~~	(44,927)	~~W~~	389,924

(In millions of Korean won)	2015
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	1,497	~~W~~	(1,177)	~~W~~	—	~~W~~	320
Software		675,490		(600,481)		—		75,009
Other intangible assets		217,213		(96,186)		(26,211)		94,816
Finance leases assets		41,486		(7,195)		—		34,291

	~~W~~	935,686	~~W~~	(705,039)	~~W~~	(26,211)	~~W~~	204,436

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The changes in intangible assets, excluding goodwill, for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Beginning		Acquisition		Disposal		Transfer		Amortization[1]		Business combination		Others		Ending
Industrial property rights	~~W~~	320	~~W~~	3,073	~~W~~	—	~~W~~	—	~~W~~	(388)	~~W~~	—	~~W~~	—	~~W~~	3,005
Software		75,009		91,631		—		—		(41,540)		11,998		3		137,101
Other intangible assets[2]		94,816		16,900		(7,234)		1,926		(14,701)		132,461		(2,301)		221,867
Finance leases assets		34,291		708		—		—		(7,048)		—		—		27,951

	~~W~~	204,436	~~W~~	112,312	~~W~~	(7,234)	~~W~~	1,926	~~W~~	(63,677)	~~W~~	144,459	~~W~~	(2,298)	~~W~~	389,924

(In millions of Korean won)	2015
	Beginning		Acquisition		Disposal		Transfer		Amortization[1]		Others		Ending
Industrial property rights	~~W~~	391	~~W~~	75	~~W~~	—	~~W~~	—	~~W~~	(154)	~~W~~	8	~~W~~	320
Software		79,598		39,473		—		—		(44,098)		36		75,009
Other intangible assets[2]		106,039		12,578		(3,619)		(300)		(13,489)		(6,393)		94,816
Finance leases assets		40,502		647		—		—		(6,843)		(15)		34,291

	~~W~~	226,530	~~W~~	52,773	~~W~~	(3,619)	~~W~~	(300)	~~W~~	(64,584)	~~W~~	(6,364)	~~W~~	204,436

[1]	Including ~~W~~607 million and ~~W~~56 million recorded in other operating expenses and others in the statements of comprehensive income for the years ended December 31, 2016 and 2015.
[2]	Impairment loss for membership right of other intangible asset with indefinite useful life was recognized when its recoverable amount is lower than its carrying amount, and reversal of impairment loss was recognized when its recoverable amount is higher than its carrying amount.

The changes in accumulated impairment losses on intangible assets for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Beginning		Impairment		Reversal		Disposal and others		Ending

Accumulated impairment losses on intangible assets	~~W~~	(26,211)	~~W~~	(2,704)	~~W~~	482	~~W~~	(16,494)	~~W~~	(44,927)

(In millions of Korean won)	2015
	Beginning		Impairment		Reversal		Disposal and others		Ending

Accumulated impairment losses on intangible assets	~~W~~	(24,698)	~~W~~	(6,627)	~~W~~	360	~~W~~	4,754	~~W~~	(26,211)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The changes in emissions rights for year ended December 31, 2016 and 2015, are as follows:

(KAU, in millions of Korean won)	Applicable under 2015			Applicable under 2016			Applicable under 2017			Total
	Quantity	Carrying amount		Quantity	Carrying amount		Quantity	Carrying amount		Quantity	Carrying amount
Beginning	116,799	~~W~~	—	112,137	~~W~~	—	109,140	~~W~~	—	338,076	~~W~~	—
Borrowing	8,518		—	(8,518)		—	—		—	—		—
Surrendered to government	(121,261)		—	—		—	—		—	(121,261)		—
Cancel	(4,056)		—	(4,336)		—	(4,220)		—	(12,612)		—

Ending	—	~~W~~	—	99,283	~~W~~	—	104,920	~~W~~	—	204,203	~~W~~	—

(KAU, in millions of Korean won)	Applicable under 2015			Applicable under 2016			Applicable under 2017			Total
	Quantity	Carrying amount		Quantity	Carrying amount		Quantity	Carrying amount		Quantity	Carrying amount
Beginning	—	~~W~~	—	—	~~W~~	—	—	~~W~~	—	—	~~W~~	—
Free of charges	116,799		—	112,137		—	109,140		—	338,076		—

Ending	116,799	~~W~~	—	112,137	~~W~~	—	109,140	~~W~~	—	338,076	~~W~~	—

16. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Assets		Liabilities		Net amount
Other provisions	~~W~~	91,201	~~W~~	—	~~W~~	91,201
Allowances for loan losses		7,297		—		7,297
Impairment losses on property and equipment		7,920		(359)		7,561
Interest on equity index-linked deposits		41		—		41
Share-based payments		13,709		—		13,709
Provisions for guarantees		30,569		—		30,569
Losses(gains) from valuation on derivative financial instruments		9,761		(46,765)		(37,004)
Present value discount		11,358		(6,160)		5,198
Losses(gains) from fair value hedged item		—		(14,335)		(14,335)
Accrued interest		—		(84,676)		(84,676)
Deferred loan origination fees and costs		1,247		(158,914)		(157,667)
Gains from revaluation		803		(286,119)		(285,316)
Investments in subsidiaries and others		12,014		(109,925)		(97,911)
Gains on valuation of security investment		109,071		(8,279)		100,792
Defined benefit liabilities		319,467		—		319,467
Accrued expenses		273,092		—		273,092
Retirement insurance expense		—		(283,771)		(283,771)
Adjustments to the prepaid contributions		—		(15,142)		(15,142)
Derivative-linked securities		30,102		(42,825)		(12,723)
Others		365,616		(195,856)		169,760

		1,283,268		(1,253,126)		30,142

Offsetting of deferred income tax assets and liabilities		(1,149,644)		1,149,644		—

	~~W~~	133,624	~~W~~	(103,482)	~~W~~	30,142

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Assets		Liabilities		Net amount
Other provisions	~~W~~	108,700	~~W~~	—	~~W~~	108,700
Allowances for loan losses		1,301		—		1,301
Impairment losses on property and equipment		5,197		(358)		4,839
Interest on equity index-linked deposits		69		—		69
Share-based payments		10,870		—		10,870
Provisions for guarantees		38,225		—		38,225
Losses(gains) from valuation on derivative financial instruments		28,736		(31,214)		(2,478)
Present value discount		11,290		(9,133)		2,157
Losses(gains) from fair value hedged item		2,876		—		2,876
Accrued interest		—		(81,893)		(81,893)
Deferred loan origination fees and costs		5,851		(152,390)		(146,539)
Gains from revaluation		—		(274,947)		(274,947)
Investments in subsidiaries and others		8,543		(96,188)		(87,645)
Gains on valuation of security investment		72,309		(21,388)		50,921
Defined benefit liabilities		279,192		—		279,192
Accrued expenses		65,690		—		65,690
Retirement insurance expense		—		(241,538)		(241,538)
Adjustments to the prepaid contributions		—		(21,938)		(21,938)
Derivative-linked securities		747,844		(779,751)		(31,907)
Others		250,275		(97,100)		153,175

		1,636,968		(1,807,838)		(170,870)

Offsetting of deferred income tax assets and liabilities		(1,628,595)		1,628,595		—

	~~W~~	8,373	~~W~~	(179,243)	~~W~~	(170,870)

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ~~W~~774,259 million associated with investments in subsidiaries and others as of December 31, 2016, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of ~~W~~80,204 million and ~~W~~119,334 million associated with SPE repurchase and others, respectively, as of December 31, 2016, due to the uncertainty that these will be realized in the future.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ~~W~~17,205 million associated with investment in subsidiaries and associates as of December 31, 2016, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

No deferred income tax liabilities have been recognized as of December 31, 2016, for the taxable temporary difference of ~~W~~65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank in 2001.

The changes in cumulative temporary differences for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Losses(gains) from fair value hedged item	~~W~~	11,882	~~W~~	11,882	~~W~~	—	~~W~~	—
Other provisions		449,239		466,913		398,537		380,863
Allowances for loan losses		5,079		26,492		51,567		30,154
Impairment losses on property and equipment		21,476		31,914		43,164		32,726
Deferred loan origination fees and costs		23,491		24,937		6,600		5,154
Interest on equity index-linked deposits		287		287		168		168
Share-based payments		44,922		39,600		51,328		56,650
Provisions for guarantees		157,954		157,954		126,319		126,319
Gains(losses) from valuation on derivative financial instruments		118,745		180,332		101,921		40,334
Present value discount		42,288		14,693		19,366		46,961
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		821,059		59,354		49,014		810,719
Gains on valuation of security investment		298,796		394,580		543,172		447,388
Defined benefit liabilities		1,153,686		75,269		241,718		1,320,135
Accrued expenses		271,463		358,583		1,215,612		1,128,492
Derivative linked securities		3,090,264		3,098,449		132,573		124,388
Others		1,220,133		557,068		739,581		1,402,646

		7,810,968	~~W~~	5,498,307	~~W~~	3,720,640	~~W~~	6,033,301

Unrecognized deferred income tax assets:
Other provisions		67						—
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		797,862						774,259
Others		170,214						119,334

		6,762,621						5,059,504
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	~~W~~	1,636,968					~~W~~	1,283,268

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Taxable temporary differences
Losses(gains) from fair value hedged item	~~W~~	—	~~W~~	—	~~W~~	(59,235)	~~W~~	(59,235)
Accrued interest		(338,402)		(333,121)		(344,618)		(349,899)
Impairment losses on property and equipment		(1,481)		—		—		(1,481)
Deferred loan origination fees and costs		(629,161)		(649,107)		(680,891)		(660,945)
Gains(losses) from valuation on derivative financial instruments		(128,985)		(457,371)		(521,629)		(193,243)
Present value discount		(37,741)		(38,009)		(25,722)		(25,454)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,136,143)		(61,094)		(107,261)		(1,182,310)
Investments in subsidiaries and others		(408,490)		(68,158)		(46,935)		(387,267)
Gains on valuation of security investment		(93,510)		(114,227)		(57,969)		(37,252)
Retirement insurance expense		(996,448)		(63,979)		(238,045)		(1,170,514)
Adjustments to the prepaid contributions		(90,653)		(90,653)		(62,569)		(62,569)
Derivative linked securities		(3,222,110)		(3,401,273)		(356,125)		(176,962)
Others		(426,328)		(663,284)		(1,031,097)		(794,141)

		(7,574,740)	~~W~~	(5,940,276)	~~W~~	(3,532,096)	~~W~~	(5,166,560)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(66,345)						(17,205)
Others		(1,914)						(906)

		(7,441,193)						(5,083,161)
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	~~W~~	(1,807,838)					~~W~~	(1,253,126)

(In millions of Korean won)	2015
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Losses(gains) from fair value hedged item	~~W~~	53,033	~~W~~	53,033	~~W~~	11,882	~~W~~	11,882
Other provisions		410,564		385,987		424,662		449,239
Allowances for loan losses		6,133		5,751		4,697		5,079
Impairment losses on property and equipment		22,363		22,363		21,476		21,476
Deferred loan origination fees and costs		37,373		37,373		23,491		23,491
Interest on equity index-linked deposits		758		758		287		287
Share-based payments		42,749		35,167		37,340		44,922
Provisions for guarantees		225,414		225,414		157,954		157,954
Gains(losses) from valuation on derivative financial instruments		15,171		15,171		118,745		118,745
Present value discount		11,762		11,762		42,288		42,288
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		864,496		72,716		29,279		821,059
Gains on valuation of security investment		259,171		259,171		298,796		298,796
Defined benefit liabilities		1,036,168		103,160		220,678		1,153,686
Accrued expenses		214,733		205,452		262,182		271,463
Derivative linked securities		1,388,534		1,388,534		3,090,264		3,090,264
Others		1,537,024		662,060		345,169		1,220,133

		6,205,650	~~W~~	3,483,872	~~W~~	5,089,190		7,810,968

Unrecognized deferred income tax assets:
Other provisions		199						67
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		776,596						797,862
Others		172,199						170,214

		5,176,452						6,762,621
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	~~W~~	1,251,855					~~W~~	1,636,968

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Taxable temporary differences
Accrued interest	~~W~~	(329,039)	~~W~~	(180,430)	~~W~~	(189,793)	~~W~~	(338,402)
Allowances for loans losses		(7,850)		(7,850)		—		—
Impairment losses on property and equipment		(1,481)		—		—		(1,481)
Deferred loan origination fees and costs		(548,978)		(548,978)		(629,161)		(629,161)
Gains(losses) from valuation on derivative financial instruments		(217,826)		(217,245)		(128,404)		(128,985)
Present value discount		(44,190)		(9,600)		(3,151)		(37,741)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,136,143)		—		—		(1,136,143)
Investments in subsidiaries and others		(322,693)		(21)		(85,818)		(408,490)
Gains on valuation of security investment		(126,465)		(49,708)		(16,753)		(93,510)
Retirement insurance expense		(907,512)		(102,619)		(191,555)		(996,448)
Adjustments to the prepaid contributions		(114,107)		(114,107)		(90,653)		(90,653)
Derivative linked securities		(1,399,118)		(1,399,118)		(3,222,110)		(3,222,110)
Others		(353,745)		(172,323)		(244,906)		(426,328)

		(5,574,435)	~~W~~	(2,801,999)	~~W~~	(4,802,304)		(7,574,740)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(27,367)						(66,345)
Others		—						(1,914)

		(5,481,780)						(7,441,193)
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	~~W~~	(1,329,504)					~~W~~	(1,807,838)

17. Assets Held for Sale

Details of assets held for sale as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	31,310	~~W~~	(8,179)	~~W~~	23,131	~~W~~	24,704
Buildings held for sale		50,086		(21,069)		29,017		29,300

	~~W~~	81,396	~~W~~	(29,248)	~~W~~	52,148	~~W~~	54,004

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	35,997	~~W~~	(8,531)	~~W~~	27,466	~~W~~	28,659
Buildings held for sale		37,115		(15,953)		21,162		21,621

	~~W~~	73,112	~~W~~	(24,484)	~~W~~	48,628	~~W~~	50,280

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

The valuation technique and input variables that are used to measure the fair value of assets held for sale as of December 31, 2016, are as follows:

(In millions of Korean won)	2016
	Fair value		Valuation technique[1]	Unobservable input[2]	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
	~~W~~	28,700	Market comparison approach model	Adjustment index	0.10~1.16	Fair value increases as the adjustment index rises.
				Adjustment ratio	-20.00~0.00	Fair value decreases as the absolute value of adjustment index rises.
Land and buildings		14,831	Market comparison approach model	Unit price per area of exclusive possession, Time point adjustment, Individual factor and others	Unit price per area of exclusive possession: About ~~W~~4.9 million Time point adjustment: 0.9987 Individual factor: 0.85	Fair value increases as the unit price per area of exclusive possess and others rise.
		10,790	Market comparison approach model	Unit price per area of exclusive possession, Time point adjustment, Individual factor and others	Unit price per area of exclusive possession: About ~~W~~7.8 million Time point adjustment: 1.00212 Individual factor: 0.176~0.585	Fair value increases as the unit price per area of exclusive possess and others rise.

	~~W~~	54,321

[1]	The Group adjusted the appraisal value by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the real estate index or the producer price index, or land price volatility.

The fair values of assets held for sale were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)

2016
Beginning		Provision		Reversal		Others		Ending
~~W~~	(24,484)	~~W~~	(5,269)	~~W~~	96	~~W~~	409	~~W~~	(29,248)

(In millions of Korean won)

2015
Beginning		Provision		Reversal		Others		Ending
~~W~~	(34,066)	~~W~~	(2,110)	~~W~~	399	~~W~~	11,293	~~W~~	(24,484)

As of December 31, 2016, buildings and land classified as assets held for sale consist of 10 pieces of real estate of closed branches and KB Wellyan Private Equity Real Estate Fund No. 6 and 7, which were acquired from the litigation of KB Asset Management Co., Ltd. and 3 pieces of real estate of Hyundai Savings Bank. The management of the Group decided to sell the assets, and accordingly, the assets were classified as assets held for sale. As of December 31, 2015, five assets out of above assets held for sale are under negotiation for sale and the remaining assets are also being actively marketed.

18. Other Assets

Details of other assets as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Other financial assets
Other receivables	~~W~~	4,326,183	~~W~~	3,652,481
Accrued income		1,305,680		1,163,368
Guarantee deposits		1,230,400		1,204,474
Domestic exchange settlement debits		535,237		2,145,654
Others		25,226		52,258
Less: Allowances for loan losses		(95,629)		(308,699)
Less: Present value discount		(4,762)		(1,596)

		7,322,335		7,907,940

Other non-financial assets
Other receivables		17,727		5,238
Prepaid expenses		188,135		280,563
Guarantee deposits		3,934		4,232
Insurance assets		128,146		112,489
Separate account assets		866,310		852,648
Others		356,380		236,571
Less: Allowances on other asset		(25,182)		(23,977)

		1,535,450		1,467,764

	~~W~~	8,857,785	~~W~~	9,375,704

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Changes in allowances for loan losses on other assets for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	308,699	~~W~~	23,977	~~W~~	332,676
Written-off		(271,522)		(540)		(272,062)
Provision		2,445		1,745		4,190
Business combination		13,537		—		13,537
Others		42,470		—		42,470

Ending	~~W~~	95,629	~~W~~	25,182	~~W~~	120,811

(In millions of Korean won)	2015
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	347,918	~~W~~	23,294	~~W~~	371,212
Written-off		(48,286)		(884)		(49,170)
Provision		6,083		1,567		7,650
Others		2,984		—		2,984

Ending	~~W~~	308,699	~~W~~	23,977	~~W~~	332,676

19. Financial Liabilities at Fair Value through Profit or Loss

Details of financial liabilities at fair value through profit or loss as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Financial liabilities held for trading
Securities sold	~~W~~	1,070,272	~~W~~	517,458
Other		73,238		69,465

		1,143,510		586,923

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		10,979,326		2,387,681

Total financial liabilities at fair value through profit or loss	~~W~~	12,122,836	~~W~~	2,974,604

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The details of credit risk of financial liabilities designated at fair value through profit or loss as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Financial liabilities designated at fair value through profit or loss	~~W~~	10,979,326	~~W~~	2,387,681
Changes in fair value resulting from changes in the credit risk		12,131		(15,602)
Accumulated changes in fair value resulting from changes in the credit risk		(17,981)		(30,112)

20. Deposits

Details of deposits as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Demand deposits
Demand deposits in Korean won	~~W~~	104,758,222	~~W~~	91,678,321
Demand deposits in foreign currencies		5,305,313		4,147,646

		110,063,535		95,825,967

Time deposits
Time deposits in Korean won		122,532,476		120,225,483
Fair value adjustments on valuation of fair value hedged items		—		(201)

		122,532,476		120,225,282

Time deposits in foreign currencies		4,314,783		3,623,160
Fair value adjustments on valuation of fair value hedged items		(61,657)		(17,671)

		4,253,126		3,605,489

		126,785,602		123,830,771

Certificates of deposits		2,880,558		4,611,447

Total deposits	~~W~~	239,729,695	~~W~~	224,268,185

21. Debts

Details of debts as of December 31, 2016 and 2015, consist of:

(In millions of Korean won)	2016		2015
Borrowings	~~W~~	14,485,789	~~W~~	12,304,226
Repurchase agreements and others		8,825,564		1,845,611
Call money		2,940,133		2,090,906

	~~W~~	26,251,486	~~W~~	16,240,743

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Details of borrowings as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	2016		2015
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50~0.75	~~W~~	1,644,260	~~W~~	1,421,375
	Borrowings from the government	Korea Energy Agency and others	0.00~3.00		1,331,688		1,156,670
	Borrowings from banking institutions	Industrial Bank of Korea	—		—		180
	Borrowings from non-banking financial institutions	The Korea Development Bank and others	0.20~2.70		889,433		374,369
	Other borrowings	Korea Gas Safety Corporation and others	0.00~7.50		4,284,108		3,360,593

					8,149,489		6,313,187

Borrowings in foreign currencies	Due to banks	JP Morgan Chase Bank and Others	—		70,624		9,884
	Borrowings from banking institutions	Mizuho Bank and Others	0.00~3.18		3,949,376		3,530,562
	Other borrowings from financial institutions	The Export-Import Bank of Korea and others	1.35~2.25		121,104		212,507
	Other borrowings	Standard Chartered Bank and others	0.00~5.10		2,195,196		2,238,086

					6,336,300		5,991,039

				~~W~~	14,485,789	~~W~~	12,304,226

The details of repurchase agreements and others as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	2016		2015
Repurchase agreements	Individuals, Groups and Corporations	0.00~2.44	~~W~~	8,815,027	~~W~~	1,817,754
Bills sold	Counter sale	0.40~1.00		10,537		27,857

			~~W~~	8,825,564	~~W~~	1,845,611

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The details of call money as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	2016		2015
Call money in Korean won	KEB Hana bank and others	1.08~1.92	~~W~~	1,755,200	~~W~~	1,006,400
Call money in foreign currencies	Central bank Uzbekistan and others	0.08~3.30		1,184,933		1,084,506

			~~W~~	2,940,133	~~W~~	2,090,906

22. Debentures

Details of debentures as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Annual interest rate (%)	2016		2015
Debentures in Korean won
Structured debentures	0.29~6.70	~~W~~	1,146,300	~~W~~	909,788
Subordinated fixed rate debentures in Korean won	3.08~5.70		3,271,693		4,586,829
Fixed rate debentures in Korean won	1.29~5.30		25,627,695		22,500,223
Floating rate debentures in Korean won	1.36~2.25		1,108,000		448,000

			31,153,688		28,444,840

Fair value adjustments on fair value hedged financial debentures in Korean won			26,724		40,171
Less: Discount on debentures in Korean won			(19,064)		(17,740)

			31,161,348		28,467,271

Debentures in foreign currencies
Floating rate debentures	1.44~1.76		1,063,480		1,829,124
Fixed rate debentures	1.38~3.63		2,803,720		2,325,537

			3,867,200		4,154,661

Fair value adjustments on fair value hedged debentures in foreign currencies			(24,302)		(10,416)
Less: Discount or premium on debentures in foreign currencies			(12,189)		(10,913)

			3,830,709		4,133,332

		~~W~~	34,992,057	~~W~~	32,600,603

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Changes in debentures based on face value for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Beginning		Issues		Repayments		Business combination		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	909,788	~~W~~	892,100	~~W~~	(1,540,488)	~~W~~	884,900	~~W~~	—	~~W~~	1,146,300
Subordinated fixed rate debentures in Korean won		4,586,829		—		(1,314,836)		—		(300)		3,271,693
Fixed rate debentures in Korean won		22,500,223		96,455,800		(93,898,928)		570,600		—		25,627,695
Floating rate debentures in Korean won		448,000		760,000		(100,000)		—		—		1,108,000

		28,444,840		98,107,900		(96,854,252)		1,455,500		(300)		31,153,688

Debentures in foreign currencies
Floating rate debentures		1,829,124		35,595		(806,459)		—		5,220		1,063,480
Fixed rate debentures		2,325,537		1,185,480		(817,096)		—		109,799		2,803,720

		4,154,661		1,221,075		(1,623,555)		—		115,019		3,867,200

	~~W~~	32,599,501	~~W~~	99,328,975	~~W~~	(98,477,807)	~~W~~	1,455,500	~~W~~	114,719	~~W~~	35,020,888

(In millions of Korean won)	2015
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	1,239,238	~~W~~	120,000	~~W~~	(449,450)	~~W~~	—	~~W~~	909,788
Subordinated fixed rate debentures in Korean won		4,761,124		—		(174,295)		—		4,586,829
Fixed rate debentures in Korean won		18,839,553		78,939,000		(75,278,330)		—		22,500,223
Floating rate debentures in Korean won		1,133,000		30,000		(715,000)		—		448,000

		25,972,915		79,089,000		(76,617,075)		—		28,444,840

Debentures in foreign currencies
Floating rate debentures		1,648,175		179,565		(111,939)		113,323		1,829,124
Fixed rate debentures		1,578,980		1,013,959		(378,577)		111,175		2,325,537

		3,227,155		1,193,524		(490,516)		224,498		4,154,661

	~~W~~	29,200,070	~~W~~	80,282,524	~~W~~	(77,107,591)	~~W~~	224,498	~~W~~	32,599,501

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

23. Provisions

Details of provisions as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Provisions for unused loan commitments	~~W~~	189,349	~~W~~	195,385
Provisions for payment guarantees		126,428		158,454
Provisions for financial guarantee contracts		4,333		3,809
Provisions for restoration cost		84,854		75,351
Others		132,753		174,861

	~~W~~	537,717	~~W~~	607,860

Changes in provisions for unused loan commitments, payment guarantees for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Provisions for unused loan commitments		Provisions for payment guarantees		Total
Beginning	~~W~~	195,385	~~W~~	158,454	~~W~~	353,839
Effects of changes in foreign exchange rate		204		737		941
Provision(reversal)		(6,240)		(32,763)		(39,003)

Ending	~~W~~	189,349	~~W~~	126,428	~~W~~	315,777

(In millions of Korean won)	2015
	Provisions for unused loan commitments		Provisions for payment guarantees		Total
Beginning	~~W~~	209,964	~~W~~	207,927	~~W~~	417,891
Effects of changes in foreign exchange rate		788		4,809		5,597
Provision(reversal)		(15,367)		(54,282)		(69,649)

Ending	~~W~~	195,385	~~W~~	158,454	~~W~~	353,839

Changes in provisions for financial guarantee contracts for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Beginning	~~W~~	3,809	~~W~~	2,718
Provision (Reversal)		(2,958)		1,091
Business combination		3,482		—

Ending	~~W~~	4,333	~~W~~	3,809

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Changes in provisions for restoration cost for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Beginning	~~W~~	75,351	~~W~~	73,442
Provision		3,886		3,916
Reversal		(967)		(537)
Used		(5,940)		(4,207)
Unwinding of discount		1,890		2,042
Effects of changes in discount rate		6,941		695
Business combination		3,693		—

Ending	~~W~~	84,854	~~W~~	75,351

Provisions for restoration cost are the present value of estimated costs to be incurred for the restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

Changes in other provisions for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities[1]		Others		Total
Beginning	~~W~~	8,630	~~W~~	41,091	~~W~~	71,240	~~W~~	69	~~W~~	53,831	~~W~~	174,861
Increase		26,336		32,464		1,589		434		9,007		69,830
Decrease		(26,176)		(23,159)		(52,206)		(145)		(10,252)		(111,938)

Ending	~~W~~	8,790	~~W~~	50,396	~~W~~	20,623	~~W~~	358	~~W~~	52,586	~~W~~	132,753

(In millions of Korean won)	2015
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities[1]		Others		Total
Beginning	~~W~~	11,274	~~W~~	33,996	~~W~~	24,506	~~W~~	—	~~W~~	50,520	~~W~~	120,296
Increase		22,304		27,056		57,691		69		49,905		157,025
Decrease		(24,948)		(19,961)		(10,957)		—		(46,594)		(102,460)

Ending	~~W~~	8,630	~~W~~	41,091	~~W~~	71,240	~~W~~	69	~~W~~	53,831	~~W~~	174,861

[1]	As of December 31, 2016 and 2015, the estimated greenhouse gas emission is 117,831 tons 122,542 tons, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

24. Net Defined Benefit Liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The defined benefit liability recognized in the statements of financial position is calculated by independent actuaries in accordance with actuarial valuation methods.

The net defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

Changes in the net defined benefit liabilities for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,413,600	~~W~~	(1,340,403)	~~W~~	73,197
Current service cost		192,010		—		192,010
Interest cost		34,885		(33,211)		1,674
Past service cost		4,408		—		4,408
Gain or loss on settlement		(396)		—		(396)
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		2,281		—		2,281
Actuarial gains and losses by changes in financial assumptions		(37,085)		—		(37,085)
Actuarial gains and losses by experience adjustments		7,017		—		7,017
Return on plan assets (excluding amounts included in interest income)		—		11,071		11,071
Contributions:
Employers		—		(162,547)		(162,547)
Employees		—		(3,106)		(3,106)
Payments from plans (benefit payments)		(52,508)		52,508		—
Payments from the Group		(9,837)		—		(9,837)
Transfer in		4,408		(4,325)		83
Transfer out		(4,897)		4,880		(17)
Effect of exchange rate changes		18		—		18
Effect of business combination and disposal of business		22,099		(4,571)		17,528

Ending	~~W~~	1,576,003	~~W~~	(1,479,704)	~~W~~	96,299

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,271,078	~~W~~	(1,195,394)	~~W~~	75,684
Current service cost		185,710		—		185,710
Interest cost(income)		37,742		(35,523)		2,219
Past service cost		(47)		—		(47)
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		(5,270)		—		(5,270)
Actuarial gains and losses by changes in financial assumptions		8,864		—		8,864
Actuarial gains and losses by experience adjustments		14,573		—		14,573
Return on plan assets (excluding amounts included in interest income)		—		12,051		12,051
Contributions		—		(214,792)		(214,792)
Payments from plans (benefit payments)		(93,112)		93,112		—
Payments from the Group		(5,973)		—		(5,973)
Transfer in		5,950		(5,819)		131
Transfer out		(5,968)		5,962		(6)
Effect of exchange rate changes		22		—		22
Others		31		—		31

Ending	~~W~~	1,413,600	~~W~~	(1,340,403)	~~W~~	73,197

Details of the net defined benefit liabilities as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Present value of defined benefit obligation	~~W~~	1,576,003	~~W~~	1,413,600
Fair value of plan assets		(1,479,704)		(1,340,403)

Net defined benefit liabilities	~~W~~	96,299	~~W~~	73,197

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Current service cost	~~W~~	192,010	~~W~~	185,710
Past service cost		4,408		(47)
Net interest expenses of net defined benefit liabilities		1,674		2,219
Gain or loss on settlement		(396)		—

Post-employment benefits[1]	~~W~~	197,696	~~W~~	187,882

[1]	Post-employment benefits amounting to ~~W~~1,577 million and ~~W~~1,143 million for the years ended December 31, 2016 and 2015, respectively, are recognized as other operating expense in the statements of comprehensive income.

Remeasurements of the net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	~~W~~	(11,071)	~~W~~	(12,051)
Actuarial gains and losses		27,787		(18,167)
Income tax effects		(4,045)		7,312

Remeasurements after income tax	~~W~~	12,671	~~W~~	(22,906)

The details of fair value of plan assets as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	1,479,419	~~W~~	1,479,419
Investment fund		—		285		285

	~~W~~	—	~~W~~	1,479,704	~~W~~	1,479,704

(In millions of Korean won)	2015
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	1,340,403	~~W~~	1,340,403

	~~W~~	—	~~W~~	1,340,403	~~W~~	1,340,403

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Key actuarial assumptions used as of December 31, 2016 and 2015, are as follows:

	2016	2015
Discount rate (%)	1.80 ~ 3.46	1.90 ~ 2.50
Salary increase rate (%)	0.00 ~ 7.50	0.00 ~ 7.50
Turnover (%)	0.00 ~ 29.00	0.00 ~ 27.00

Mortality assumptions are based on the experience-based mortality table of Korea Insurance Development Institute of 2015.

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions as of December 31, 2016, are as follows:

	Changes in principal assumption	Effect on net defined benefit obligation
		Increase in principal assumption	Decrease in principal assumption
Discount rate (%)	0.5 p.	3.96 decrease	4.24 increase
Salary increase rate (%)	0.5 p.	3.95 increase	3.72 decrease
Turnover (%)	0.5 p.	0.33 decrease	0.34 increase

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

Expected maturity analysis of undiscounted pension benefits(including expected future benefit) as of December 31, 2016, is as follows:

(In millions of Korean won)	Up to 1 year		1~2 years		2~5 years		5~10 years		Over 10 years		Total
Pension benefits[1]	~~W~~	192,077	~~W~~	132,969	~~W~~	415,890	~~W~~	879,521	~~W~~	2,762,385	~~W~~	4,382,842

[1]	Excluded payments settled according to pension equity plan.

The weighted average duration of the defined benefit obligation is 1.0 ~ 11.3 years.

Expected contribution to plan assets for periods after December 31, 2016, is estimated to be \ 170,307 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

25. Other Liabilities

Details of other liabilities as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Other financial liabilities
Other payables	~~W~~	6,526,330	~~W~~	5,156,880
Prepaid card and debit card		19,076		18,233
Accrued expenses		2,613,445		2,718,654
Financial guarantee liabilities		26,449		12,446
Deposits for letter of guarantees and others		561,664		501,188
Domestic exchange settlement credits		1,338,103		127,562
Foreign exchanges settlement credits		116,226		53,367
Borrowings from other business accounts		5,204		47,707
Other payables from trust accounts		4,430,508		2,791,404
Liability incurred from agency relationships		386,670		488,325
Account for agency businesses		248,257		321,557
Dividend payables		475		476
Other payables from factored receivables		—		40,178
Others		14,171		636

		16,286,578		12,278,613

Other non-financial liabilities
Other payables		842,902		80,167
Unearned revenue		226,096		146,798
Accrued expenses		395,933		257,817
Deferred revenue on credit card points		145,457		123,615
Withholding taxes		140,258		115,092
Insurance liabilities		7,290,844		6,924,699
Separate account liabilities		875,015		860,946
Others		126,658		73,887

		10,043,163		8,583,021

	~~W~~	26,329,741	~~W~~	20,861,634

26. Equity

26.1 Share Capital

Details of share capital and number of issued shares of the Parent Company as of December 31, 2016 and 2015, are as follows:

	2016		2015
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000
Number of issued shares		418,111,537		386,351,693
Share capital[1]	~~W~~	2,090,558	~~W~~	1,931,758

[1]	In millions of Korean won.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Changes in outstanding shares for the years ended December 31, 2016 and 2015, are as follows:

(In number of shares)	2016	2015
Beginning	386,351,693	386,351,693
Increase	31,759,844	—
Decrease	(19,826,100)	—
Ending	398,285,437	386,351,693

26.2 Capital Surplus

Details of capital surplus as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Share premium	~~W~~	13,190,274	~~W~~	12,226,596
Loss on sales of treasury shares		(568,544)		(568,544)
Other capital surplus		4,373,172		4,196,458

	~~W~~	16,994,902	~~W~~	15,854,510

26.3 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Remeasurements of net defined benefit liabilities	~~W~~	(121,055)	~~W~~	(133,876)
Exchange differences on translating foreign operations		53,138		32,990
Change in value of available-for-sale financial assets		601,620		653,130
Change in value of held-to-maturity financial assets		6,447		2,731
Shares of other comprehensive income of associates		(96,174)		(89,081)
Cash flow hedges		(6,075)		(10,173)
Hedges of a net investment in a foreign operation		(32,572)		(25,477)

	~~W~~	405,329	~~W~~	430,244

26.4 Retained Earnings

Details of retained earnings as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Legal reserves[1]	~~W~~	275,860	~~W~~	251,517
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		10,971,368		9,230,592

	~~W~~	12,229,228	~~W~~	10,464,109

[1]	With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

Details of the regulatory reserve for credit losses as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	2,670,478	~~W~~	2,454,463
Non-controlling interests		34,650		28,468

	~~W~~	2,705,128	~~W~~	2,482,931

The adjustments to the regulatory reserve for credit losses for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won, except earnings per share)	2016		2015
Provision(Reversal) of regulatory reserve for credit losses[1]	~~W~~	195,890	~~W~~	(1,889)
Adjusted profit after provision of regulatory reserve for credit losses[2]		1,947,854		1,700,207
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[2]		5,078		4,401
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[2]		5,051		4,381

[1]	Excluding the ~~W~~20,215 million increase in regulatory reserve for the year ended December 31, 2016 for credit losses due to the business combination of Hyundai Securities Co., Ltd..
[2]	Adjusted profit after provision of regulatory reserve for credit losses is not in accordance with Korean IFRS, and calculated with the assumption that provision (reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit.

26.5 Treasury Shares

Changes in treasury shares outstanding for the year ended December 31, 2016, are as follows:

(In number of shares and millions of Korean won)	2016
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares[1]		—		19,826,100		—		19,826,100
Carrying amount[1]	~~W~~	—	~~W~~	721,973	~~W~~	—	~~W~~	721,973

[1]	The Group has entered into a trust agreement with Samsung Securities Co., Ltd. to acquire treasury shares amounting to ~~W~~800,000 million in order to enhance shareholder value.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

27. Net Interest Income

Details of interest income and interest expense for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Interest income
Due from financial institutions	~~W~~	111,433	~~W~~	151,681
Loans		8,905,769		9,102,433
Financial investments
Available-for-sale financial assets		426,762		497,476
Held-to-maturity financial assets		463,200		491,429
Other		114,718		132,804

		10,021,882		10,375,823

Interest expenses
Deposits		2,476,579		3,035,425
Debts		229,475		195,021
Debentures		853,430		866,801
Other		59,869		75,377

		3,619,353		4,172,624

Net interest income	~~W~~	6,402,529	~~W~~	6,203,199

Interest income recognized on impaired loans is ~~W~~60,212 million (2015: ~~W~~73,290 million) for the year ended December 31, 2016. Interest income recognized on impaired financial investments is ~~W~~226 million (2015: ~~W~~235 million) for the year ended December 31, 2016.

28. Net Fee and Commission Income

Details of fee and commission income, and fee and commission expense for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Fee and commission income
Banking activity fees	~~W~~	176,968	~~W~~	168,389
Lending activity fees		79,287		87,790
Credit card related fees and commissions		1,258,704		1,223,221
Debit card related fees and commissions		369,329		340,509
Agent activity fees		172,220		168,135
Trust and other fiduciary fees		219,215		270,664
Fund management related fees		119,745		104,924
Guarantee fees		40,710		30,121
Foreign currency related fees		99,022		97,146
Commissions from transfer agent services		166,371		164,916
Other business account commission on consignment		33,707		30,525
Commissions received on securities business		154,966		88,111
Lease fees		75,737		38,403
Other		184,896		158,241

		3,150,877		2,971,095

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Fee and commission expense
Trading activity related fees[1]		15,555		11,050
Lending activity fees		15,010		20,507
Credit card related fees and commissions		1,209,553		1,093,538
Outsourcing related fees		91,700		87,875
Foreign currency related fees		17,205		12,419
Management fees of written-off loans		4,456		4,065
Other		212,506		206,658

		1,565,985		1,436,112

Net fee and commission income	~~W~~	1,584,892	~~W~~	1,534,983

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

29. Net Gains or Losses on Financial Assets/Liabilities at Fair Value Through Profit or Loss

29.1 Net Gains or Losses on Financial Instruments Held for Trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments held for trading for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	~~W~~	457,570	~~W~~	376,738
Equity securities		120,289		62,326

		577,859		439,064

Derivatives held for trading
Interest rate		1,162,058		1,007,933
Currency		3,751,706		2,326,371
Stock or stock index		899,185		179,570
Credit		52,988		25,402
Commodity		4,284		1,279
Other		4,808		1,752

		5,875,029		3,542,307

Financial liabilities held for trading		100,246		69,844

Other financial instruments		238		2,167

	~~W~~	6,553,372	~~W~~	4,053,382

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities	~~W~~	265,760	~~W~~	65,939
Equity securities		114,052		44,699

		379,812		110,638

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Derivatives held for trading
Interest rate		1,164,423		1,036,573
Currency		3,827,928		2,224,261
Stock or stock index		658,832		269,401
Credit		46,251		21,974
Commodity		3,545		1,127
Other		1,291		339

		5,702,270		3,553,675

Financial liabilities held for trading		99,024		131,125

Other financial instruments		173		2,214

		6,181,279		3,797,652

Net gains or losses on financial instruments held for trading	~~W~~	372,093	~~W~~	255,730

29.2 Net Gains or Losses on Financial Instruments Designated at Fair Value Through Profit or Loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments designated at fair value through profit or loss for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Gains related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	~~W~~	118,721	~~W~~	46,051
Financial liabilities designated at fair value through profit or loss		91,357		188,392

		210,078		234,443

Losses related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		8,447		42,690
Financial liabilities designated at fair value through profit or loss		582,492		87,756

		590,939		130,446

Net gains or losses on financial instruments designated at fair value through profit or loss	~~W~~	(380,861)	~~W~~	103,997

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

30. Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Other operating income
Revenue related to available-for-sale financial assets
Gain on redemption of available-for-sale financial assets	~~W~~	226	~~W~~	312
Gain on sale of available-for-sale financial assets		236,344		404,144
Reversal for impairment on available-for-sale financial assets		328		265
		236,898		404,721

Gain on foreign exchange transactions		3,567,560		2,464,723
Income related to insurance		1,201,352		1,373,373
Dividend income		134,989		96,829
Others		278,827		258,888

		5,419,626		4,598,534

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		—		114
Loss on sale of available-for-sale financial assets		44,360		10,108
Impairment on available-for-sale financial assets		35,216		227,588

		79,576		237,810

Loss on foreign exchanges transactions		3,303,205		2,406,683
Expense related to insurance		1,319,155		1,478,987
Others		1,251,401		1,191,014

		5,953,337		5,314,494

Net other operating expenses	~~W~~	(533,711)	~~W~~	(715,960)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

31. General and Administrative Expenses

31.1 General and Administrative Expenses

Details of general and administrative expenses for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Employee Benefits
Salaries and short-term employee benefits—salaries	~~W~~	1,874,396	~~W~~	1,764,459
Salaries and short-term employee benefits—others		734,119		755,829
Post-employment benefits—defined benefit plans		196,119		186,739
Post-employment benefits—defined contribution plans		9,361		10,262
Termination benefits		903,435		391,549
Share-based payments		38,190		17,429

		3,755,620		3,126,267

Depreciation and amortization		288,620		257,306

Other general and administrative expenses
Rental expense		280,888		273,531
Tax and dues		134,892		142,272
Communication		37,114		37,136
Electricity and utilities		29,921		28,752
Publication		17,300		18,337
Repairs and maintenance		15,722		15,777
Vehicle		9,624		10,291
Travel		8,059		6,784
Training		23,426		23,544
Service fees		129,032		115,919
Electronic data processing expenses		160,863		163,160
Advertising		142,186		124,546
Others		195,444		179,962

		1,184,471		1,140,011

	~~W~~	5,228,711	~~W~~	4,523,584

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

31.2 Share-based Payments

31.2.1 Stock options

There are no stock options outstanding for the year ended December 31, 2016. Changes in the number of granted stock options and the weighted average exercise price for year ended December 31, 2016, were as follows:

(In Korean won, except number of shares)	2015
	Number of granted stock
	Beginning		Expired		Ending		Number of exercisable shares		Exercise price per share		Remaining contractual life(Years)
Series 22		657,498		657,498		—			~~W~~	—	—
Series 23		15,246		15,246		—		—		—	—

		672,744		672,744		—		—

Weighted average exercise price	~~W~~	77,268	~~W~~	77,268	~~W~~	—	~~W~~	—

There is no intrinsic value of the vested stock options as of December 31, 2016.

31.2.2 Stock grants

The Group changed the scheme of share-based payment from stock options to stock grants in November 2007. The stock grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

Details of stock grants linked to long-term performance as of December 31, 2016, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions
KB Financial Group Inc.
Series 4	July 13, 2010	12,429	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,3]
Series 8	Jan. 01, 2012	13,471	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 9	July 17, 2013	13,209	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Series 12	Nov. 21, 2014	32,449	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 14	July 17, 2015	11,363	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Series 15	Jan. 01, 2016	71,088	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Series 16	Mar. 18, 2016	12,162	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Deferred grant in 2013	—	4,009	Satisfied
Deferred grant in 2014	—	10,572	Satisfied
Deferred grant in 2015	—	27,096	Satisfied
Deferred grant in 2016	—	13,304	Satisfied

		221,152

Kookmin Bank
Series 60	Jan. 01, 2015	277,205	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 61	Apr. 14, 2015	8,390	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 62	Jan. 12, 2015	16,505	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 64	July 24, 2015	21,153	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 65	Aug. 26, 2015	13,828	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 66	Nov. 21, 2014	28,392	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 67	Jan. 01, 2016	164,063	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,8]

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Series 68	July 05, 2016	9,621	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,8]
Deferred grant in 2013	—	22,335	Satisfied
Deferred grant in 2014	—	70,766	Satisfied
Deferred grant in 2015	—	88,848	Satisfied

		721,106

Other subsidiaries and associate
Stock granted in 2010	—	2,487	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Stock granted in 2011	—	3,469	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Stock granted in 2012	—	10,224	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Stock granted in 2013	—	31,692	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Stock granted in 2014	—	82,192	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Stock granted in 2015	—	197,609	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Stock granted in 2016	—	183,905	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]

		511,578

		1,453,836

[1]	Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period (Deferred grants are residual shares as of December 31, 2016).
[2]	During the year, executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

[3]	37.5%, 37.5% and 25% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, EPS and qualitative indicators, respectively. 30%, 30% and 40% of the number of certain granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Group and relative TSR, respectively. 40%, 40% and 20% of the number of certain granted shares to be compensated are determined upon the accomplishment of EPS, relative TSR and qualitative indicators, respectively.
[4]	30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Group and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.
[5]	35%, 35% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, EPS and Asset Quality, respectively.
[6]	40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the Performance Results, financial results of the Group and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.
[7]	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and financial results of Kookmin Bank, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.
[8]	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and Evaluation of the Bank president’s performance, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.
[9]	30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 60% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 40% is determined upon the accomplishment of relative TSR. 40%, 30% and 30% of the number of certain granted shares to be compensated are determined upon accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 50% is determined upon the accomplishment of relative TSR. 70% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 30% is determined upon the accomplishment of relative TSR.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Details of stock grants linked to short-term performance as of December 31, 2016, are as follows:

	Grant date	Estimated number of vested shares[1]	Vesting conditions
KB Financial Group Inc.
Stock granted in 2010	Jan. 01, 2010	322	Satisfied
Stock granted in 2011	Jan. 01, 2011	1,728	Satisfied
Stock granted in 2012	Jan. 01, 2012	2,642	Satisfied
Stock granted in 2013	Jan. 01, 2013	6,486	Satisfied
Stock granted in 2014	Jan. 01, 2014	16,231	Satisfied
Stock granted in 2015	Jan. 01, 2015	19,943	Satisfied
Stock granted in 2016	Jan. 01, 2016	21,083	Proportional to service period
Kookmin Bank
Stock granted in 2013	Jan. 01, 2013	33,999	Satisfied
Stock granted in 2014	Jan. 01, 2014	107,427	Satisfied
Stock granted in 2015	Jan. 01, 2015	140,999	Satisfied
Stock granted in 2016	Jan. 01, 2016	133,598	Proportional to service period
Other subsidiaries and associate
Stock granted in 2013	—	3,276	Satisfied
Stock granted in 2014	—	49,780	Satisfied
Stock granted in 2015	—	166,218	Satisfied
Stock granted in 2016	—	153,112	Proportional to service period

[1]	During the year, executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as of December 31, 2016, are as follows:

	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long term performance
(KB Financial Group Inc.)
Series 4	—	1.57	—	34,180~40,662
Series 8	—	1.57	—	34,180~42,824
Series 9	0.00~1.00	1.57	38,111	34,180~42,824
Series 12	0.89~4.00	1.57	48,889	42,003~42,380
Series 14	1.00~6.00	1.57	41,663	41,471~42,380
Series 15	1.00~6.00	1.57	41,552	41,471~42,380
Series 16	1.21~3.00	1.57	42,824	42,295~42,824
Deferred grant in 2013	—	1.57	—	42,824~42,824
Deferred grant in 2014	0.00~1.00	1.57	—	42,680~42,824
Deferred grant in 2015	0.00~6.00	1.57	—	41,471~42,824
Deferred grant in 2016	0.00~7.00	1.57	—	41,367~42,868

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(Kookmin Bank)
Series 60	0.00~7.00	1.57	42,868	41,367 ~ 42,824
Series 61	0.00~3.00	1.57	42,169	42,295 ~ 42,824
Series 62	0.00~3.00	1.57	42,868	42,295 ~ 42,824
Series 64	0.00~5.00	1.57	42,288	41,673 ~ 42,824
Series 65	0.65~4.00	1.57	42,144	42,003 ~ 42,680
Series 66	0.89~3.89	1.57	48,889	41,916 ~ 42,670
Series 67	0.00~6.00	1.57	44,134	41,471 ~ 42,824
Series 68	1.51~5.00	1.58	43,273	41,673 ~ 42,380
Grant deferred in 2013	—	1.57	—	42,824
Grant deferred in 2014	0.00~1.00	1.57	—	42,680 ~ 42,824
Grant deferred in 2015	0.00~4.00	1.57	—	42,003 ~ 42,824
(Other subsidiaries and associate)
Share granted in 2010	0.00~2.00	1.57	—	38,961~42,824
Share granted in 2011	0.00~2.00	1.57	—	40,662~42,824
Share granted in 2012	0.00~2.00	1.57	39,538~39,538	38,111~42,824
Share granted in 2013	0.00~2.00	1.57	34,947~34,947	34,180~42,824
Share granted in 2014	0.00~6.00	1.57	34,612~42,868	34,612~42,868
Share granted in 2015	0.00~7.00	1.57	34,180~42,868	34,180~42,868
Share granted in 2016	0.00~6.00	1.57~1.60	38,680~42,011	41,194~42,416
Linked to short-term performance
(KB Financial Group Inc.)
Share granted in 2010	—	—	—	40,662~40,662
Share granted in 2011	—	—	—	38,111~40,662
Share granted in 2012	—	—	—	34,180~40,662
Share granted in 2013	—	—	—	34,180~42,824
Share granted in 2014	0.00~1.00	1.57	—	34,180~42,824
Share granted in 2015	0.00~7.00	1.57	—	41,367~42,824
Share granted in 2016	1.00~7.00	1.57	—	41,367~42,680
(Kookmin Bank)
Share granted in 2013	—	1.57	—	32,810~42,824
Share granted in 2014	0.00~1.02	1.57	—	37,829~42,872
Share granted in 2015	0.00~6.00	1.57	—	41,471~42,824
Share granted in 2016	1.00~7.00	1.57	—	41,367~42,680
(Other subsidiaries and associate)
Share granted in 2013	—	—	—	42,824~42,824
Share granted in 2014	0.00~1.00	1.57	—	42,680~42,824
Share granted in 2015	0.00~6.00	1.57	—	41,471~42,824
Share granted in 2016	1.00~6.00	1.57	—	41,471~42,680

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price of December 31, 2016, was used for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

As of December 31, 2016 and 2015, the accrued expenses related to share-based payments including share grants amounted to ~~W~~79,742 million and ~~W~~53,678 million, respectively, and the compensation costs from share grants amounting to ~~W~~38,190 million and ~~W~~17,429 million were incurred during the years ended December 31, 2016 and 2015, respectively.

Details of Mileage stock as of December 31, 2016, are as follows:

(in number of shares)	Grant date	Number of granted shares[1]	Expected exercise period (years)[1]	Remaining shares[2]
Stock granted in 2016	Jan. 23, 2016	33,836	0.00~2.06	33,025
	Apr. 29, 2016	66	0.00~2.33	66
	July 07, 2016	280	0.00~2.52	280
	July 18, 2016	767	0.00~2.55	767
	Aug. 03, 2016	120	0.00~2.59	120
	Aug. 17, 2016	66	0.00~2.63	66
	Aug. 30, 2016	256	0.00~2.66	256
	Sept. 06, 2016	373	0.00~2.68	373
	Oct. 07, 2016	105	0.00~2.77	105
	Nov. 01, 2016	118	0.00~2.84	118
	Dec. 07, 2016	44	0.00~2.93	44
	Dec. 08, 2016	23	0.00~2.94	23
	Dec. 15, 2016	12	0.00~2.96	12
	Dec. 20, 2016	309	0.00~2.97	309
	Dec. 28, 2016	45	0.00~2.99	45
	Dec. 30, 2016	210	0.00~3.00	210

		36,630		35,819

[1]	Mileage stock may be exercised after one year from the grant date for two years. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock may still be exercised at the closing price of prior month.
[2]	The remaining shares are assessed based on the stock price as of December 31, 2016. These shares may be exercised immediately at grant date.

The accrued expenses for share-based payments in regards to mileage stock as of December 31, 2016, are ~~W~~1,533 million. The compensation costs amounting to ~~W~~1,563 million were recognized as an expense for the nine-month periods ended December 31, 2016.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

32. Net Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Other non-operating income
Gain on disposal in property and equipment	~~W~~	669	~~W~~	514
Rent received		15,847		24,366
Gains on bargain purchase		628,614		—
Others		100,409		266,278

		745,539		291,158

Other non-operating expenses
Loss on disposal in property and equipment		1,835		1,128
Donation		37,705		47,602
Restoration cost		2,255		514
Others		32,875		101,450

		74,670		150,694

Net other non-operating income	~~W~~	670,869	~~W~~	140,464

33. Income Tax Expense

Income tax expense for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Tax payable
Current tax expense	~~W~~	607,175	~~W~~	342,066
Adjustments recognized in the period for current tax of prior years		27,217		(17,939)

		634,392		324,127

Changes in deferred income tax assets (liabilities)		(201,012)		93,221

Income tax recognized directly in equity
Exchange difference in foreign operation		(11,338)		—
Remeasurements of net defined benefit liabilities		(4,093)		7,363
Change in value of available-for-sale financial assets		20,754		5,177
Change in value of held-to-maturity financial assets		(1,186)		349
Share of other comprehensive loss of associates		116		(816)
Cash flow hedges		(1,423)		(486)
Hedges of a net investment in a foreign operation		2,265		8,134

		5,095		19,721

Others		—		320

Tax expense	~~W~~	438,475	~~W~~	437,389

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2016 and 2015, follows:

(In millions of Korean won)	2016			2015
	Tax rate (%)	Amount		Tax rate (%)	Amount
Net profit before income tax		~~W~~	2,628,655		~~W~~	2,164,695

Tax at the applicable tax rate[1]	24.18		635,673	24.18		523,394
Non-taxable income	(7.15)		(188,062)	(3.92)		(84,835)
Non-deductible expense	0.64		16,711	0.75		16,186
Tax credit and tax exemption	(0.04)		(1,079)	(0.02)		(427)
Temporary difference for which no deferred tax is recognized	0.10		2,749	0.27		5,772
Deferred tax relating to changes in recognition and measurement	(0.03)		(828)	(0.01)		(251)
Income tax refund for tax of prior years	(0.48)		(12,612)	(0.92)		(19,894)
Income tax expense of overseas branch	0.13		3,447	0.18		3,827
Effects from change in tax rate	(0.03)		(739)	(0.03)		(671)
Others	(0.64)		(16,785)	(0.26)		(5,712)

Average effective tax rate and tax expense	16.68	~~W~~	438,475	20.21	~~W~~	437,389

[1]	Applicable income tax rate for ~~W~~200 million and below is 11%, for ~~W~~200 million to ~~W~~20 billion is 22% and for over ~~W~~20 billion is 24.2% as of December 31, 2016 and 2015.

Details of current tax assets (income tax refund receivables) and current tax liabilities (income tax payables), as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
Income tax refund receivables[1]	~~W~~	(226,560)	~~W~~	226,560	~~W~~	—
Income tax payables		668,372		(226,560)		441,812

(In millions of Korean won)	2015
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
Income tax refund receivables[1]	~~W~~	(309,168)	~~W~~	309,168	~~W~~	—
Income tax payables		340,088		(309,168)		30,920

[1]	Excludes current tax assets of ~~W~~65,738 million (2015: ~~W~~18,525 million) by uncertain tax position and others, which do not qualify for offsetting.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

34. Dividends

The dividends paid to the shareholders of the Parent Company in 2016 and 2015 were ~~W~~378,625 million (~~W~~980 per share) and ~~W~~301,354 million (~~W~~780 per share), respectively. The dividends to the shareholders of the Parent Company in respect of the year ended December 31, 2016, of ~~W~~1,250 per share, amounting to total dividends of ~~W~~497,969 million, is to be proposed at the annual general shareholders’ meeting on March 24, 2017. The Group’s consolidated financial statements as of December 31, 2015, do not reflect this dividend payable.

35. Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(133,876)	~~W~~	16,914	~~W~~	—	~~W~~	(4,093)	~~W~~	(121,055)
Exchange differences on translating foreign operations		32,990		31,486		—		(11,338)		53,138
Change in value of available-for-sale financial assets		653,130		30,877		(103,141)		20,754		601,620
Change in value of held-to-maturity financial assets		2,731		(1,448)		6,350		(1,186)		6,447
Shares of other comprehensive income of associates		(89,081)		(7,209)		—		116		(96,174)
Cash flow hedges		(10,173)		16,238		(10,717)		(1,423)		(6,075)
Hedges of a net investment in a foreign operation		(25,477)		(9,360)		—		2,265		(32,572)

	~~W~~	430,244	~~W~~	77,498	~~W~~	(107,508)	~~W~~	5,095	~~W~~	405,329

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(110,814)	~~W~~	(30,425)	~~W~~	—	~~W~~	7,363	~~W~~	(133,876)
Exchange differences on translating foreign operations		(12,153)		45,143		—		—		32,990
Change in value of available-for-sale financial assets		680,900		209,815		(242,762)		5,177		653,130
Change in value of held-to-maturity financial assets		3,823		(1,441)		—		349		2,731
Shares of other comprehensive income of associates		(89,303)		1,038		—		(816)		(89,081)
Cash flow hedges		(10,774)		23,205		(22,118)		(486)		(10,173)
Hedges of a net investment in a foreign operation		—		(33,611)		—		8,134		(25,477)

	~~W~~	461,679	~~W~~	213,724	~~W~~	(264,880)	~~W~~	19,721	~~W~~	430,244

36. Earnings per Share

36.1 Basic Earnings Per Share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the years ended December 31, 2016 and 2015.

Weighted average number of ordinary shares outstanding:

(In number of shares)	2016	2015
Beginning (A)	386,351,693	386,351,693
Issue of ordinary shares related to business combination (B)	6,421,389	—
Acquisition of treasury shares (C)	(9,153,437)	—

Weighted average number of ordinary shares outstanding (D=A+B+C)	383,619,645	386,351,693

Basic earnings per share:

(In Korean won and in number of shares)	2016		2015
Profit attributable to ordinary shares (D)	~~W~~	2,143,744,271,801	~~W~~	1,698,317,850,139
Weighted average number of ordinary shares outstanding (E)		383,619,645		386,351,693
Basic earnings per share (F = D / E)	~~W~~	5,588	~~W~~	4,396

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

36.2 Diluted Earnings per Share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include stock grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of stock grants.

Adjusted profit for diluted earnings per share for the years ended December 31, 2016 and 2015, are as follows:

(In Korean won)	2016		2015
Profit attributable to ordinary shares	~~W~~	2,143,744,271,801	~~W~~	1,698,317,850,139
Adjustment		—		—

Adjusted profit for diluted earnings	~~W~~	2,143,744,271,801	~~W~~	1,698,317,850,139

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share for the years ended December 31, 2016 and 2015, are as follows:

(In number of shares)	2016	2015
Weighted average number of ordinary shares outstanding	383,619,645	386,351,693
Adjustment:
Stock grants	2,013,044	1,741,558
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	385,632,689	388,093,251

Diluted earnings per share for the years ended December 31, 2016 and 2015, are as follows:

(in Korean won and in number of shares)	2016		2015
Adjusted profit for diluted earnings per share	~~W~~	2,143,744,271,801	~~W~~	1,698,317,850,139
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		385,632,689		388,093,251
Diluted earnings per share	~~W~~	5,559	~~W~~	4,376

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

37. Insurance Contracts

37.1 Insurance Liabilities

Details of insurance liabilities presented within other liabilities as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Individual insurance
Pure endowment insurance	~~W~~	5,150,946	~~W~~	4,840,555
Death insurance		243,008		156,179
Joint insurance		1,872,706		1,906,777
Group insurance		2,147		1,895
Others		22,037		19,293

	~~W~~	7,290,844	~~W~~	6,924,699

The changes in insurance liabilities for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Individual insurance						Group insurance		Others[1]		Total
	Pure endowment insurance		Death insurance		Joint insurance
Beginning	~~W~~	4,840,555	~~W~~	156,179	~~W~~	1,906,777	~~W~~	1,895	~~W~~	19,293	~~W~~	6,924,699
Provision		310,391		86,829		(34,071)		252		2,744		366,145

Ending	~~W~~	5,150,946	~~W~~	243,008	~~W~~	1,872,706	~~W~~	2,147	~~W~~	22,037	~~W~~	7,290,844

(In millions of Korean won)	2015
	Individual insurance						Group insurance		Others[1]		Total
	Pure endowment insurance		Death insurance		Joint insurance
Beginning	~~W~~	4,334,823	~~W~~	112,858	~~W~~	1,800,468	~~W~~	1,417	~~W~~	15,632	~~W~~	6,265,198
Provision(Reversal)		505,732		43,321		106,309		478		3,661		659,501

Ending	~~W~~	4,840,555	~~W~~	156,179	~~W~~	1,906,777	~~W~~	1,895	~~W~~	19,293	~~W~~	6,924,699

[1]	Consists of policyholders’ profit dividend reserve, reserve for compensation for losses on dividend-paying insurance contracts and others.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

37.2 Insurance Assets

Details of insurance assets presented within other assets as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Reinsurance assets	~~W~~	5,995	~~W~~	5,844
Deferred acquisition costs		122,151		106,645

	~~W~~	128,146	~~W~~	112,489

The changes in reinsurance assets for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Beginning	~~W~~	5,844	~~W~~	4,482
Increase		151		1,362

Ending	~~W~~	5,995	~~W~~	5,844

The changes in deferred acquisition costs for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Beginning	~~W~~	106,645	~~W~~	123,011
Increase		116,433		58,732
Amortization		(100,927)		(75,098)

Ending	~~W~~	122,151	~~W~~	106,645

37.3 Insurance Premiums and Reinsurance

Details of insurance premiums for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	~~W~~	716,015	~~W~~	152,418	~~W~~	285,891	~~W~~	7,356	~~W~~	28,742	~~W~~	1,190,422
Reinsurance premiums paid		(470)		(2,409)		(369)		(2,472)		(6,566)		(12,286)

Net premiums earned	~~W~~	715,545	~~W~~	150,009	~~W~~	285,522	~~W~~	4,884	~~W~~	22,176	~~W~~	1,178,136

(In millions of Korean won)	2015
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	~~W~~	870,915	~~W~~	82,390	~~W~~	367,181	~~W~~	5,898	~~W~~	36,621	~~W~~	1,363,005
Reinsurance premiums paid		(459)		(2,656)		(360)		(2,198)		(7,084)		(12,757)

Net premiums earned	~~W~~	870,456	~~W~~	79,734	~~W~~	366,821	~~W~~	3,700	~~W~~	29,537	~~W~~	1,350,248

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Details of reinsurance transactions for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims recovered		Reinsurance commission		Total
Individual	~~W~~	3,248	~~W~~	2,287	~~W~~	806	~~W~~	3,093
Group		2,472		2,705		—		2,705
Others		6,566		5,132		—		5,132

	~~W~~	12,286	~~W~~	10,124	~~W~~	806	~~W~~	10,930

(In millions of Korean won)	2015
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims recovered		Reinsurance commission		Total
Individual	~~W~~	3,475	~~W~~	1,913	~~W~~	793	~~W~~	2,706
Group		2,198		2,159		9		2,168
Others		7,084		5,494		—		5,494

	~~W~~	12,757	~~W~~	9,566	~~W~~	802	~~W~~	10,368

Insurance expenses for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	~~W~~	8,852	~~W~~	2,770	~~W~~	137,417	~~W~~	4,999	~~W~~	4,751	~~W~~	158,789
Dividend expense		893		16		1		—		—		910
Refund expense		458,000		19,302		212,231		674		—		690,207
Provision		310,391		86,829		(34,071)		252		2,744		366,145

		778,136		108,917		315,578		5,925		7,495		1,216,051

Reinsurance claims		(133)		(1,978)		(176)		(2,705)		(5,132)		(10,124)

Net insurance expense	~~W~~	778,003	~~W~~	106,939	~~W~~	315,402	~~W~~	3,220	~~W~~	2,363	~~W~~	1,205,927

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	~~W~~	10,395	~~W~~	2,298	~~W~~	78,723	~~W~~	4,426	~~W~~	4,740	~~W~~	100,582
Dividend expense		581		25		1		—		—		607
Refund expense		415,202		11,629		207,052		285		—		634,168
Provision		505,732		43,321		106,309		478		3,661		659,501

		931,910		57,273		392,085		5,189		8,401		1,394,858

Reinsurance claims		(251)		(1,620)		(43)		(2,158)		(5,494)		(9,566)

Net insurance expense	~~W~~	931,659	~~W~~	55,653	~~W~~	392,042	~~W~~	3,031	~~W~~	2,907	~~W~~	1,385,292

37.4 Insurance Risk

Summary of insurance risk

Insurance risk is the risk of loss arising from the actual risk at the time of claims exceeding the estimated risk at the time of underwriting. Insurance risk is classified by insurance price risk and policy reserve risk.

Insurance price risk is the risk of loss arising from differences between premiums from policyholders and actual claims paid.

Policy reserve risk is the risk of loss arising from differences between policy reserves the Group holds and actual claims to be paid.

Concentration of insurance risk and reinsurance policy

The Group uses reinsurance with the intent to expand the ability of underwriting insurance contracts through mitigating the exposure to insurance risk, and generates synergy by joint development of products, management discipline and collecting information on foreign markets.

The Group cedes reinsurance for mortality, illness and other risks arising from insurance contracts where the Group has little experience for a necessary period of time required to accumulate experience.

The Group’s reinsurance is ceded through the following process:

i.	In the decision-making process of launching a new product, the Group makes a decision on ceding reinsurance. Subsequently, a reinsurer is selected through bidding, agreements with the relevant departments and final approval by the executive management.

ii.	The reinsurance department analyzes the object of reinsurance, the maximum limit of reinsurance and the loss ratio with the relevant departments.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The characteristic and exposure of insurance price risk

The insurance risk of a life insurance company is measured by insurance price risk. As the life insurance coverage is in the form of a fixed payment, the fluctuation of policy reserve is small and the period from insured event to claims payment is not long. The policy reserve risk is managed by assessments of adequacy of the policy reserve.

The Group measures the exposure of insurance price risk as the shortfall of the risk premiums received compared to the claims paid on all insurance contracts for the last one year preceding the reporting date.

The maximum exposure of premium risk as of December 31, 2016 and 2015, follows:

(In millions of Korean won)	2016
	Before reinsurance mitigation		After reinsurance mitigation
Mortality	~~W~~	13,662	~~W~~	9,272
Disability		1,341		947
Hospitalization		1,022		777
Operation and diagnosis		2,341		1,856
Actual losses for medical expense		468		299
Others		581		544

	~~W~~	19,415	~~W~~	13,695

(In millions of Korean won)	2015
	Before reinsurance mitigation		After reinsurance mitigation
Mortality	~~W~~	11,769	~~W~~	7,510
Disability		1,245		854
Hospitalization		817		546
Operation and diagnosis		1,699		1,174
Actual losses for medical expense		310		123
Others		421		380

	~~W~~	16,261	~~W~~	10,587

Average ratios of claims paid per risk premium received on the basis of exposure before mitigation for the past three years as of December 31, 2016 and 2015, were 69% and 69%, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The exposure of market risk arising from embedded derivatives included in host insurance contracts as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016				2015
	Policyholders reserve[1]		Guarantee reserve		Policyholders reserve[1]		Guarantee reserve
Variable annuity	~~W~~	491,137	~~W~~	3,702	~~W~~	518,849	~~W~~	5,572
Variable universal		105,218		4,855		104,816		2,247
Variable saving		256,262		179		214,779		151

	~~W~~	852,617	~~W~~	8,736	~~W~~	838,444	~~W~~	7,970

[1]	Excluding the amount of the lapsed reserve

Premium reserves and unearned premium reserves classified based on each residual maturity as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Less than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 years or more		Total
Premium reserves	~~W~~	730,903	~~W~~	597,166	~~W~~	1,207,513	~~W~~	558,322	~~W~~	348,269	~~W~~	3,719,525	~~W~~	7,161,698
Unearned premium reserves		803		—		1		1		—		64		869

(In millions of Korean won)	2015
	Less than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 years or more		Total
Premium reserves	~~W~~	493,888	~~W~~	737,423	~~W~~	1,248,613	~~W~~	498,641	~~W~~	359,802	~~W~~	3,485,061	~~W~~	6,823,428
Unearned premium reserves		638		—		1		1		1		16		657

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

38. Trust Accounts

Financial information of the trust accounts that Kookmin Bank manages as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016				2015
	Total assets		Operating revenues		Total assets		Operating revenues
Consolidated	~~W~~	3,978,501	~~W~~	120,348	~~W~~	3,754,063	~~W~~	125,392
Unconsolidated		43,653,701		1,132,375		34,216,814		1,334,526

	~~W~~	47,632,202	~~W~~	1,252,723	~~W~~	37,970,877	~~W~~	1,459,918

[1]	Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

Significant transactions between the Group and the trust accounts for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Revenues
Fees and commissions from trust accounts	~~W~~	219,215	~~W~~	270,664
Interest income from loans on trust accounts		1,083		3,126
Commissions from early termination in trust accounts		65		171

	~~W~~	220,363	~~W~~	273,961

Expenses
Interest expenses due to trust accounts	~~W~~	37,750	~~W~~	48,293

Receivables
Accrued trust fees	~~W~~	31,188	~~W~~	50,336
Due from trust accounts		9,351		29,186

	~~W~~	40,539	~~W~~	79,522

Payables
Due to trust accounts	~~W~~	4,430,508	~~W~~	2,791,404
Accrued interest on due to trust accounts		6,767		6,354

	~~W~~	4,437,275	~~W~~	2,797,758

39. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Cash	~~W~~	2,158,268	~~W~~	2,074,357
Checks with other banks		400,422		396,955
Due from Bank of Korea		7,676,491		6,791,990
Due from other financial institutions		7,649,682		7,052,764

		17,884,863		16,316,066

Restricted cash from financial institutions		(9,301,946)		(7,124,241)
Due from financial institutions with original maturities over three months		(1,168,081)		(1,733,906)

		(10,470,027)		(8,858,147)

	~~W~~	7,414,836	~~W~~	7,457,919

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Significant non-cash transactions for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Decrease in loans due to the write-offs	~~W~~	1,399,315	~~W~~	1,418,960
Changes in accumulated other comprehensive income due to valuation of financial investments		(47,871)		(28,969)
Decrease in accumulated other comprehensive income from measurement of investment securities in associates		(7,093)		222
Change in shares of investment in associate due to Hyundai Securities Co., Ltd.’s inclusion of the consolidation scope		(1,459,604)		—
Increase in financial investments due to debt-for-equity swap with Taihan Electric Wire Co., Ltd.		—		14,729

Cash inflows and outflows from income tax, interests and dividends for the year December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Activity	2016		2015
Income tax paid	Operating	~~W~~	231,786	~~W~~	218,215
Interest received	Operating		10,208,678		10,976,847
Interest paid	Operating		3,707,653		4,569,076
Dividends received	Operating		132,654		160,562
Dividends paid	Financing		378,625		301,354

40. Contingent Liabilities and Commitments

Details of payment guarantees as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Confirmed payment guarantees
Confirmed payment guarantees in Korean won
Payment guarantees for KB purchasing loan	~~W~~	329,051	~~W~~	422,316
Other payment guarantees		858,951		609,034

		1,188,002		1,031,350

Confirmed payment guarantees in foreign currency
Acceptances of letter of credit		234,125		250,647
Letter of guarantees		64,189		51,500
Bid bond		64,242		62,402
Performance bond		703,076		1,006,304
Refund guarantees		1,689,343		1,924,030
Other payment guarantees in foreign currency		1,593,770		1,444,618

		4,348,745		4,739,501

Financial guarantees
Guarantees for Debenture-Issuing		31,000		51,200
Payment guarantees for mortgage		25,994		27,805
Overseas debt guarantees		272,255		374,769
International financing guarantees in foreign currencies		52,961		11,893

Other financing payment guarantees		334		6,897

		382,544		472,564

		5,919,291		6,243,415

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,068,105		2,142,496
Refund guarantees		217,272		1,019,116

		2,285,377		3,161,612

	~~W~~	8,204,668	~~W~~	9,405,027

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Acceptances and guarantees by counterparty as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	~~W~~	5,129,393	~~W~~	1,644,556	~~W~~	6,773,949	82.56
Small companies		623,424		479,514		1,102,938	13.44
Public and others		166,474		161,307		327,781	4.00

	~~W~~	5,919,291	~~W~~	2,285,377	~~W~~	8,204,668	100.00

(In millions of Korean won)	2015
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	~~W~~	5,238,851	~~W~~	2,489,134	~~W~~	7,727,985	82.17
Small companies		833,355		517,703		1,351,058	14.37
Public and others		171,209		154,775		325,984	3.46

	~~W~~	6,243,415	~~W~~	3,161,612	~~W~~	9,405,027	100.00

Acceptances and guarantees by industry as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	~~W~~	74,282	~~W~~	3,710	~~W~~	77,992	0.95
Manufacturing		3,315,257		1,141,571		4,456,828	54.32
Service		765,051		63,847		828,898	10.10
Whole sale & Retail		1,171,151		779,163		1,950,314	23.77
Construction		509,329		129,111		638,440	7.78
Public sector		82,646		92,445		175,091	2.13
Others		1,575		75,530		77,105	0.95

	~~W~~	5,919,291	~~W~~	2,285,377	~~W~~	8,204,668	100.00

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	~~W~~	114,926	~~W~~	3,664	~~W~~	118,590	1.26
Manufacturing		3,559,955		1,934,904		5,494,859	58.42
Service		584,333		68,494		652,827	6.94
Whole sale & Retail		1,285,101		796,109		2,081,210	22.13
Construction		606,099		200,976		807,075	8.58
Public sector		73,160		106,288		179,448	1.91
Others		19,841		51,177		71,018	0.76

	~~W~~	6,243,415	~~W~~	3,161,612	~~W~~	9,405,027	100.00

Commitments as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Commitments
Corporate loan commitments	~~W~~	35,723,627	~~W~~	39,133,379
Retail loan commitments		15,789,809		15,160,930
Credit line on credit cards		43,937,899		41,439,061
Purchase of other security investment and others		1,554,221		1,869,533

		97,005,556		97,602,903

Financial Guarantees
Credit line		3,334,648		3,449,749
Purchase of security investment		1,029,100		98,700

		4,363,748		3,548,449

	~~W~~	101,369,304	~~W~~	101,151,352

Other Matters (including litigation)

a)	The Group has filed 128 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ~~W~~487,992 million, and faces 323 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~447,076 million, which arose in the normal course of the business and are still pending as of December 31, 2016.

b)	The face value of the securities which Kookmin Bank sold to general customers through the bank tellers amounts to ~~W~~5,731 million and ~~W~~11,254 million as of December 31, 2016 and 2015, respectively.

c)	While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, the KB Kookmin Card received a notification from the Financial Services Commission that the KB Kookmin Card is subject to a temporary three-month operating suspension as of February 16, 2014. In respect of the incident, the Group faces 125 legal claims filed as the defendant, with an aggregate claim of ~~W~~10,300 million as of December 31, 2016. A provision liability of ~~W~~9,549 million has been recognized for these pending lawsuits. KB Kookmin Card has entered into a privacy liability insurance as of December 31, 2016. Therefore, the amounts of receivables guaranteed in case of the legal obligation of payment levied are ~~W~~3,500 million for the lawsuits stated above. In addition, the additional lawsuits may be filed against the Group. Meanwhile, the final outcome of the cases cannot be reasonably ascertained.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

41. Subsidiaries

Details of subsidiaries as of December 31, 2016, are as follows:

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card and installment finance
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Security investment trust management and advisory
	KB Capital Co., Ltd.	52.02	Korea	Dec. 31	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Capital investment
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	Korea	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
KB Securities Co., Ltd.	Hyundai Savings Bank	100.00	Korea	Dec. 31	Savings banking
	Hyundai Asset Management Co.,Ltd.	100.00	Korea	Dec. 31	Collective investment
	KBFG Securities America Inc.	100.00	United States of America	Dec. 31	Investment advisory and securities dealing activities
	KB Securities Hong Kong Ltd.	100.00	Hong Kong	Dec. 31	Investment advisory and securities dealing activities
KB Asset Management Co., Ltd.	Boyoung Construction[4]	—	Korea	Dec. 31	Construction
Kookmin Bank	Samho Kyungwon Co., Ltd. and 15 others[2]	—	Korea and others	Dec. 31	Asset-backed securitization and others
KB Kookmin Card Co., Ltd.	KB Kookmin Card Second Securitization Co., Ltd., and 13 others[2]	0.5	Korea	Dec. 31	Asset-backed securitization

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

KB Securities Co., Ltd.	Dongbuka No.41 Ship Investment Company	99.99	Korea	Dec. 31	Other financial business
	Able Ocean Co., Ltd. and 52 others[2]	—	Korea	Dec. 31	Asset-backed securitization
Kookmin Bank, KB Investment Co., Ltd.	KB12-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB Start-up Creation Fund	62.50	Korea	Dec. 31	Capital investment
KB Investment Co., Ltd.	09-5 KB Venture Fund[5]	33.33	Korea	Dec. 31	Capital investment
	KoFC-KB Pioneer Champ No.2010-8 Investment Partnership	50.00	Korea	Dec. 31	Capital investment
	2011 KIF-KB IT Venture Fund[5]	43.33	Korea	Dec. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund[5]	33.33	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB Intellectual Property Fund[5]	34.00	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance, KB Investment Co., Ltd.	KB High-tech Company Investment Fund	86.00	Korea	Dec. 31	Capital investment
Kookmin Bank	KB Haeoreum private securities investment trust 26(Bond) and 6 others	100.00	Korea	Dec. 31	Private equity fund
	KB Haeoreum private securities investment trust 45(Bond)[3]	33.00	Korea	Dec. 31	Private equity fund
KB Life Insurance Co., Ltd.	KB Haeoreum Private Securities Investment Trust 1st and 3 others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank	Hanbando BTL Private Special Asset Fund 1st3	39.74	Korea	Dec. 31	Capital investment
	KB Evergreen bond fund No.98 (Hedge Fund) [3]	41.18	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance Co., Ltd.	KB Hope Sharing BTL Private Special Asset[3]	40.00	Korea	Dec. 31	Capital investment
	KB Mezzanine Private Securities Fund 2nd.(Mixed)[3]	40.74	Korea	Dec. 31	Capital investment
	KB Senior Loan Private Fund[3]	28.70	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance Co., Ltd., KB Securities Co., Ltd. , KB Real Estate Trust Co., Ltd.	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00	Korea	Dec. 31	Investment trust

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

KB Securities Co., Ltd.	KB Vintage 16 Private Securities Investment Trust 1st 3	38.46	Korea	Dec. 31	Capital investment
	Jueun Power Middle 7 and 6 others	100.00	Korea	Dec. 31	Capital investment
	Hyundai You First Private Real Estate Investment Trust No. 1	60.00	Korea	Dec. 31	Capital investment
	Hyundai Smart Index Alpha Securities Feeder Inv Trust 1	97.72	Korea	Dec. 31	Capital investment
	Hyundai Trust Securities Feeder Investment Trust No.1- Bond	99.88	Korea	Dec. 31	Capital investment
	Hyundai Strong Korea Equity Trust No.1	99.58	Korea	Dec. 31	Capital investment
	Hyundai Kidzania Equity Feeder Trust No.1	74.16	Korea	Dec. 31	Capital investment
	Hyundai Value Plus Equity Feeder Trust No.1	99.47	Korea	Dec. 31	Capital investment
	Hyundai Strong-small Corporate Trust No.1	81.33	Korea	Dec. 31	Capital investment
	JB New Jersey Private Real Estate Investment Trust No. 1	98.15	Korea	Dec. 31	Capital investment
	Hyundai Dynamic Mix Secruticies Feeder Investment Trust	99.97	Korea	Dec. 31	Capital investment
	Hyudai China Index Plus Securities Investment Trust1	70.13	Korea	Dec. 31	Capital investment
	Aquila Global Real Assets Fund No.1 LP	99.96	Cayman islands	Dec. 31	Capital investment
	Hyundai Kon-tiki Specialized Privately Placed Fund	50.00	Korea	Dec. 31	Capital investment
	Hyundai You First Private Real Estate Investment Trust No. 15[3]	35.00	Korea	Dec. 31	Capital investment
KB Securities Co., Ltd. and KB Asset Management Co., Ltd.	KB Star Fund_KB Value Focus Korea Equity	91.08	Luxembourg	Dec. 31	Capital investment
KB Securities Co., Ltd. and Others	Able Quant Asia Pacific Feeder Fund(T.E.) Limited	100.00	Cayman islands	Dec. 31	Capital investment
KB Kookmin Card Co., Ltd.	Heungkuk Life Insurance Money Market Trust	100.00	Korea	Dec. 31	Trust asset management
KB Asset Management Co., Ltd.	KB Wellyan Private Equity Real Estate Fund No. 6	100.00	Korea	Dec. 31	Capital investment
	KB Wellyan Private Equity Real Estate Fund No. 7	99.54	Korea	Dec. 31	Capital investment
KB Investment Co., Ltd., KB life Insurance Co., Ltd.	KB-Solidus Global Healthcare Fund[5]	36.66	Korea	Dec. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Retail Private Master Real Estate 1st [6]	48.98	Korea	Dec. 31	Capital investment
	KB Star Office Private Real Estate Investment Trust 2nd6	44.44	Korea	Dec. 31	Capital investment
Able Quant Asia Pacific Feeder Fund(T.E.) Limited	Able Quant Asia Pacific Master Fund Limited	100.00	Cayman islands	Dec. 31	Capital investment
KBFG Securities America Inc. and others	Global Investment Opportunity Limited	100.00	Malaysia	Dec. 31	Finance and Real Estate Activities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Hyundai Smart Index Alpha Securities Feeder Inv Trust 1	Hyundai Smart Index Alpha Securities Master Investment Trust	99.46	Korea	Dec. 31	Capital investment
Hyundai Trust Securities Feeder Investment Trust No.1- Bond	Hyundai Trust Securities Master Investment Trust—Bond	92.97	Korea	Dec. 31	Capital investment
Hyundai Dynamic Mix Secruticies Feeder Investment Trust	Hyundai Dynamic Mix Secruticies Master Investment Trust	98.95	Korea	Dec. 31	Capital investment
Hyundai Value Plus Securities Feeder Investment Trust 1 and others	Hyundai Value Plus Securities Master Investment Trust	100.00	Korea	Dec. 31	Capital investment
Hyundai Quant Long Short Securities Feeder Investment Trust	Hyundai Quant Long Short Securities Master Investment Trust	100.00	Korea	Dec. 31	Capital investment
Aquila Global Real Assets Fund No.1 LP	AGRAF Real Estate No.1, Senningerberg	100.00	Luxembourg	Dec. 31	Asset-backed securitization
AGRAF Real Estate No.1, Senningerberg	AGRAF Real Estate Holding No.1, Senningerberg	100.00	Luxembourg	Dec. 31	Asset-backed securitization
AGRAF Real Estate Holding No.1, Senningerberg	Vierte CasaLog GmbH & Co. KG and 2 others	94.90	Germany	Dec. 31	Real Estate Activities
KB Securities Hong Kong Ltd.	KB Asset Management Singapore PTE., Ltd. and other	100.00	Singapore	Dec. 31	Collective investment and others
JB New Jersey Private Real Estate Investment Trust No. 1	ABLE NJ DSM INVESTMENT REIT	99.18	United States of America	Dec. 31	Real Estate Activities
ABLE NJ DSM INVESTMENT REIT	ABLE NJ DSM, LLC	100.00	United States of America	Dec. 31	Real Estate Activities
Heungkuk Global Highclass Private Real Estate Trust 23	HYUNDAI ABLE INVESTMENT REIT	99.90	United States of America	Dec. 31	Real Estate Activities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

HYUNDAI ABLE INVESTMENT REIT	HYUNDAI ABLE PATRIOTS PARK, LLC	100.00	United States of America	Dec. 31	Real Estate Activities
Ocean Able Ltd.	Hyundai Ocean Star Ship Private 2	100.00	Korea	Dec. 31	Capital investment
Dongbuka No.41 Ship Investment Company	WISDOM SHAPLEY 41 SHIPPING S.A. and other	100.00	Panama	Dec. 31	Renting of Transport Equipment
Kookmin Bank	Personal pension trusts and 10 other trusts[1]	—	Korea	Dec. 31	Trust

[1]	The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.
[2]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls these investees as it has power over relevant activities in case of default; is significantly exposed to variable returns by providing lines of credit or ABCP purchase commitments or due to acquisition of subordinated debt; and has ability to affect those returns through its power.
[3]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by managing the fund; has significant percentage of ownership; is significantly exposed to variable returns which is affected by the performance of the investees; and has ability to affect the performance through its power.
[4]	Boyoung Construction is included in the consolidation scope as KB Wellyan Private Equity Real Estate Fund No. 7 is included in the consolidation scope.
[5]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by taking the role of an operating manager and it is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect the performance through its power.
[6]	KB Star Retail Private Master Real Estate 1st and KB Star Office Private Real Estate Investment Trust 2nd are included in the consolidation scope as KB Wise Star Private Real Estate Feeder Fund 1st is included in the consolidation scope.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

The condensed financial information of major subsidiaries as of December 31, 2016 and 2015, is as follows:

(In millions of Korean won)	2016
	Assets		Liabilities		Equity		Operating income (revenue)		Profit(loss) for the period		Total compre- hensive income for the period
Kookmin Bank[1]	~~W~~	307,066,370	~~W~~	283,741,368	~~W~~	23,325,002	~~W~~	17,866,478	~~W~~	964,256	~~W~~	958,312
KB Securities Co., Ltd. [1,2,3]		32,382,795		28,198,439		4,184,356		2,444,185		(93,428)		(65,689)
KB Kookmin Card Co., Ltd.[1]		15,772,036		11,807,038		3,964,998		3,017,568		317,103		331,023
KB Life Insurance Co., Ltd.[1]		8,887,413		8,337,849		549,564		1,480,979		12,714		(33,269)
KB Asset Management Co., Ltd.[1]		170,781		16,605		154,176		127,435		58,756		57,503
KB Capital Co.,Ltd.[2]		7,428,372		6,640,305		788,067		473,253		96,785		96,740
KB Savings Bank Co., Ltd.		1,078,130		895,921		182,209		65,938		10,319		9,897
KB Real Estate Trust Co., Ltd.		216,687		33,713		182,974		65,230		29,270		29,636
KB Investment Co., Ltd.[1]		315,878		168,491		147,387		49,425		6,170		2,388
KB Credit Information Co., Ltd.		27,973		7,647		20,326		37,271		43		126
KB Data System Co., Ltd.		27,037		12,655		14,382		76,394		613		722

(In millions of Korean won)	2015
	Assets		Liabilities		Equity		Operating income (revenue)		Profit(loss) for the period		Total compre- hensive income for the period
Kookmin Bank [1]	~~W~~	290,277,907	~~W~~	267,530,696	~~W~~	22,747,211	~~W~~	16,367,176	~~W~~	1,107,238	~~W~~	1,037,234
KB Kookmin Card Co., Ltd. [1]		16,141,810		12,307,827		3,833,983		2,994,808		355,020		353,528
KB Investment & Securities Co., Ltd. [1,2]		6,118,251		5,495,285		622,966		921,883		47,118		46,225
KB Life Insurance Co., Ltd. [1]		8,516,783		7,933,950		582,833		1,626,245		10,563		(892)
KB Asset Management Co., Ltd. [1]		228,011		81,338		146,673		115,748		24,581		24,734
KB Capital Co., Ltd.[2]		5,563,402		5,003,278		560,124		359,986		60,419		60,778

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

KB Savings Bank Co., Ltd.	856,516	684,204	172,312	67,629	20,644	19,518
KB Real Estate Trust Co., Ltd.	223,820	20,482	203,338	55,719	20,289	19,380
KB Investment Co., Ltd. [1]	276,798	130,999	145,799	40,557	8,387	11,015
KB Credit Information Co., Ltd.	28,533	8,332	20,201	40,807	(578)	(649)
KB Data System Co., Ltd.	28,388	14,728	13,660	57,434	(140)	(863)

[1]	Financial information is based on its consolidated financial statements.
[2]	The amount includes the fair value adjustments due to the merger.
[3]	Profit(loss) is based on the amount after Hyundai Securities Co., Ltd. is included in the consolidation scope (October 2016).

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements to provide financial support to a consolidated structured entity

•	The Group has provided payment guarantees of ~~W~~1,595,200 million to Growth Investment First Co., Ltd. and other subsidiaries that issued debentures.

•	The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and 9 other subsidiaries. The unexecuted amount of the investment agreement is ~~W~~458,490 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

•	The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Changes in subsidiaries

The subsidiaries newly included in consolidation during the year ended December 31, 2016, are as follows:

Company	Description
KB High-tech Company Investment Fund	Holds over than a majority of the ownership interests
KB Star Fund_KB Value Focus Korea Equity
Heungkuk Life Insurance Money Market Trust
Hyundai Savings Bank Co., Ltd. and 47 others[1]

KL 1st Inc. and 16 others Able Ocean Co., Ltd. and 57 others[1]	Holds the power in the case of default or providing lines of credit or ABCP purchase commitments or is exposed to variable returns due to acquisition of subordinated debt

KB-Solidus Global Healthcare Fund	Exposed to variable returns due to the power that determines the management performance over the trust and holding significant amounts of the ownership interests.
KB Vintage 16 Private Securities Investment Trust 1st
KB Evergreen bond fund No.98 (Hedge Fund)
Hyundai You First Private Real Estate Investment Trust No. 15
KB Haeoreum private securities investment trust 45(Bond)

[1]	New subsidiaries due to Hyundai Securities Co., Ltd.’s inclusion of consolidation scope.

The subsidiaries excluded from consolidation during the year ended December 31, 2016, are as follows:

Company	Description
Ashley Investment First Co., Ltd.	Lost the right of variable returns due to the releasing debt
GoldenEgg Investment Co., Ltd.

Wise Mobile First Securitization Specialty and 4 others	Liquidated
KB Mezzanine Private Securities Fund
H THE HILL 5th Co., Ltd. and 6 others

Midus Absolute Return PF Bond 2(Hedge Fund) and other	Repurchased

KB Star Fund_KB Value Focus Korea Equity	Decrease of the interest to less than a majority

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

For the year ended December 31, 2016, the following table summarizes the information relating to the Group’s subsidiaries that have material non-controlling interests, before any intra-group eliminations, are as follows:

(In millions of Korean won)	2016		2015
Non-controlling interests percentage		47.98%		47.98%
Non-controlling interests
Assets of subsidiaries	~~W~~	7,428,372	~~W~~	5,563,402
Liabilities of subsidiaries		6,640,305		5,003,278
Equity of subsidiaries		788,067		560,124
Non-controlling interests		263,359		222,101
Profit attributable to non-controlling interests
Operating profit of subsidiaries		127,550		78,779
Profit of subsidiaries		96,785		60,419
Profit attributable to non-controlling interests		46,436		28,988
Cash flows of subsidiaries
Cash flows from operating activities		(1,783,799)		(1,140,145)
Cash flows from investing activities		(7,023)		(9,646)
Cash flows from financing activities		1,671,199		1,351,623

Net increase(decrease) in cash and cash equivalents	~~W~~	(119,623)	~~W~~	201,832

42. Unconsolidated Structured Entity

The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of Financing

Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

Project Financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships/construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Trust	Management of financial trusts; -Development trust -Mortgage trust -Management trust -Disposal trust -Distribution and management trust -Other trusts	Development, management, and disposal of trusted real estate assets Payment of trust fees and allocation of trust profits.	Distribution of trusted real estate assets and financing of trust company Public auction of trusted real estate assets and financing of trust company

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of managing partners and limited partners

As of December 31, 2016 and 2015, the size of the unconsolidated structured entities and the risks associated with its interests in unconsolidated structured entities, are as follows:

(In millions of Korean won)	2016
	Asset-backed securitization		Project financing		Trusts		Investment funds		Others		Total
Total assets of unconsolidated Structured Entity	~~W~~	95,829,740	~~W~~	22,529,407	~~W~~	588,267	~~W~~	33,606,036	~~W~~	4,723,822	~~W~~	157,277,272
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		677,658		75,477		—		25,253		—		778,388
Derivative financial assets		110		—		—		—		—		110
Loans		610,623		2,860,776		54,500		26,897		173,989		3,726,785
Financial investments		6,406,641		8,595		305		3,621,376		19,612		10,056,529
Investment in associates		—		728		—		227,203		—		227,931
Other assets		6,945		3,002		9,350		859		57		20,213

	~~W~~	7,701,977	~~W~~	2,948,578	~~W~~	64,155	~~W~~	3,901,588	~~W~~	193,658	~~W~~	14,809,956

Liabilities
Deposits	~~W~~	528,041	~~W~~	703,049	~~W~~	—	~~W~~	40,382	~~W~~	6,895	~~W~~	1,278,367
Other liabilities		658		—		—		—		—		658

	~~W~~	528,699	~~W~~	703,049	~~W~~	—	~~W~~	40,382	~~W~~	6,895	~~W~~	1,279,025

Maximum exposure to loss[1]
Holding assets	~~W~~	7,701,977	~~W~~	2,948,578	~~W~~	64,155	~~W~~	3,901,588	~~W~~	193,658	~~W~~	14,809,956
Purchase and investment commitments		726,375		—		—		1,607,542		—		2,333,917
Unused credit		2,701,254		—		—		—		33,500		2,734,754
Payment guarantee and loan commitments		290,100		1,475,760		—		—		—		1,765,860

	~~W~~	11,419,706	~~W~~	4,424,338	~~W~~	64,155	~~W~~	5,509,130	~~W~~	227,158	~~W~~	21,644,487

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Methods of determining the maximum exposure to loss	Providing lines of credit and purchase commitments	Loan commitments /investment agreements / purchase commitments and acceptances and guarantees	Dividends by results trust: Total amount of trust exposure	Investments /loans and capital commitments	Loan commitments

(In millions of Korean won)	2015
	Asset-backed securitization		Project Financing		Trusts		Investment funds		Others		Total
Total assets of unconsolidated Structured Entity	~~W~~	54,151,312	~~W~~	23,291,892	~~W~~	2,371,180	~~W~~	28,084,612	~~W~~	6,268,674	~~W~~	114,167,670
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		225,559		—		—		—		—		225,559
Derivative financial assets		373		—		—		—		—		373
Loans		262,172		3,140,760		—		58,805		388,560		3,850,297
Financial investments		9,428,582		85,495		2,026		1,325,221		18,303		10,859,627
Investment in associates		—		—		—		386,909		—		386,909
Other assets		119		11		29,186		1,654		71		31,041

	~~W~~	9,916,805	~~W~~	3,226,266	~~W~~	31,212	~~W~~	1,772,589	~~W~~	406,934	~~W~~	15,353,806

Liabilities
Deposits	~~W~~	258,554	~~W~~	728,059	~~W~~	—	~~W~~	9,406	~~W~~	19,743	~~W~~	1,015,762
Other liabilities		330		—		—		—		—		330

	~~W~~	258,884	~~W~~	728,059	~~W~~	—	~~W~~	9,406	~~W~~	19,743	~~W~~	1,016,092

Maximum exposure to loss[1]
Holding assets	~~W~~	9,916,805	~~W~~	3,226,266	~~W~~	31,213	~~W~~	1,772,589	~~W~~	406,934	~~W~~	15,353,807
Purchase and investment commitments		516,558		14,177		—		1,584,181		—		2,114,916
Unused credit		3,449,749		—		—		—		—		3,449,749
Payment guarantee and loan commitments		16,132		1,234,149		—		—		78,801		1,329,082

	~~W~~	13,899,244	~~W~~	4,474,592	~~W~~	31,213	~~W~~	3,356,770	~~W~~	485,735	~~W~~	22,247,554

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments / loans and capital commitments		Loan commitments

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss(provision for assets, impairment losses and others), recognized in the financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

43. Finance and Operating Lease

43.1 Finance lease

43.1.1 The Group as finance lessee

The future minimum lease payments arising as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Net carrying amount of finance lease assets	~~W~~	40,750	~~W~~	52,204

Minimum lease payment
Within 1 year		2,424		3,069
1-5 years		3.099		4,122

		5,523		7,191

Present value of minimum lease payment
Within 1 year		2,392		3,022
1-5 years		2,907		3,824

		5,299		6,846

43.1.2 The Group as finance lessor

Total lease investment and the present value of minimum lease payments as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016				2015
	Total lease investment		Present value of minimum lease payment		Total lease investment		Present value of minimum lease payment
Within 1 year	~~W~~	562,552	~~W~~	478,312	~~W~~	461,842	~~W~~	388,995
1-5 years		1,096,614		1,004,512		840,534		764,368

	~~W~~	1,659,166	~~W~~	1,482,824	~~W~~	1,302,376	~~W~~	1,153,363

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Unearned interest income of finance lease as of December 31, 2016 and 2015, is as follows:

(In millions of Korean won)	2016		2015
Total lease investment	~~W~~	1,659,166	~~W~~	1,302,376
Net lease investment
Present value of minimum lease payment		1,482,824		1,153,363

Unearned interest income	~~W~~	176,342	~~W~~	149,013

43.2 Operating lease

43.2.1 The Group as operating lessee

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Minimum lease payment
Within 1 year	~~W~~	148,449	~~W~~	126,428
1-5 years		174,232		109,853
Over 5 years		34,488		34,679

	~~W~~	357,169	~~W~~	270,960

Minimum sublease payment	~~W~~	(1,109)	~~W~~	(374)

The lease payment reflected in profit or loss for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Lease payment reflected in profit or loss
Minimum lease payment	~~W~~	197,444	~~W~~	194,173
Sublease payment		(1,026)		(167)

	~~W~~	196,418	~~W~~	194,006

43.2.2 The Group as operating lessor

The future minimum lease receipts arising from the non-cancellable lease contracts as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Minimum lease receipts
Within 1 year	~~W~~	91,966	~~W~~	41,544
1-5 years		150,365		77,336
Over 5 years		—		738

	~~W~~	242,331	~~W~~	119,618

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

44. Related Party Transactions

Profit and loss arising from transactions with related parties for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)		2016		2015
Associates
KB Insurance Co., Ltd.	Interest income	~~W~~	63	~~W~~	50
	Interest expense		1,057		164
	Fee and commission income		20,321		5,329
	Fee and commission expense		508		—
	Gains on financial assets/liabilities at fair value through profit or loss		4,822		2,761
	Losses on financial assets/liabilities at fair value through profit or loss		3,701		164
	Other operating income		12,972		759
	Other operating expense		6,406		1,233
	General and administrative expenses		14,244		3,691
	Reversal for credit loss		119		—
	Provision for credit loss		—		14
	Other non-operating income		110		10
	Other non-operating expense		74		(3,496)
Balhae Infrastructure Fund	Fee and commission income		8,440		7,975
Korea Credit Bureau Co., Ltd.	Interest expense		92		73
	Fee and commission income		1,648		1,822
	Fee and commission expense		1,948		1,900
	General and administrative expenses		1,968		2,199
UAMCO., Ltd. [1]	Interest expense		1		8
	Fee and commission income		5		14
KoFC KBIC Frontier Champ 2010-5(PEF)	Fee and commission income		457		548
United PF 1st Recovery Private Equity Fund [1]	Interest expense		1		49
KB GwS Private Securities Investment Trust	Fee and commission income		896		894
IMM Investment 5th PRIVATE EQUITY FUND	Other non-operating expense		1		—
Incheon Bridge Co., Ltd.	Interest income		14,534		12,843
	Interest expense		369		436
	Reversal for credit loss		—		2
	Provision for credit loss		31		4
Jaeyang Industry Co., Ltd.	Reversal for credit loss		37		—
HIMS Co., Ltd.[1]	Interest income		51		—
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Fee and commission income		212		675
	Interest expense		10		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Aju Good Technology Venture Fund	Interest expense	4	—
KB Star Office Private Real Estate Investment Trust No.1	Interest income	371	370
	Interest expense	87	92
	Fee and commission income	436	435
RAND Bio Science Co., Ltd.	Interest expense	14	—
Inno Lending Co.,Ltd	Other non-operating expense	20	—
KBIC Private Equity Fund No. 3	Interest expense	12	23
	Fee and commission income	260	300
E-clear International Co., Ltd.	Interest income	—	18
Sawnics Co., Ltd.[1]	Interest income	—	1
SY Auto Capital Co., Ltd.	Interest income	718	—
	Interest expense	19	24
	Fee and commission income	—	—
	Other operating income	1,606	1,588
	Other operating expense	153	—
	Provision for credit losses	61	1
	Other non-operating income	250	—
KB No.3 Special Purpose Acquisition Company[1]	Interest income	—	62
	Interest expense	—	5
	Gains on financial assets/liabilities at fair value through profit or loss	—	4,077
	Reversal for credit loss	—	14
KB No.4 Special Purpose Acquisition Company[1]	Interest income	—	78
	Interest expense	—	25
	Gains on financial assets/liabilities at fair value through profit or loss	—	172
	Reversal for credit loss	—	14
KB No.5 Special Purpose Acquisition Company[1]	Interest income	68	68
	Interest expense	19	44
	Gains on financial assets/liabilities at fair value through profit or loss	216	—
	Losses on financial assets/liabilities at fair value through profit or loss	—	119
	Reversal for credit loss	29	—
	Provision for credit loss	—	16
	Other non-operating income	2	—
KB No.6 Special Purpose Acquisition Company[1]	Interest income	55	53
	Interest expense	14	66
	Losses on financial assets/liabilities at fair value through profit or loss	65	471
	Other non-operating expense	4	—
KB No.7 Special Purpose Acquisition Company[1]	Interest income	37	34
	Interest expense	18	38
	Fee and commission income	—	150

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

	Gains on financial assets/liabilities at fair value through profit or loss	861	998
	Other non-operating income	40	—
KB No.8 Special Purpose Acquisition Company	Interest income	74	41
	Interest expense	35	21
	Fee and commission income	—	350
	Gains on financial assets/liabilities at fair value through profit or loss	—	1,951
	Losses on financial assets/liabilities at fair value through profit or loss	41	—
	Reversal for credit loss	50	—
	Provision for credit loss	—	50
KB No.9 Special Purpose Acquisition Company	Interest income	73	12
	Interest expense	40	7
	Fee and commission income	473	—
	Gains on financial assets/liabilities at fair value through profit or loss	1,665	—
	Losses on financial assets/liabilities at fair value through profit or loss	392	6
	Reversal for credit loss	49	—
	Provision for credit loss	—	50
KB No.10 Special Purpose Acquisition Company	Interest income	17	—
	Interest expense	8	—
	Fee and commission income	175	—
	Gains on financial assets/liabilities at fair value through profit or loss	1,497	—
	Other non-operating income	5	—
KB No.11 Special Purpose Acquisition Company	Interest income	3	—
	Gains on financial assets/liabilities at fair value through profit or loss	16	—
Keystone-Hyundai Securities No. 1 Private Equity Fund	Fee and commission income	22	—
MJT&I Co., Ltd.	Interest income	2	—
Doosung Metal Co., Ltd.	Interest income	1	—
Other
Retirement pension	Interest expense	749	955
	Fee and commission income	717	611

[1]	Excluded from the Group’s related party as of December 31, 2016.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)		2016		2015
Associates
KB Insurance Co., Ltd.	Derivative financial assets	~~W~~	3,941	~~W~~	2,059
	Loans and receivables (Gross amount)		6,791		5,013
	Allowances for loan losses		9		31
	Other assets		23,341		12,672
	Derivative financial liabilities		13,545		219
	Deposits		9,883		8,415
	Debts		20,000		20,000
	Provisions		8		105
	Other liabilities		6,384		4,301
Balhae Infrastructure Fund	Other assets		2,123		2,039
Korea Credit Bureau Co., Ltd.	Loans and receivables (Gross amount)		14		19
	Deposits		26,827		19,435
	Other liabilities		255		368

UAMCO., Ltd. [1]	Loans and receivables (Gross amount)		—		5

	Deposits		—		815
JSC Bank CenterCredit	Cash and due from financial institutions		8		1,225
KoFC KBIC Frontier Champ 2010-5(PEF)	Other assets		—		137
KB GwS Private Securities Investment Trust	Other assets		673		641
Incheon Bridge Co., Ltd.	Loans and receivables (Gross amount)		209,105		231,674
	Allowances for loan losses		331		301
	Other assets		821		970
	Deposits		38,556		35,916
	Provisions		3		2
	Other liabilities		166		153
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Other assets		98		346
Terra Co., Ltd.	Deposits		—		1
Dpaps Co., Ltd.	Deposits		—		3
Jaeyang Industry Co., Ltd.	Loans and receivables (Gross amount)		303		—
	Allowances for loan losses		6		—
	Other assets		7		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Aju Good Technology Venture Fund	Deposits	1,201	—
	Other liabilities	1	—
Ejade Co., Ltd.	Deposits	2	12
Jungdong Steel Co., Ltd.	Deposits	3	—
Doosung Metal Co., Ltd.	Deposits	—	1
KB Star Office Private Real Estate Investment Trust No.1	Loans and receivables (Gross amount)	10,000	10,000
	Other assets	136	137
	Deposits	6,682	7,446
	Other liabilities	50	56
NPS KBIC Private Equity Fund No. 1 [1]	Allowances for loan losses	—	133
	Other assets	—	142
RAND Bio Science Co., Ltd.	Deposits	2,356	—
	Loans and receivables (Gross amount)	1	—
	Other liabilities	12	—
Inno Lending Co.,Ltd	Deposits	1,902	—
isMedia Co.,Ltd	Provisions	4	—
KBIC Private Equity Fund No. 3	Other assets	64	76
	Deposits	700	850
	Other liabilities	1	9
Sawnics Co., Ltd. [1]	Deposits	—	319
SY Auto Capital Co., Ltd.	Loans and receivables (Gross amount)	30,049	34
	Allowances for loan losses	32	—
	Other assets	108	214
	Deposits	3,997	1,845
	Provisions	29	—
	Other liabilities	70	567
KB No.5 Special Purpose Acquisition Company[1]	Derivative financial assets	—	2,024
	Loans and receivables (Gross amount)	—	1,869
	Deposits	—	2,323
	Other liabilities	—	39
KB No.6 Special Purpose Acquisition Company [1]	Derivative financial assets	—	1,366
	Loans and receivables (Gross amount)	—	1,492
	Deposits	—	4,195
	Other liabilities	—	68
KB No.7 Special Purpose Acquisition Company[1]	Derivative financial assets	—	1,192
	Loans and receivables (Gross amount)	—	1,091
	Deposits	—	2,336
	Other liabilities	—	37
KB No.8 Special Purpose Acquisition Company	Derivative financial assets	2,235	2,334
	Loans and receivables (Gross amount)	2,490	2,147
	Allowances for loan losses	—	50
	Deposits	2,342	2,373
	Other liabilities	3	21

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

KB No.9 Special Purpose Acquisition Company	Derivative financial assets	2,441	384
	Loans and receivables (Gross amount)	2,584	2,207
	Allowances for loan losses	—	50
	Deposits	2,399	2,973
	Other liabilities	6	7
KB No.10 Special Purpose Acquisition Company	Derivative financial assets	1,698	—
	Loans and receivables (Gross amount)	1,495	—
	Deposits	1,754	—
	Other liabilities	8	—
KB No.11 Special Purpose Acquisition Company	Derivative financial assets	135	—
	Loans and receivables (Gross amount)	790	—
Key management	Loans and receivables (Gross amount)	1,982	2,305
	Other assets	2	3
	Deposits	8,217	4,189
	Insurance contract liabilities	413	485
	Other liabilities	139	30
Other
Retirement pension	Other assets	304	264
	Deposits	1,464	51,920
	Other liabilities	16,497	37,969

[1]	The amounts are not disclosed as these are excluded from the Group’s related party as of December 31, 2016.

According to Korean IFRS 1024, the Group includes associates, key management (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the interim consolidated financial statements. Refer to Note 13 for details on investments in associates.

Key management includes the directors of the Parent Company, and the directors of Kookmin Bank and companies where the directors and/or their close family members have control or joint control.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Significant loan transactions with related parties for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016[1]
	Beginning		Loans		Repayments		Others		Ending
Associates
KB Insurance Co., Ltd.	~~W~~	5,013	~~W~~	1,778	~~W~~	—	~~W~~	—	~~W~~	6,791
Korea Credit Bureau Co., Ltd.		19		—		(5)		—		14
UAMCO., Ltd. [2]		5		—		(5)		—		—
Incheon Bridge Co., Ltd.		231,674		4,000		(26,569)		—		209,105
Jaeyang Industry Co., Ltd.		—		—		—		303		303
HIMS Co., Ltd.[2]		—		3,500		(3,500)		—		—
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		—		10,000
RAND Bio Science Co., Ltd.		—		1		—		—		1
SY Auto Capital Co., Ltd.		34		30,015		—		—		30,049
KB No.5 Special Purpose Acquisition Company[2]		2,180		—		—		(2,180)		—
KB No.6 Special Purpose Acquisition Company[2]		1,710		—		—		(1,710)		—
KB No.7 Special Purpose Acquisition Company[2]		1,250		—		—		(1,250)		—
KB No.8 Special Purpose Acquisition Company		2,490		—		—		—		2,490
KB No.9 Special Purpose Acquisition Company		2,584		—		—		—		2,584
KB No.10 Special Purpose Acquisition Company		—		1,495		—		—		1,495
KB No.11 Special Purpose Acquisition Company		—		790		—		—		790

(In millions of Korean won)	2015[1]
	Beginning		Loans		Repayments		Others		Ending
Associates
KB Insurance Co., Ltd.	~~W~~	—	~~W~~	5,013	~~W~~	—	~~W~~	—	~~W~~	5,013
Korea Credit Bureau Co., Ltd.		19		—		—		—		19
UAMCO., Ltd. [2]		2		3		—		—		5
Incheon Bridge Co., Ltd.		247,885		8,006		(24,217)		—		231,674
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		—		10,000
SY Auto Capital Co., Ltd.		—		34		—		—		34
KB No.3 Special Purpose Acquisition Company[2]		1,780		—		—		(1,780)		—
KB No.4 Special Purpose Acquisition Company[2]		2,280		—		—		(2,280)		—
KB No.5 Special Purpose Acquisition Company[2]		2,180		—		—		—		2,180
KB No.6 Special Purpose Acquisition Company[2]		1,710		—		—		—		1,710
KB No.7 Special Purpose Acquisition Company[2]		—		1,250		—		—		1,250
KB No.8 Special Purpose Acquisition Company		—		2,490		—		—		2,490
KB No.9 Special Purpose Acquisition Company		—		2,584		—		—		2,584

[1]	Transactions and balances arising from operating activities between related parties; such as, payments, are excluded.
[2]	Excluded from the Group’s related party as of December 31, 2016.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Unused commitments to related parties as of December 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)		2016		2015
Associates
KB Insurance Co., Ltd.	Loan commitments in Korean won	~~W~~	—	~~W~~	20,000
	Commitments of derivative financial instruments		251,833		—
	Unused commitments of credit card		20,859		21,601
Balhae Infrastructure Fund	Purchase of security investment		13,371		18,098
Korea Credit Bureau Co., Ltd.	Unused commitments of credit card		116		51
UAMCO., Ltd. [1]	Purchase of security investment		—		89,950
	Unused commitments of credit card		—		15
JSC Bank CenterCredit	Loan commitments in foreign currencies		—		117,200
KoFC KBIC Frontier Champ 2010-5(PEF)	Purchase of security investment		2,150		2,150
United PF 1st Recovery Private Equity Fund	Purchase of security investment		—		49,383
Aju Good Technology Venture Fund	Purchase of security investment		18,000		—
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		50,000		38,963
	Unused commitments of credit card		89		79
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Purchase of security investment		12,550		16,300
SY Auto Capital Co., Ltd.	Loan commitments in Korean won		10,000		—
	Unused commitments of credit card		101		116
isMedia Co.,Ltd	Loan commitments in Korean won		1,260		—
KB No.5 Special Purpose Acquisition Company[1]	Unused commitments of credit card		—		2
KB No.6 Special Purpose Acquisition Company[1]	Unused commitments of credit card		—		8
KB No.7 Special Purpose Acquisition Company[1]	Unused commitments of credit card		—		5
KB No.8 Special Purpose Acquisition Company	Unused commitments of credit card		—		10
KB No.9 Special Purpose Acquisition Company	Unused commitments of credit card		1		1
KB No.10 Special Purpose Acquisition Company	Unused commitments of credit card		4		—
RAND Bio Science Co., Ltd.	Unused commitments of credit card		24		—
Key management	Loan commitments in Korean won		898		223

[1]	The amounts are not disclosed as these are excluded from the Group’s related party as of December 31, 2016.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Compensation to key management for the years ended December 31, 2016 and 2015, consists of:

(In millions of Korean won)	2016
	Short-term employee benefits		Post- employment benefits		Termination benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	1,165	~~W~~	63	~~W~~	—	~~W~~	863	~~W~~	2,091
Registered directors (non-executive)		796		—		—		—		796
Non-registered directors		6,637		208		—		8,776		15,621

	~~W~~	8,598	~~W~~	271	~~W~~	—	~~W~~	9,639	~~W~~	18,508

(In millions of Korean won)	2015
	Short-term employee benefits		Post- employment benefits		Termination benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	1,612	~~W~~	60	~~W~~	—	~~W~~	925	~~W~~	2,597
Registered directors (non-executive)		848		—		—		—		848
Non-registered directors		6,173		94		163		4,320		10,750

	~~W~~	8,633	~~W~~	154	~~W~~	163	~~W~~	5,245	~~W~~	14,195

Details of assets pledged as collateral to related parties as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)		2016				2015
Associates		Carrying amount		Collateralized amount		Carrying amount		Collateralized amount
KB Insurance Co., Ltd.	Land and buildings	~~W~~	217,369	~~W~~	26,000	~~W~~	216,284	~~W~~	26,000
	Investment securities		50,000		50,000		—		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

Collateral received from related parties as of December 31, 2016 and December 31, 2015, is as follows:

(In millions of Korean won)		2016		2015
Associates
KB Insurance Co., Ltd.	Investment securities	~~W~~	50,000	~~W~~	—
Incheon Bridge Co., Ltd.	Fund management account for standby loan commitment		65,000		65,000
KB Star Office Private Real Estate Investment Trust No.1	Real estate		13,000		13,000
Key management	Time deposits and others		251		249
	Real estate		2,759		2,662

As of December 31, 2016, Incheon Bridge Co., Ltd., a related party, provided fund management account, civil engineering completed risk insurance, shares and management rights as senior collateral amounting to ~~W~~816,400 million to a financial syndicate that consists of the Group and four other institutions, and provided subordinated collateral amounting to ~~W~~201,100 million to subordinated debt holders that consist of the Group and two other institutions

45. Business Combination

45.1 The Acquisition of shares of Hyundai Securities Co., Ltd.

The Group obtained 100% shares of Hyundai Securities Co., Ltd. by comprehensively swapping total issued shares of Hyundai Securities Co., Ltd., excluding shares held by the Group at the share exchange date (October 19, 2016), with newly issued shares of KB Financial Group Co., Ltd. As a result, Hyundai Securities Co., Ltd. became a wholly owned subsidiary of the Group. Based on the Board of Directors on November 1, 2016, Hyundai Securities as the surviving entity and KB Investment & Securities Co., Ltd. as the non-surviving entity are merged on December 30, 2016, and this is merger transaction between subsidiaries under a common control of the Group.

The following table summarizes the consideration paid for business combination, and the fair value of assets acquired, liabilities assumed:

(In millions of Korean won)	2016
Consideration
Fair value of existing holdings at the time of stock exchange	~~W~~	1,456,263
Equity securities(Common shares: 31,759,844)		1,305,330

Total consideration transferred	~~W~~	2,761,593

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and due from financial institutions	~~W~~	1,825,496
Financial assets at fair value through profit or loss		14,084,518
Derivative financial assets		591,019
Available-for-sale financial assets		3,116,372
Held-to-maturity financial assets		17,314
Investments in associates		6,487
Loans		4,717,679
Property plant and equipment(included Investment property)		673,627
Intangible assets		144,459
Other assets		1,188,254

Total Assets		26,365,225

Financial liabilities at fair value through profit or loss		8,515,540
Deposits		3,258,894
Derivative financial liabilities		674,123
Debentures		9,031,139
Other liabilities		1,495,322

Total liabilities		22,975,018

Total identifiable net assets	~~W~~	3,390,207

Non-controlling interests		—
Gains on bargain purchase		628,614

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

As a result of the business combination, there was a gain on the bargain purchase and the Group recognized it as other non-operating income in the consolidated statement of comprehensive income.

Details of loans acquired are as follows:

(In millions of Korean won)	2016
Fair value of loans	~~W~~	4,717,679
Contractual total amount of loan receivables		4,798,537
Contractual cash flows that are not expected to be recovered		(136,370)

Details of intangible assets recognized as a result of business combinations are as follows:

(In millions of Korean won)	2016
Securities brokerage intangible assets[1]	~~W~~	64,501
Securities bank deposits intangible assets[1]		12,665
Others[2]		67,293

	~~W~~	144,459

[1]	To estimate the fair value of securities brokerage intangible assets and securities bank deposits intangible assets, the Group used the multi-period excess earnings method of the income approach. The multi-period excess earnings method is the considering the present value by discounting the excess earning generated by the intangible assets subject to valuation with an appropriate discount rate. The excess earning for each year is calculated by deducting the cost of property, plant and equipment or other intangible assets (contributed assets) that have been contributed the earning generated by the intangible assets subject to valuation
[2]	Memberships and other intangible assets were previously held by Hyundai Securities Co., Ltd.

In 2016, the Group measured 29.62% of Hyundai Securities Co., Ltd.’s equity interest held before the business combination at fair value and recognized ~~W~~5,817 million as a loss on investment in the consolidated statements of income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

After the acquisition date, operating loss and net loss of Hyundai Securities Co., Ltd. were ~~W~~78,849 million and ~~W~~61,773million, respectively.

If Hyundai Securities Co., Ltd. was consolidated from the beginning of the current period, the operating profit and profit for the period of the Group would be ~~W~~15,821million and ~~W~~10,360million, respectively, in the consolidated statement of comprehensive income.

45.2 Merger of Hyundai Securities and KB Investment&Securities Co., Ltd.

On December 30, 2016, Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. and changed the name to KB Securities Co., Ltd. As a result, shareholders listed in the shareholder register of KB Investment & Securities Co., Ltd. as of the merger date were allotted with 1.3368131 common share of Hyundai Securities Co., Ltd. (per value ~~W~~5,000) in exchange for one common share of KB Investment & Securities Co., Ltd (per value ~~W~~5,000).

46. Approval of Issuance of the Financial Statements

The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2016, was approved by the Board of Directors on February 9, 2017.

Exhibit 99.2

KB Financial Group Inc.

Separate Financial Statements

December 31, 2016 and 2015

KB Financial Group Inc.

Index

December 31, 2016 and 2015

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of KB Financial Group Inc.

We have audited the accompanying separate financial statements of KB Financial Group Inc. (the Company), which comprise the separate statements of financial position as of December 31, 2016 and 2015, and the separate statements of comprehensive income, separate statements of changes in equity and separate statements of cash flows for the years then ended, and notes to the separate financial statements, including a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on the separate financial statements based on our audits. We conducted our audits in accordance with the Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of KB Financial Group Inc. as of December 31, 2016 and 2015, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean IFRS.

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 14, 2017

This report is effective as of March 14, 2017, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

KB Financial Group Inc.

Separate Statements of Financial Position

December 31, 2016 and 2015

(In millions of Korean won)	Notes	2016		2015
Assets
Cash and due from financial institutions	4,5,6,29	~~W~~	115,065	~~W~~	324,947
Financial assets at fair value through profit or loss	4,5,7		246,656		99,118
Loans	4,5,8		29,415		—
Investments in subsidiaries	9		21,392,745		18,557,566
Investments in an associate	10		1,053,690		883,065
Property and equipment	11		469		578
Intangible assets	12		8,092		8,428
Deferred income tax assets	13		4,604		4,515
Other assets	4,5,14		519,223		137,954

Total assets		~~W~~	23,369,959	~~W~~	20,016,171

Liabilities
Debts	4,5,15	~~W~~	350,000	~~W~~	—
Debentures	4,5,16		3,474,200		1,647,117
Net defined benefit liabilities	17		(193)		591
Current income tax liabilities			419,607		17,178
Other liabilities	4,5,18		104,528		123,281

Total liabilities			4,348,142		1,788,167

Equity
Share capital	19		2,090,558		1,931,758
Capital surplus	19		14,656,168		13,513,809
Accumulated other comprehensive income	19		(4,742)		(4,979)
Retained earnings	19		2,998,923		2,787,416
Treasury shares	19		(719,090)		—

Total equity			19,021,817		18,228,004

Total liabilities and equity		~~W~~	23,369,959	~~W~~	20,016,171

The accompanying notes are an integral part of these separate financial statements.

3

KB Financial Group Inc.

Separate Statements of Comprehensive Income

Years Ended December 31, 2016 and 2015

(In millions of Korean won, except per share amounts)	Notes	2016		2015
Interest income		~~W~~	4,597	~~W~~	2,185
Interest expense			(60,521)		(27,929)

Net interest expense	21		(55,924)		(25,744)

Fee and commission income			203		—
Fee and commission expense			(7,417)		(8,228)

Net fee and commission expense	22		(7,214)		(8,228)

Net gains on financial assets at fair value through profit or loss	23		5,272		1,658

Net other operating income	24		694,908		315,527

General and administrative expenses	25		(46,734)		(39,916)

Operating profit before provision for credit losses			590,308		243,297
Provision for credit losses			—		—

Operating profit			590,308		243,297
Net non-operating expense	26		(340)		(62)

Profit before income tax			589,968		243,235
Income tax benefit	27		164		190

Profit for the period			590,132		243,425

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			237		(741)

Other comprehensive income for the period, net of tax			237		(741)

Total comprehensive income for the period		~~W~~	590,369	~~W~~	242,684

Earnings per share
Basic earnings per share	28	~~W~~	1,538	~~W~~	630
Diluted earnings per share	28		1,530		627

The accompanying notes are an integral part of these separate financial statements.

4

KB Financial Group Inc.

Separate Statements of Changes in Equity

Years Ended December 31, 2016 and 2015

(In millions of Korean won)					Accumulated
					Other
	Share		Capital		Comprehensive		Retained		Treasury		Total
	Capital		Surplus		Income		Earnings		Shares		Equity
Balance at January 1, 2015	~~W~~	1,931,758	~~W~~	13,513,809	~~W~~	(4,238)	~~W~~	2,845,345	~~W~~	—	~~W~~	18,286,674

Comprehensive income
Profit for the period		—		—		—		243,425		—		243,425
Remeasurements of net defined benefit liabilities		—		—		(741)		—		—		(741)

Total comprehensive income (loss)		—		—		(741)		243,425		—		242,684

Transactions with shareholders
Dividends		—		—		—		(301,354)		—		(301,354)

Total transactions with shareholders		—		—		—		(301,354)		—		(301,354)

Balance at December 31, 2015	~~W~~	1,931,758	~~W~~	13,513,809	~~W~~	(4,979)	~~W~~	2,787,416	~~W~~	—	~~W~~	18,228,004

Balance at January 1, 2016	~~W~~	1,931,758	~~W~~	13,513,809	~~W~~	(4,979)	~~W~~	2,787,416	~~W~~	—	~~W~~	18,228,004

Comprehensive income
Profit for the period		—		—		—		590,132		—		590,132
Remeasurements of net defined benefit liabilities		—		—		237		—		—		237

Total comprehensive income		—		—		237		590,132		—		590,369

Transactions with shareholders
Dividends		—		—		—		(378,625)		—		(378,625)
Acquisition of treasury shares		—		—		—		—		(719,090)		(719,090)
Issue of ordinary shares related to business combination		158,800		1,142,359		—		—		—		1,301,159

Total transactions with shareholders		158,800		1,142,359		—		(378,625)		(719,090)		203,444

Balance at December 31, 2016	~~W~~	2,090,558	~~W~~	14,656,168	~~W~~	(4,742)	~~W~~	2,998,923	~~W~~	(719,090)	~~W~~	19,021,817

The accompanying notes are an integral part of these separate financial statements.

5

KB Financial Group Inc.

Separate Statements of Cash Flows

Years Ended December 31, 2016 and 2015

(In millions of Korean won)	Note	2016		2015
Cash flows from operating activities
Profit for the period		~~W~~	590,132	~~W~~	243,425

Adjustment for non-cash items
Depreciation and amortization			801		846
Share-based payments			3,724		1,799
Net interest expense			1,073		224
Net loss from valuation on financial assets at fair value through profit or loss			2,462		882
Net other expenses			2,214		2,594

			10,274		6,345

Changes in operating assets and liabilities
Deferred income tax assets			(89)		(426)
Other assets			(1,433)		315,222
Other liabilities			(3,164)		(16,697)

			(4,686)		298,099

Net cash inflow from operating activities			595,720		547,869

Cash flows from investing activities
Acquisition of investment in subsidiaries			(1,534,021)		—
Acquisition of investment in associates			(170,625)		(883,065)
Acquisition of financial assets at fair value through profit or loss			(150,000)		(100,000)
Increase in loans			(29,415)		—
Collection of loans			—		10,000
Acquisition of property and equipment			(163)		(401)
Acquisition of intangible assets			(107)		(486)
Disposal of intangible assets			10		157
Net decrease (increase) in guarantee deposits paid			(1,590)		3,651
Others			—		85

Net cash outflow from investing activities			(1,885,911)		(970,059)

Cash flows from financing activities
Net increase in debts			350,000		—
Proceeds from issuance of debentures			1,975,742		1,017,752
Repayments of debentures			(150,000)		—
Dividends paid			(378,625)		(301,354)
Acquisition of treasury shares			(716,808)		—

Net cash inflow from financing activities			1,080,309		716,398

Net increase(decrease) in cash and cash equivalents(209,882)					294,208
Cash and cash equivalents at the beginning of the year	29		324,944		30,736

Cash and cash equivalents at the end of the year	29	~~W~~	115,062	~~W~~	324,944

The accompanying notes are an integral part of these separate financial statements.

6

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfers with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 84, Namdaemunro, Jung-gu, Seoul. The Company’s share capital as of December 31, 2016, is ~~W~~2,090,558 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Company acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Company included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. Also, the Company included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary on October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed the name to KB Securities Co., Ltd. in January 2017.

The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (“Hangeul”) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of separate financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.4.

7

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

The separate financial statements were prepared in accordance with Korean IFRS 1027, Separate Financial Statements.

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2016. The adoption of these amendments did not have any impact on the current period or any prior period and is not likely to affect future periods.

•	Amendment to Korean IFRS 1001, Presentation of Financial Statements

•	Amendment to Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1041, Agriculture and fishing: Productive plants

•	Amendment to Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1038, Intangible assets: Amortization based on revenue

•	Amendment to Korean IFRS 1110, Consolidated Financial Statements, Korean IFRS 1028, Investments in Associates and Joint Ventures, and Korean IFRS 1112, Disclosures of Interests in Other Entities

•	Amendment to Korean IFRS 1111, Joint Arrangements

•	Amendment to Korean IFRS 1027, Separate Financial Statements: Choice of applying to accounting for the using equity method

•	Annual Improvements to Korean IFRS 2012-2014 Cycle

Certain new accounting standards and interpretations that have been published that are not mandatory for financial year beginning January 1, 2016 and have not been early adopted by the Company are set out below.

•	Amendments to Korean IFRS 1007, Statement of Cash Flows

Amendments to Korean IFRS 1007 Statement of Cash flows requires to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash flows. The Company will apply this amendment for annual reporting periods beginning on or after January 1, 2017 with early application permitted. The Company does not expect the amendments to have a significant impact on the separate financial statements.

8

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

•	Amendments to Korean IFRS 1012 Income Tax

Amendments to Korean IFRS 1012 clarify how to account for deferred tax assets related to debt instruments measured at fair value. Korean IFRS 1012 provides requirements on the recognition and measurement of current or deferred tax liabilities or assets. The amendments issued clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice. The Company will apply the amendments for annual periods beginning on or after January 1, 2017 with early application permitted. The Company does not expect the amendments to have a significant impact on the separate financial statements.

•	Amendments to Korean IFRS 1102 Share-based Payment

Amendments to Korean IFRS 1102 clarifies accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. And also, clarifies that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The Company will apply the amendments for annual periods beginning on or after January 1, 2018 with early application permitted. The Company does not expect the amendments to have a significant impact on the sepatate financial statements.

•	Korean IFRS 1109 Financial Instruments

The new standard for financial instruments issued on September 25, 2015 is effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace Korean IFRS 1039 Financial Instruments: Recognition and Measurement. The Company will apply the standards for annual periods beginning on or after January 1, 2018.

The standard requires retrospective application with some exceptions. For example, the entity is not required to restate prior periods in relation to classification, measurement and impairment of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

Korean IFRS 1109 Financial Instruments requires all financial assets to be classified and measured on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, an expected credit loss model, is introduced and any subsequent changes in expected credit losses will be recognized in profit or loss. Also, hedge accounting rules amended to extend the hedging relationship, which consists only of eligible hedging instruments and hedged items, qualifies for hedge accounting.

An effective implementation of Korean IFRS 1109 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and the system stabilization. The impact on the Company’s financial statements due to the application of the standard is dependent on judgements made in applying the standard, financial instruments held by the Company and macroeconomic variables.

Within the Company, Korean IFRS 1109 Task Force Team (‘TFT’) has been set up to prepare for implementation of Korean IFRS 1109 since October 2015. There are three stages for implementation of Korean IFRS, such as analysis, design and implementation, and preparation for application. The Company is analyzing financial impacts of Korean IFRS 1109 on its separate financial statements.

9

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Stage	Period	Process
1	From Oct. to Dec. 2015 (for 3 months)	Analysis of GAAP differences and development of methodology

2	From Jan. to Dec. 2016 (for 12 months)	Development of methodology, definition of business requirement, and the system development and test.

3	From Jan. 2017 to Mar. 2018 (for 15 months)	Preparation for opening balances of the financial statements

Meanwhile, the following areas are likely to be affected in general.

(a) Classification and Measurement of Financial Assets

When implementing Korean IFRS 1109, the classification of financial assets will be driven by the Company’s business model for managing the financial assets and contractual terms of cash flow. The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. If a hybrid contract contains a host that is a financial asset, the classification of the hybrid contract shall be determined for the entire contract without separating the embedded derivative.

Business model	Contractual cash flows characteristics
	Solely represent payments of principal and interest	All other
Hold the financial asset for the collection of the contractual cash flows	Measured at amortized cost[1]	Recognized at fair value through profit or loss[2]
Hold the financial asset for the collection of the contractual cash flows and trading	Measured at fair value through other comprehensive income[1]
Hold for trading and others	Measured at fair value through profit or loss

[1]	A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).
[2]	A designation at fair value through other comprehensive income is allowed only if the financial instrument is the equity investment that is not held for trading (irrevocable).

With the implementation of Korean IFRS 1109, the criteria to classify the financial assets at amortized cost or at fair value through other comprehensive income are more strictly applied than the criteria applied with Korean IFRS 1039. Accordingly, the financial assets at fair value through profit or loss may increase by implementing Korean IFRS 1109 and may result an extended fluctuation in profit or loss.

10

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(b) Classification and Measurement of Financial Liabilities

Korean IFRS 1109 requires the amount of the change in the liability’s fair value attributable to changes in the credit risk to be recognized in other comprehensive income, unless this treatment of the credit risk component creates or enlarges a measurement mismatch. Amounts presented in other comprehensive income are not subsequently transferred to profit or loss.

Under Korean IFRS 1039, all financial liabilities designated at fair value through profit or loss recognized their fair value movements in profit or loss. However, under Korean IFRS 1109, certain fair value movements will be recognized in other comprehensive income and as a result, profit or loss from fair value movements may decrease.

(c) Impairment: Financial Assets and Contract Assets

Korean IFRS 1109 sets out a new forward looking ‘expected credit loss impairment model’ which replaces the incurred loss model under Korean IFRS 1039 that impaired assets if there is an objective evidence and applies to:

•	Financial assets measured at amortized cost,

•	Debt investments measured at fair value through other comprehensive income, and

•	Certain loan commitments and financial guaranteed contracts.

Under Korean IFRS 1109, a credit event (or impairment ‘trigger’) no longer has to occur before credit losses are recognized. The Company will always recognize (at a minimum) 12-month expected credit losses in profit or loss. Lifetime expected losses will be recognized on assets for which there is a significant increase in credit risk after initial recognition.

Stage		Loss allowance
1	No significant increase in credit risk after initial recognition	12-month expected credit losses: expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date

2	Significant increase in credit risk after initial recognition	Lifetime expected credit losses: expected credit losses that result from all possible default events over the life of the financial instrument
3	Objective evidence of impairment

Under Korean IFRS 1109, the asset that is credit-impaired at initial recognition would recognize all changes in lifetime expected credit losses since the initial recognition as a loss allowance with any changes recognized in profit or loss.

11

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(d) Hedge Accounting

Hedge accounting mechanics (fair value hedges, cash flow hedges and hedge of net investments in a foreign operations) required by Korean IFRS 1039 remains unchanged in Korean IFRS 1109, however, the new hedge accounting rules will align the accounting for hedging instruments more closely with the Company’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. Korean IFRS 1109 allows more hedging instruments and hedged items to qualify for hedge accounting, and relaxes the hedge accounting requirement by removing two hedge effectiveness tests that are a prospective test to ensure that the hedging relationship is expected to be highly effective and a quantitative retrospective test (within range of 80-125%) to ensure that the hedging relationship has been highly effective throughout the reporting period.

With implementation of Korean IFRS 1109, volatility in profit or loss may be reduced as some items that were not eligible as hedged items or hedging instruments under Korean IFRS 1039 are now eligible under Korean IFRS 1109.

•	Korean IFRS 1115, Revenue from Contracts with Customers

Korean IFRS 1115 Revenue from Contracts with Customers issued on November 6, 2015 replaces Korean IFRS 1018 Revenue, Korean IFRS 1011 Construction Contracts, Interpretation 2031 Revenue-Barter Transactions Involving Advertising Services, Interpretation 2113 Customer Loyalty Programs, Interpretation 2115 Agreements for the Construction of Real Estate and Interpretation 2118 Transfers of assets from customers.

Korean IFRS 1018 and other, the current standard, provide revenue recognition criteria by type of transactions; such as, sales goods, the rendering of services, interest income, royalty income, dividend income, and construction contracts. However, Korean IFRS 1115, the new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer – so the notion of control replaces the existing notion of risks and rewards. A new five-step process must be applied before revenue from contract with customer can be recognized:

•	Identify contracts with customers

•	Identify the separate performance obligation

•	Determine the transaction price of the contract

•	Allocate the transaction price to each of the separate performance obligations, and

•	Recognize the revenue as each performance obligation is satisfied.

The Company will apply new standard for annual reporting periods beginning on or after January 1, 2018 with early application permitted. The Company does not expect the amendments to have a significant impact on the separate financial statements.

12

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“the functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The preparation of separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

The significant accounting estimates and assumptions are consistently applied to all periods presented, except for the assumptions for income tax expense and fair value of financial instruments.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively, if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the financial statements are as follows:

2.4.1 Income taxes

The Company is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain. If certain portion of the taxable income is not used for investments, increase in wages, or dividends in accordance with the Tax System for Recirculation of Corporate Income, the Company is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2015. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Company’s income tax is dependent on the investments, increase in wages and dividends, there exists uncertainty with regard to measuring the final tax effects.

13

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks (Note 5).

2.4.3 Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions (Note 17).

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.2 Financial Assets at Fair Value through Profit or Loss

This category comprises two sub-categories: financial assets classified as held for trading, and financial assets designated by the Company as at fair value through profit or loss upon initial recognition.

A non-derivative financial asset is classified as held for trading if either:

•	It is acquired for the purpose of selling in the near term, or

•	It is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

The Company may designate certain financial assets, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

14

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

•	It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

•	A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the Company is provided internally on that basis to the Company’s key management personnel.

•	A contract contains one or more embedded derivatives; the Company may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by Korean IFRS 1039, Financial Instruments: Recognition and measurement.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income, dividend income, and gains or losses from sale and repayment from financial assets at fair value through profit or loss are recognized in the statement of comprehensive income as net gains on financial instruments at fair value through profit or loss.

3.3 Loans and Receivables

Non-derivative financial assets which meet the following conditions are classified as loans and receivables:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Company does not intend to sell immediately or in the near term.

•	Those that the Company, upon initial recognition, does not designate as available for sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as provision for credit losses.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowances account, and when a loan becomes uncollectable, it is written off against the related allowances account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting an allowances account. The amount of the reversal is recognized in profit or loss.

3.4 Investments in Subsidiaries

Investments in subsidiaries are accounted at cost method in accordance with Korean IFRS 1027. The Company determines at each reporting period whether there is any objective evidence that the investments in the subsidiaries are impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the subsidiaries and its carrying value.

15

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

3.5 Property and Equipment

Recognition and Measurement

All property and equipment that qualify for recognition as an asset are measured at its cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful life
Leasehold improvements Equipment and vehicles	Declining-balance Declining-balance	4 years 4 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year-end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.6 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for membership right, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful life
Software	Straight-line	4 years
Others	Straight-line	4 years

16

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Company carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

3.7 Impairment of Non-financial Assets

The Company assesses at the end of each reporting period whether there is any indication that a non-financial asset except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If, and only if, the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss.

3.8 Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

17

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

3.9 Equity Instrument Issued by the Company

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted from the equity.

3.10 Revenue Recognition

Revenue shall be recognized when all the following conditions have been satisfied:

a)	The amount of revenue can be measured reliably.

b)	It is probable that the economic benefits associated with the transaction will flow to the company.

c)	Specific conditions are satisfied for activities.

Interest income and expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses.

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

Fee and commission income

Fee and commission income is recognized on an accrual basis in accordance with the substance of transaction.

Dividend income

Dividend income is recognized when the shareholder’s right to receive payment is established.

18

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

3.11 Employee Compensation and Benefits

3.11.1 Post-employment benefit:

Defined benefit plans

All post-employment benefit, other than defined contribution plans, is classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

When the fair value of plan assets deducted from the total of the present value of the defined benefit obligation results in an asset, it is recognized to the extent of any cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost arises when the Company introduces a defined benefit plan that attributes to past service or changes the benefits payable for past service under an existing defined benefit plan. Such past service cost is recognized immediately in profit or loss.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.11.2 Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Company has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.11.3 Share-based payment

The Company has share grant programs to directors and employees of the Company. When the stock grants are exercised, the Company can either select to issue new shares or distribute treasury shares, or compensate the difference in fair value of shares and exercise price.

19

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

For a share-based payment transaction in which the terms of the arrangement provide the Company with the choice of whether to settle in cash or by issuing equity instruments, the Company determined that it has a present obligation to settle in cash because the Company has a past practice and a stated policy of settling in cash. Therefore, the Company accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

The Company measures the services acquired and the liability incurred at fair value, and the fair value is recognized as expense and accrued expenses over the vesting period. Until the liability is settled, the Company remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the year.

3.11.4 Termination benefits

Termination benefits are employee benefits provided in exchange for the termination of an employee’s employment as a result of either (a) the Company decision to terminate an employee’s employment before the normal retirement date; or (b) an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Company recognizes liabilities and expenses for termination benefits at the earlier of the following dates: when the Company can no longer withdraw the offer of those benefits and when the Company recognizes costs for a restructuring that is within the scope of Korean IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits which are not expressed to be settled wholly before 12 months after the end of the reporting period are discounted to present values.

3.12 Income Tax Expenses

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense and included in profit or loss for the year, except to the extent that the tax arises from (a) a transaction or event which is recognized either in other comprehensive income or directly in equity and (b) a business combination.

Current income tax

Current income tax is the amount of income taxes payable in respect of the taxable profit (loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation or expenses that is not deductible in determining taxable profit (loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Company offsets current income tax assets and current income tax liabilities if, and only if, the Company (a) has a legally enforceable right to offset the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

20

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Company reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to be applied to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company offsets deferred income tax assets and deferred income tax liabilities when the Company has a legally enforceable right to offset current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

Uncertain tax positions

Uncertain tax positions arise from a claim for rectification brought by the Company, an appeal for a refund of tax levied by the tax authorities, or others due to different interpretation of tax laws or others. The Company recognizes its uncertain tax positions in the separate financial statements based on the guidance in Korean IFRS 1012. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority. However, interest and penalties related to income tax are recognized in accordance with Korean IFRS 1037.

3.13 Earnings per Share

The Company calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Company adjusts profit or loss attributable to ordinary equity holders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bond and share option.

21

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

3.14 Operating Segments

The Company is composed of a single operating segment. Therefore, disclosures on segments are omitted in accordance with Korean IFRS 1108, Operating Segments.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Company is exposed to are credit risk, market risk, liquidity risk and others.

The note regarding financial risk management provides information about the risks that the Company is exposed to, including the objectives, policies, assessment and management process of risks. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on increasing transparency, developing the risk management environment, and the preemptive response to risk due to rapid changes in the financial environment to support the Company’s long-term strategy and business decisions efficiently. Credit risk, market risk and liquidity risk have been recognized as the Company’s key risks. These risks are measured and managed in Internal Capital or VaR (Value at Risk) using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Company’s target risk appetite. The committee approves significant risk matters and reviews the level of risks that the Company is exposed to and the appropriateness of the Company’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee, and discusses the detailed issues relating to the Company’s risk management.

Risk Management Division

The Risk Management Division is responsible for conducting detailed policies, procedures and working processes relating to the Company’s risk management.

22

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk is considered.

4.2.2 Credit Risk Management

The Company measures expected losses on assets that are subject to credit risk management and uses it as a management indicator.

4.2.3 Maximum Exposure to Credit Risk

The Company’s maximum exposures of financial instruments to credit risk without consideration of collateral values as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Due from financial institutions	~~W~~	115,065	~~W~~	324,947
Loans		29,415		—
Other financial assets		18,625		16,704

	~~W~~	163,105	~~W~~	341,651

4.2.4 Credit Risk of Loans

The Company maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Company recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under Korean IFRS, an impairment loss is based on losses incurred at the end of the reporting period. Therefore, the Company does not recognize losses expected as a result of future events. The Company measures inherent incurred losses on loans and presents them in the separate financial statements through the use of an allowance account which is offset against the related loans.

Loans are classified as follows:

(In millions of Korean won)	2016			2015
	Corporate loans		Percentage (%)	Corporate loans		Percentage (%)
Loans
Neither past due nor impaired	~~W~~	29,415	100.00	~~W~~	—	—
Past due but not impaired		—	—		—	—
Impaired		—	—		—	—

		29,415	100.00		—	—

Less: Allowances		—	—		—	—

Carrying amount	~~W~~	29,415	100.00	~~W~~	—	—

23

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Credit quality of loans that are neither past due nor impaired are as follows:

	Corporate Loans
(In millions of Korean won)	2016		2015
Grade 1	~~W~~	29,415	~~W~~	—
Grade 2		—		—
Grade 3		—		—
Grade 4		—		—
Grade 5		—		—

	~~W~~	29,415	~~W~~	—

Credit quality of loans graded according to the probability of default are as follows:

Range of PD(%) (Probability of Default)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

4.2.5 Credit Risk Concentration Analysis

Details of the Company’s loans by country as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Corporate loans		%	Allowances		Carrying amount
Korea	~~W~~	29,415	100.00	~~W~~	—	~~W~~	29,415

	~~W~~	29,415	100.00	~~W~~	—	~~W~~	29,415

(In millions of Korean won)	2015
	Corporate loans		%	Allowances		Carrying amount
Korea	~~W~~	—	—	~~W~~	—	~~W~~	—

	~~W~~	—	—	~~W~~	—	~~W~~	—

Details of the Company’s corporate loans by industry as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	29,415	100.00	~~W~~	—	~~W~~	29,415

		~~W~~ 29,415	100.00	~~W~~	—	~~W~~	29,415

(In millions of Korean won)	2015
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	—	—	~~W~~	—	~~W~~	—

	~~W~~	—	—	~~W~~	—	~~W~~	—

24

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

4.3 Liquidity Risk

4.3.1 Overview of Liquidity Risk

Liquidity risk is a risk that the Company becomes insolvency due to uncertain liquidity caused by unexpected cash outflows, or a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets and liabilities. The Company discloses them by maturity group; such as, on demand, up to one month, between over one month and three months, between over three months and 12 months, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the financial statements that are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

4.3.2. Liquidity Risk Management

The liquidity risk is managed by liquidity management principles and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Company.

4.3.3. Analysis of Remaining Contractual Maturity of Financial Assets and Liabilities

The remaining contractual maturity of financial assets and liabilities as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	115,173	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	115,173
Financial assets designated at fair value through profit or loss[2]		—		—		—		—		—		246,656		246,656
Loans		—		29,415		—		—		—		—		29,415
Other financial assets		—		1		—		18,197		—		—		18,198

		~~W~~115,173	~~W~~	29,416	~~W~~	—	~~W~~	18,197	~~W~~	—	~~W~~	246,656	~~W~~	409,442

25

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

	2016
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Debts	~~W~~	—	~~W~~	547	~~W~~	180,517	~~W~~	170,026	~~W~~	—	~~W~~	—	~~W~~	351,090
Debentures		—		1,322		166,637		50,477		2,691,848		852,433		3,762,717
Other financial liabilities		—		3,831		—		—		—		—		3,831

	~~W~~	—	~~W~~	5,700	~~W~~	347,154	~~W~~	220,503	~~W~~	2,691,848	~~W~~	852,433	~~W~~	4,117,638

(In millions of Korean won)	2015
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	325,199	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	325,199
Loans		—		—		—		—		—		99,118		99,118
Other financial assets		—		1		—		16,565		—		—		16,566

	~~W~~	325,199	~~W~~	1	~~W~~	—	~~W~~	16,565	~~W~~	—	~~W~~	99,118	~~W~~	440,883

Financial liabilities
Debentures	~~W~~	—	~~W~~	—	~~W~~	10,868	~~W~~	181,428	~~W~~	1,295,080	~~W~~	320,804	~~W~~	1,808,180
Other financial liabilities		—		3,288		—		—		—		—		3,288

	~~W~~	—	~~W~~	3,288	~~W~~	10,868	~~W~~	181,428	~~W~~	1,295,080	~~W~~	320,804	~~W~~	1,811,468

[1]	The amount of ~~W~~3 million, which is restricted amount due from the financial institutions as of December 31, 2016 and 2015, is excluded.
[2]	Financial assets designated at fair value through profit or loss and hybrid capital instruments are included in the ‘Over 5 years’ category according to their remaining contractual maturity because the assets’ point of sale is uncertain.

4.4 Market Risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors; such as, interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments. The most significant risk of the Company is interest rate risk.

4.4.2 Interest Rate Risk

Definition of interest rate risk

Interest rate risk is the risk that the fair value or future cash flows arising from interest income and interest cost that will fluctuate due to changes in interest.

26

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Observation method and management indicator on interest rate risk

The main objective of interest rate risk management is to protect asset values against interest rate fluctuations. The Company manages the risk through Value at Risk measurement and management for the interest rate.

Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk at a 99.9% confidence level. The measurement results of risk as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Interest rate VaR	~~W~~	90,443	~~W~~	43,091

4.5 Capital Adequacy

The Company complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank for International Settlements in June 2011, and was implemented in Korea in December 2013. The Group is required to maintain a minimum Common Equity Tier 1 ratio of at least 5.375%(2015: 4.5%), a minimum Tier 1 ratio of 6.875%(2015: 6.0%) and a minimum Total Regulatory Capital ratio of 8.875%(2015: 8.0%) as of December 31, 2016.

The Group’s equity capital is classified into three categories in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies as below:

•	Common Equity Tier 1 Capital: Common equity Tier 1 Capital represents the issued capital that takes the first and proportionately greatest share of any losses and represents the most subordinated claim in liquidation of the Group, and not repaid outside of liquidation. It includes common shares issued, capital surplus, retained earnings, non-controlling interests of consolidated subsidiaries, accumulated other comprehensive income, other capital surplus and others.

•	Additional Tier 1 Capital: Additional Tier 1 Capital includes (i) perpetual instruments issued by the Group that meet the criteria for inclusion in Additional Tier 1 capital, and (ii) stock surplus resulting from the issue of instruments included in Additional Tier 1 capital and others.

•	Tier 2 Capital: Tier 2 Capital represents the capital that takes the proportionate share of losses in the liquidation of the Group. Tier 2 Capital includes a fund raised by issuing subordinated debentures maturing in not less than 5 years that meet the criteria for inclusion in Additional Tier 2 capital, and the allowance for loan losses which are accumulated for assets classified as normal or precautionary as a result of classification of asset soundness in accordance with Regulation on Supervision of Financial Holding Companies and others.

Risk weighted asset means the inherent risks in the total assets held by the Group. The Group calculates risk weighted asset by each risk (credit risk, market risk, and operational risk) based on the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies and uses it for BIS ratio calculation.

27

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

The Group assesses and monitors its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and Internal Capital (amount of capital enough to cover all significant risks under target credit rate set by the Group). The Group monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy.

Internal Capital is the amount of capital to prevent the inability of payment due to unexpected loss in the future. The Group measures, allocates and monitors Internal Capital by risk type and subsidiaries.

The Risk Management Council of the Company determines the Group’s risk appetite and allocates Internal Capital by risk type and subsidiary. Each subsidiary efficiently operates its capital within a range of allocated Internal Capital. The Risk Management Department of the Company monitors the limit on Internal Capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the Internal Capital is expected to exceed the limits due to new business or business expansion.

Details of the Group’s capital adequacy calculation in line with Basel III, as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Equity Capital:	~~W~~	31,103,291	~~W~~	29,140,025
Tier 1 Capital		29,264,494		25,585,979
Common Equity Tier 1 Capital		29,013,954		25,351,910
Additional Tier 1 Capital		250,540		234,069
Tier 2 Capital		1,838,797		3,554,046
Risk-weighted assets:		203,649,442		188,212,825
Equity Capital (%):		15.27		15.48
Tier 1 Capital (%)		14.37		13.59
Common Equity Tier 1 Capital (%)		14.25		13.47

28

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

5. Financial Assets and Financial Liabilities

5.1 Classification and Fair value of Financial Instruments

The carrying amounts and fair value of financial assets and liabilities by category as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Carrying amount		Fair value
Financial assets
Financial assets designated at fair value through profit or loss	~~W~~	246,656	~~W~~	246,656
Loans and receivables
Cash and due from financial institutions		115,065		115,065
Loans		29,415		29,415
Other financial assets		18,625		18,625

	~~W~~	409,761	~~W~~	409,761

Financial liabilities
Financial liabilities at amortized cost
Debts	~~W~~	350,000	~~W~~	350,000
Debentures		3,474,200		3,465,441
Other financial liabilities		10,450		10,450

	~~W~~	3,834,650	~~W~~	3,825,891

(In millions of Korean won)	2015
	Carrying amount		Fair value
Financial assets
Financial assets designated at fair value through profit or loss	~~W~~	99,118	~~W~~	99,118
Loans and receivables
Cash and due from financial institutions		324,947		324,947
Other financial assets		16,704		16,704

	~~W~~	440,769	~~W~~	440,769

Financial liabilities
Financial liabilities at amortized cost
Debentures	~~W~~	1,647,117	~~W~~	1,678,308
Other financial liabilities		6,501		6,501

	~~W~~	1,653,618	~~W~~	1,684,809

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Company discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

29

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions

The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model.

Investment securities

The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Imputed Market Value Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Derivatives

For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Company uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or valuation results from independent external professional valuation institution.

Loans

DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Debts

Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities

The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

30

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Fair value hierarchy

The Company believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Company classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets measured at fair value in the statement of financial position as of December 31, 2016 and 2015, is as follows:

(In millions of Korean won)	2016
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets designated at fair value through profit or loss Derivative-linked securities	~~W~~	—	~~W~~	—	~~W~~	246,656	~~W~~	246,656

(In millions of Korean won)	2015
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets designated at fair value through profit or loss Derivative-linked securities	~~W~~	—	~~W~~	—	~~W~~	99,118	~~W~~	99,118

31

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose fair values are disclosed as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	—	~~W~~	115,065	~~W~~	—	~~W~~	115,065
Loans[2]		—		—		29,415		29,415
Other financial assets[3]		—		—		18,625		18,625

	~~W~~	—	~~W~~	115,065	~~W~~	48,040	~~W~~	163,105

Financial liabilities
Debts[4]	~~W~~	—	~~W~~	350,000	~~W~~	—	~~W~~	350,000
Debentures		—		3,465,441		—		3,465,441
Other financial liabilities[3]		—		—		10,450		10,450

	~~W~~	—	~~W~~	3,815,441	~~W~~	10,450	~~W~~	3,825,891

(In millions of Korean won)	2015
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	—	~~W~~	324,947	~~W~~	—	~~W~~	324,947
Other financial assets[3]		—		—		16,704		16,704

	~~W~~	—	~~W~~	324,947	~~W~~	16,704	~~W~~	341,651

Financial liabilities
Debentures	~~W~~	—	~~W~~	1,678,308	~~W~~	—	~~W~~	1,678,308
Other financial liabilities[3]		—		—		6,501		6,501

	~~W~~	—	~~W~~	1,678,308	~~W~~	6,501	~~W~~	1,684,809

[1]	Because due from financial institutions classified as level 2 are deposits on demand, we regarded the carrying amount as representative of fair value.
[2]	Because loans classified as level 3 are loans with residual maturity of less than one month, we regarded the carrying amount as representative of fair value.
[3]	Other financial assets and other financial liabilities classified as level 3 are regarded as the carrying amount as representative of fair value.
[4]	Debts classified as level 2 are regarded as the carrying amount as representative of fair value.

32

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Valuation techniques and inputs used in the fair value measurement

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value are not subject to disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Fair value				Valuation Techniques	Inputs
	2016		2015
Financial liabilities
Debentures	~~W~~	3,465,441	~~W~~	1,678,308	DCF model	Discount rate

5.2 Level 3 of the Fair Value Hierarchy Disclosure

5.2.1 Valuation Policy and Process for Fair Value Measurement Categorized Within Level 3

The Company uses external, independent and qualified professional valuer’s valuation to determine the fair value of the Company’s assets at the end of every reporting period.

5.2.2 Changes in fair value (Level 3) measured using valuation technique based on assumption that is unobservable in the market

Details of changes in Level 3 of the fair value hierarchy for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Financial assets at fair value through profit or loss
	Financial assets designated at fair value through profit or loss
Beginning balance	~~W~~	99,118
Total gains or losses
- Profit or loss for the period		(2,462)
- Other comprehensive income		—
Purchases		150,000
Sales		—
Issues		—
Settlements		—
Transfers into Level 3		—
Transfers out of Level 3		—

Ending balance	~~W~~	246,656

33

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Financial assets at fair value through profit or loss
	Financial assets designated at fair value through profit or loss
Beginning balance	~~W~~	—
Total gains or losses
- Profit or loss for the period		(882)
- Other comprehensive income		—
Purchases		100,000
Sales		—
Issues		—
Settlements		—
Transfers into Level 3		—
Transfers out of Level 3		—

Ending balance	~~W~~	99,118

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and profit or loss from financial instruments held at the end of the reporting period in the statement of comprehensive income for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Gains from financial investments at fair value through profit or loss		Other operating income		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	(2,462)	~~W~~	—	~~W~~	—
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	~~W~~	(2,462)	~~W~~	—	~~W~~	—

(In millions of Korean won)	2015
	Losses from financial investments at fair value through profit or loss		Other operating income		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	(882)	~~W~~	—	~~W~~	—
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		(882)		—		—

34

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

5.2.3 Sensitivity Analysis of Changes in Unobservable Inputs

Information about fair value measurements using unobservable inputs as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities	~~W~~	246,656	Hull and White Model, Monte Carlo Simulation, DCF Model	Discount rate, Volatility of interest rate	Discount rate Volatility of interest rate	2.56~4.92 0.54	The lower the discount rate, the higher the fair value The higher the volatility, the higher the fair value fluctuation

(In millions of Korean won)	2015
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities	~~W~~	99,118	Hull and White Model, Monte Carlo Simulation, DCF Model	Discount rate, Volatility of interest rate	Discount rate Volatility of interest rate	2.75~5.07 0.45	The lower the discount rate, the higher the fair value The higher the volatility, the higher the fair value fluctuation

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable outcome. There are derivative-linked securities whose fair value changes are recognized in profit or loss.

35

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

The results of the sensitivity analysis from changes in inputs are as follows:

(In millions of Korean won)	2016
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss Derivative-linked securities[1]	~~W~~	8,827	~~W~~	(8,577)	~~W~~	—	~~W~~	—

(In millions of Korean won)	2015
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss Derivative-linked securities[1]	~~W~~	6,422	~~W~~	(5,867)	~~W~~	—	~~W~~	—

[1]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, discount rate, the correlation of rates of long-term interest rate and short-term interest rate, or the volatility of the interest rate is shifted by ± 1%.

5.3 Offsetting Financial Assets and Financial Liabilities

The Company entered into master netting agreement with the counterparty through International Derivatives Swaps and Dealers Association (“ISDA”) or other similar agreements in relation to Over-the-counter derivatives and foreign exchange spot transaction. Repurchase agreements and stock lending and borrowing transactions of the Company are offset through similar netting agreements as derivatives. In accordance with the master netting agreement, the contact with the counterparty is terminated in certain circumstances; such as, bankruptcy or insolvency. At the termination, the receivables and payment of the counterparty offset, and receive/pay the net balance from/to the counterparty. Besides the financial instruments mentioned above, the Company has other financial instruments; such as, domestic exchange transactions and marketable securities, receivables and payable relating to derivative instruments. Theses financial instruments are settled at net basis in accordance with the legal net obligations; therefore, they are presented in the statement of financial position after offset.

36

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

5.3.1 Details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreement as of December 31, 2016 are as follows:

(In millions of Korean won)	2016
							Amount not offset
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Reverse repurchase agreements	~~W~~	29,415	~~W~~	—	~~W~~	29,415	~~W~~	(29,415)	~~W~~	—	~~W~~	—

	~~W~~	29,415	~~W~~	—	~~W~~	29,415	~~W~~	(29,415)	~~W~~	—	~~W~~	—

5.3.2 The fair value of collateral available to sell or repledge, sold or repledged, regardless of debtor’s default, as of December 31, 2016, are as follows:

(In millions of Korean won)	2016
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	~~W~~	30,887	~~W~~	—	~~W~~	30,887

6. Due from Financial Institution

Details of due from financial institution as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%) (As of December 31, 2016)	2016		2015
Due from financial institution in Korean won	Due from banks	Kookmin Bank	0.00 ~ 1.03	~~W~~	57,967	~~W~~	324,947
		Standard Chartered Bank	1.00		863		—
		KEB Hana Bank	1.15		3,294		—
	Due from others	The Korea Securities Finance Corporation	1.29		52,941		—

				~~W~~	115,065	~~W~~	324,947

Details of a maturity analysis of due from financial institution, excluding restricted cash, as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	~~W~~	115,062	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	115,062

37

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	~~W~~	324,944	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	324,944

Restricted cash from financial institution as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Financial Institution	2016		2015		Reason for restriction
Due from financial institution in Korean won	Kookmin Bank	~~W~~	3	~~W~~	3	Pledged as collateral for the overdraft establishment

7. Financial Assets at Fair Value through Profit or Loss

Financial assets at fair value through profit or losses as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Financial assets designated at fair value through profit or loss
Derivative-linked securities	~~W~~	246,656	~~W~~	99,118

8. Loans

Details of loans as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Loans	~~W~~	29,415	~~W~~	—
Less: Allowances for loan losses		—		—

Carrying amount	~~W~~	29,415	~~W~~	—

Details of loan types and customer types of loans to customers, other than banks, as of December 31, 2016 is as follows:

(In millions of Korean won)	2016
	Retail		Corporate		Credit card		Total
Reverse repurchase agreements	~~W~~	—	~~W~~	29,415	~~W~~	—	~~W~~	29,415

		—		29,415		—		29,415

Proportion (%)		—		100.00		—		100.00
Less: Allowances		—		—		—		—

	~~W~~	—	~~W~~	29,415	~~W~~	—	~~W~~	29,415

38

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

9. Investments in Subsidiaries

Details of subsidiaries as of December 31, 2016, are as follows:

Name of subsidiary	Industry	Location
Kookmin Bank	Banking and domestic, foreign exchange transaction	Korea
KB Securities Co., Ltd.	Financial investment	Korea
KB Kookmin Card Co., Ltd.	Credit card	Korea
KB Life Insurance Co., Ltd.	Life insurance	Korea
KB Asset Management Co., Ltd.	Investment advisory and collective investment	Korea
KB Capital Co., Ltd.	Financial leasing	Korea
KB Savings Bank Co., Ltd.	Savings banking	Korea
KB Real Estate Trust Co., Ltd.	Real estate trust management	Korea
KB Investment Co., Ltd.	Capital investment	Korea
KB Credit Information Co., Ltd.	Collection of receivables and credit investigation	Korea
KB Data System Co., Ltd.	System software, development and supply	Korea

Investments in subsidiaries as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won, except for shares and ownership %)	Number of Issued Shares	Ownership(%)	Carrying amount
Name of subsidiary	As of December31, 2016		2016		2015
Kookmin Bank	404,379,116	100.00	~~W~~	14,821,721	~~W~~	14,821,721
KB Securities Co., Ltd.	298,620,424	100.00		3,342,391		—
KB Kookmin Card Co., Ltd.	92,000,000	100.00		1,953,175		1,953,175
KB Investment & Securities Co., Ltd.[1]	—	—		—		507,212
KB Life Insurance Co., Ltd.	91,200,000	100.00		485,314		485,314
KB Asset Management Co., Ltd.	7,667,550	100.00		96,312		96,312
KB Capital Co., Ltd.	11,180,630	52.02		279,870		279,870
KB Savings Bank Co., Ltd.	8,001,912	100.00		157,544		157,544
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		121,553		121,553
KB Investment Co., Ltd.	8,951,797	100.00		104,910		104,910
KB Credit Information Co., Ltd.	1,252,400	100.00		23,621		23,621
KB Data System Co., Ltd.	800,000	100.00		6,334		6,334

			~~W~~	21,392,745	~~W~~	18,557,566

1.	In 2016, the Company acquired 100% shares of Hyundai Securities Co., Ltd. by acquisition and comprehensive exchange of shares and also merged with KB Investment & Securities Co., Ltd. and changed the name to KB Securities Co., Ltd.

39

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Changes in accumulated impairment losses on investments in subsidiaries for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Beginning		Impairment		Others		Ending
Accumulated impairment losses on investments in subsidiaries[1]	~~W~~	(51,742)	~~W~~	—	~~W~~	—	~~W~~	(51,742)

(In millions of Korean won)	2015
	Beginning		Impairment		Others		Ending
Accumulated impairment losses on investments in subsidiaries[1]	~~W~~	(51,742)	~~W~~	—	~~W~~	—	~~W~~	(51,742)

[1]	The industry environment of savings banks has deteriorated continuously and their performance fell short of expectations primarily due to a decline of benchmark interest rate. Considering the recent downturn, the Company recognized the impairment loss on investment in KB Savings Bank Co., Ltd.

10. Investments in Associates

Details of investments in associates as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
Name of associates	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB Insurance Co., Ltd.	39.81	~~W~~	1,053,690	~~W~~	1,393,320	~~W~~	1,053,690	Non-life insurance	Korea

(In millions of Korean won)	2015
Name of associate	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB Insurance Co., Ltd.	33.29	~~W~~	883,065	~~W~~	1,077,380	~~W~~	883,065	Non-life insurance	Korea

Changes in investments in associates for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
Name of associate	Beginning		Acquisition		Disposal		Impairment		Ending
KB Insurance Co., Ltd.	~~W~~	883,065	~~W~~	170,625	~~W~~	—	~~W~~	—	~~W~~	1,053,690
Hyundai Securities Co., Ltd.		—		1,349,850		(1,349,850)		—		—

	~~W~~	883,065	~~W~~	1,520,475	~~W~~	(1,349,850)	~~W~~	—	~~W~~	1,053,690

(In millions of Korean won)	2015
Name of associate	Beginning		Acquisition		Disposal		Impairment		Ending
KB Insurance Co., Ltd.	~~W~~	—	~~W~~	883,065	~~W~~	—	~~W~~	—	~~W~~	883,065

40

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

11. Property and Equipment

Details of property and equipment as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	791	~~W~~	(679)	~~W~~	—	~~W~~	112
Equipment and others		5,046		(4,689)		—		357

	~~W~~	5,837	~~W~~	(5,368)	~~W~~	—	~~W~~	469

(In millions of Korean won)	2015
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	771	~~W~~	(573)	~~W~~	—	~~W~~	198
Equipment and others		4,903		(4,523)		—		380

	~~W~~	5,674	~~W~~	(5,096)	~~W~~	—	~~W~~	578

The changes in property and equipment for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Beginning		Acquisition		Depreciation		Ending
Leasehold improvements	~~W~~	198	~~W~~	20	~~W~~	(106)	~~W~~	112
Equipment and vehicles		380		143		(166)		357

	~~W~~	578	~~W~~	163	~~W~~	(272)	~~W~~	469

(In millions of Korean won)	2015
	Beginning		Acquisition		Depreciation		Ending
Leasehold improvements	~~W~~	104	~~W~~	250	~~W~~	(156)	~~W~~	198
Equipment and vehicles		410		151		(181)		380

	~~W~~	514	~~W~~	401	~~W~~	(337)	~~W~~	578

41

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

12. Intangible Assets

Details of intangible assets as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	2,615	~~W~~	(2,450)	~~W~~	—	~~W~~	165
Membership rights		9,531		—		(1,962)		7,569
Other intangible assets		3,657		(3,299)		—		358

	~~W~~	15,803	~~W~~	(5,749)	~~W~~	(1,962)	~~W~~	8,092

(In millions of Korean won)	2015
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	2,612	~~W~~	(2,237)	~~W~~	—	~~W~~	375
Membership rights		9,439		—		(2,060)		7,379
Other intangible assets		3,657		(2,983)		—		674

	~~W~~	15,708	~~W~~	(5,220)	~~W~~	(2,060)	~~W~~	8,428

The changes in intangible assets for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Beginning		Acquisition		Disposal		Amortization		Reversal[1]		Ending
Software	~~W~~	375	~~W~~	3	~~W~~	—	~~W~~	(213)	~~W~~	—	~~W~~	165
Membership rights		7,379		104		(12)		—		98		7,569
Other intangible assets		674		—		—		(316)		—		358

	~~W~~	8,428	~~W~~	107	~~W~~	(12)	~~W~~	(529)	~~W~~	98	~~W~~	8,092

(In millions of Korean won)	2015
	Beginning		Acquisition		Disposal		Amortization		Impairment[1]		Ending
Software	~~W~~	549	~~W~~	42	~~W~~	—	~~W~~	(216)	~~W~~	—	~~W~~	375
Membership rights		7,509		102		(157)		—		(75)		7,379
Other intangible assets		626		342		—		(294)		—		674

	~~W~~	8,684	~~W~~	486	~~W~~	(157)	~~W~~	(510)	~~W~~	(75)	~~W~~	8,428

[1]	Impairment loss for membership rights of other intangible assets with indefinite useful life was recognized when its recoverable amount is lower than its carrying amount and reversal of impairment losses was recognized when its recoverable amount is higher than its carrying amount.

The changes in accumulated impairment losses on intangible assets for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Beginning		Reversal		Disposal		Ending
Accumulated impairment losses on intangible assets	~~W~~	(2,060)	~~W~~	98	~~W~~	—	~~W~~	(1,962)

42

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Beginning		Impairment		Disposal		Ending
Accumulated impairment losses on intangible assets	~~W~~	(1,988)	~~W~~	(75)	~~W~~	3	~~W~~	(2,060)

13. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Assets		Liabilities		Net amounts
Share-based payments	~~W~~	2,189	~~W~~	—	~~W~~	2,189
Membership rights		475		—		475
Defined benefit obligation		1,267		—		1,267
Plan assets		—		(736)		(736)
Short-term employee benefits		381		—		381
Others		1,028		—		1,028

		5,340		(736)		4,604

Offsetting of deferred tax assets and liabilities		(736)		736		—

	~~W~~	4,604	~~W~~	—	~~W~~	4,604

(In millions of Korean won)	2015
	Assets		Liabilities		Net amounts
Share-based payments	~~W~~	2,270	~~W~~	—	~~W~~	2,270
Membership rights		499		—		499
Defined benefit obligation		1,308		—		1,308
Plan assets		—		(502)		(502)
Short-term employee benefits		309		—		309
Others		631		—		631

		5,017		(502)		4,515

Offsetting of deferred tax assets and liabilities		(502)		502		—

	~~W~~	4,515	~~W~~	—	~~W~~	4,515

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ~~W~~2,896,164 million, ~~W~~66,162 million and ~~W~~51,742 million associated with investments in subsidiaries, tax loss carryforwards and impairment losses on investments in subsidiaries, respectively, as of December 31, 2016, due to the uncertainty that all these will be realized in the future.

43

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ~~W~~2,395,805 million associated with investments in subsidiaries as of December 31, 2016, due to the following reasons:

•	The Company is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not reverse in the foreseeable future.

The changes in cumulative temporary differences for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	~~W~~	9,380	~~W~~	4,059	~~W~~	3,724	~~W~~	9,045
Membership rights		2,061		101		2		1,962
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		5,405		2,073		1,904		5,236
Short-term employee benefits		1,279		1,279		1,573		1,573
Tax loss carryforwards		66,162		—		—		66,162
Impairment losses on investments in subsidiaries		51,742		—		—		51,742
Others		2,608		1,723		3,364		4,249

		3,034,801	~~W~~	9,235	~~W~~	10,567		3,036,133

Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,896,164
Tax loss carryforwards		66,162						66,162
Impairment losses on investments in subsidiaries		51,742						51,742

		20,733						22,065

Tax rate (%)		24.2						24.2

Deferred income tax assets from deductible temporary differences	~~W~~	5,017					~~W~~	5,340

Taxable temporary differences
Investments in subsidiaries	~~W~~	(2,395,805)	~~W~~	—	~~W~~	—	~~W~~	(2,395,805)
Plan assets		(2,073)		(2,073)		(3,041)		(3,041)

		(2,397,878)	~~W~~	(2,073)	~~W~~	(3,041)		(2,398,846)

Unrecognized deferred income tax liabilities:
Investments in subsidiaries		(2,395,805)						(2,395,805)

		(2,073)						(3,041)

Tax rate (%)		24.2						24.2

Deferred income tax liabilities from taxable temporary differences	~~W~~	(502)					~~W~~	(736)

44

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	~~W~~	9,136	~~W~~	1,555	~~W~~	1,799	~~W~~	9,380
Membership rights		1,989		3		75		2,061
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		6,401		4,178		3,182		5,405
Short-term employee benefits		1,179		1,179		1,279		1,279
Tax loss carryforwards		66,162		—		—		66,162
Impairment losses on investments in subsidiaries		51,742		—		—		51,742
Others		1,749		1,743		2,602		2,608

		3,034,522	~~W~~	8,658	~~W~~	8,937		3,034,801

Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,896,164
Tax loss carryforwards		66,162						66,162
Impairment losses on investments in subsidiaries		51,742						51,742

		20,454						20,733

Tax rate (%)		24.2						24.2

Deferred income tax assets from deductible temporary differences	~~W~~	4,950					~~W~~	5,017

Taxable temporary differences
Investments in subsidiaries	~~W~~	(2,395,805)	~~W~~	—	~~W~~	—	~~W~~	(2,395,805)
Plan assets		(3,556)		(4,179)		(2,696)		(2,073)

		(2,399,361)	~~W~~	(4,179)	~~W~~	(2,696)		(2,397,878)

Unrecognized deferred income tax liabilities:
Investments in subsidiaries		(2,395,805)						(2,395,805)

		(3,556)						(2,073)

Tax rate (%)		24.2						24.2

Deferred income tax liabilities from taxable temporary differences	~~W~~	(861)					~~W~~	(502)

45

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

14. Other Assets

Details of other assets as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Other financial assets
Accrued income	~~W~~	663	~~W~~	341
Guarantee deposits		17,962		16,363

		18,625		16,704

Other non-financial assets
Receivables		498,866		120,511
Prepaid expenses		1,725		673
Guarantee deposits		—		43
Advance payments		7		23

		500,598		121,250

	~~W~~	519,223	~~W~~	137,954

15. Debts

Debts as of December 31, 2016 and 2015, consist of:

(In millions of Korean won)	2016		2015
Borrowings	~~W~~	350,000	~~W~~	—

Details of borrowings as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	2016		2015
Borrowings in Korean won	Other borrowings	KTB Investment & Securities Co., Ltd. and Others	1.83	~~W~~	180,000	~~W~~	—
		Samsung Securities Co., Ltd.	1.85		170,000		—

				~~W~~	350,000	~~W~~	—

The maturities of debts as of December 31, 2016, is as follows:

(In millions of Korean won)	2016
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Borrowings in Korean won	~~W~~	180,000	~~W~~	170,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	350,000

46

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

16.	Debentures

Details of debentures as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Issued date	Expiration date	Annual interest rates (%) As of December. 31, 2016	2016		2015
Unguaranteed debentures No. 3-1	Aug. 13, 2013	Aug. 13, 2016	3.14	~~W~~	—	~~W~~	150,000
Unguaranteed debentures No. 3-2	Aug. 13, 2013	Aug. 13, 2018	3.46		130,000		130,000
Unguaranteed debentures No. 3-3	Aug. 13, 2013	Aug. 13, 2020	3.65		70,000		70,000
Unguaranteed debentures No. 4	Mar. 17, 2014	Mar. 17, 2017	3.02		150,000		150,000
Unguaranteed debentures No. 5-1	Mar. 19, 2014	Mar. 19, 2019	3.31		80,000		80,000
Unguaranteed debentures No. 5-2	Mar. 19, 2014	Mar. 19, 2021	3.50		50,000		50,000
Unguaranteed debentures No. 6	Feb. 26, 2015	Feb. 26, 2022	2.38		30,000		30,000
Unguaranteed debentures No. 7	June 23, 2015	June 23, 2018	1.98		150,000		150,000
Unguaranteed debentures No. 8	June 23, 2015	June 23, 2020	2.34		100,000		100,000
Unguaranteed debentures No. 9	June 23, 2015	June 23, 2022	2.52		150,000		150,000
Unguaranteed debentures No. 10	Sept 17, 2015	Sept 17, 2020	2.16		20,000		20,000
Unguaranteed debentures No. 11	Sept 23, 2015	Sept 23, 2020	2.06		30,000		30,000
Unguaranteed debentures No. 12-1	Nov. 27, 2015	Nov. 27, 2018	2.07		80,000		80,000
Unguaranteed debentures No. 12-2	Nov. 27, 2015	Nov. 27, 2020	2.26		110,000		110,000
Unguaranteed debentures No. 12-3	Nov. 27, 2015	Nov. 27, 2022	2.38		50,000		50,000
Unguaranteed debentures No. 13	Dec. 04, 2015	Dec. 04, 2018	2.09		130,000		130,000
Unguaranteed debentures No. 14-1	Dec. 09, 2015	Dec. 09, 2020	2.27		140,000		140,000
Unguaranteed debentures No. 14-2	Dec. 09, 2015	Dec. 09, 2022	2.38		30,000		30,000
Unguaranteed debentures No. 15-1	May 12, 2016	May 12, 2019	1.61		180,000		—
Unguaranteed debentures No. 15-2	May 12, 2016	May 12, 2021	1.72		220,000		—
Unguaranteed debentures No. 15-3	May 12, 2016	May 12, 2026	2.01		200,000		—
Unguaranteed debentures No. 16-1	May 27, 2016	May 27, 2019	1.67		240,000		—
Unguaranteed debentures No. 16-2	May 27, 2016	May 27, 2021	1.78		60,000		—
Unguaranteed debentures No. 16-3	May 27, 2016	May 27, 2023	1.91		150,000		—
Unguaranteed debentures No. 17	June 27, 2016	June 27, 2021	1.51		50,000		—

47

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Unguaranteed debentures No. 18-1	July 25, 2016	July 25, 2019	1.38		170,000		—
Unguaranteed debentures No. 18-2	July 25, 2016	July 25, 2021	1.45		110,000		—
Unguaranteed debentures No. 18-3	July 25, 2016	July 25, 2026	1.69		80,000		—
Unguaranteed debentures No. 19-1	Aug. 25, 2016	Aug. 24, 2018	1.35		200,000		—
Unguaranteed debentures No. 19-2	Aug. 25, 2016	Aug. 25, 2021	1.46		100,000		—
Unguaranteed debentures No. 19-3	Aug. 25, 2016	Aug. 25, 2026	1.69		120,000		—
Unguaranteed debentures No. 20-1	Nov. 28, 2016	Nov. 28, 2019	2.13		50,000		—
Unguaranteed debentures No. 20-2	Nov. 28, 2016	Nov. 28, 2021	2.28		50,000		—

					3,480,000		1,650,000
	Less: Bond Discounts				(5,800)		(2,883)

				~~W~~	3,474,200	~~W~~	1,647,117

The maturities of debentures as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	150,000	~~W~~	—	~~W~~	—	~~W~~	1,410,000	~~W~~	1,920,000	~~W~~	3,480,000

(In millions of Korean won)	2015
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	—	~~W~~	—	~~W~~	150,000	~~W~~	640,000	~~W~~	860,000	~~W~~	1,650,000

Changes in debentures based on face value for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	1,650,000	~~W~~	1,980,000	~~W~~	(150,000)	~~W~~	3,480,000

(In millions of Korean won)	2015
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	630,000	~~W~~	1,020,000	~~W~~	—	~~W~~	1,650,000

17.	Net Defined Benefit Liabilities

Defined benefit plan

The Company operates defined benefit plans which have the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

48

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Company.

The defined benefit obligation recognized in the statements of financial position is calculated by independent actuaries in accordance with actuarial valuation method.

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). The data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual result due to change in the market, economic trend and mortality trend which may impact defined benefit obligation liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

Changes in the defined benefit obligation for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	15,385	~~W~~	(14,794)	~~W~~	591
Current service cost		2,035		—		2,035
Interest cost(income)		381		(366)		15
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		—		—		—
Actuarial gains and losses by changes in financial assumptions		(871)		—		(871)
Actuarial gains and losses by experience adjustments		359		—		359
Return on plan assets (excluding amounts included in interest income)		—		200		200
Contributions		—		(2,586)		(2,586)
Payments from plans (benefit payments)		(1,436)		1,436		—
Payments from the Company		(2)		—		(2)
Transfer in		1,222		(1,156)		66
Transfer out		(1,998)		1,998		—

Ending	~~W~~	15,075	~~W~~	(15,268)	~~W~~	(193)

49

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of Korean won)	2015
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	13,117	~~W~~	(12,314)	~~W~~	803
Current service cost		1,835		—		1,835
Interest cost(income)		403		(378)		25
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		(616)		—		(616)
Actuarial gains and losses by changes in financial assumptions		(309)		—		(309)
Actuarial gains and losses by experience adjustments		1,751		—		1,751
Return on plan assets (excluding amounts included in interest income)		—		151		151
Contributions		—		(3,089)		(3,089)
Payments from plans (benefit payments)		(1,687)		1,687		—
Payments from the Company		(79)		—		(79)
Transfer in		3,462		(3,343)		119
Transfer out		(2,492)		2,492		—

Ending	~~W~~	15,385	~~W~~	(14,794)	~~W~~	591

Details of the net defined benefit liabilities as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Present value of defined benefit obligation	~~W~~	15,075	~~W~~	15,385
Fair value of plan assets		(15,268)		(14,794)

Net defined benefit liabilities	~~W~~	(193)	~~W~~	591

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Current service cost	~~W~~	2,035	~~W~~	1,835
Net interest expenses of net defined benefit liabilities		15		25

Post-employment benefits	~~W~~	2,050	~~W~~	1,860

50

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Remeasurements of the net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Remeasurements
Return on plan assets (excluding amounts included in interest income)	~~W~~	(200)	~~W~~	(151)
Actuarial gains and losses		512		(826)
Income tax effects		(75)		236

Remeasurements after income tax	~~W~~	237	~~W~~	(741)

Plan assets as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	15,268	~~W~~	15,268

(In millions of Korean won)	2015
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	14,794	~~W~~	14,794

Key actuarial assumptions used as of December 31, 2016 and 2015, are as follows:

	2016	2015
Discount rate (%)	2.60	2.50
Future salary increase rate (%)	3.75	4.00
Turnover (%)	1.00	1.00

Mortality assumptions are based on the 8th experience-based mortality table(retirement pension) of Korea Insurance Development Institute of 2015.

The sensitivity of the defined benefit obligation to changes in the principal assumptions as of December 31, 2016, is as follows:

			Effect on defined benefit obligation
	Changes in principal assumption		Increase in principal assumption		Decrease in principal assumption
Discount rate (%)	0.5	%p.	5.31	% decrease	5.70	% increase
Salary increase rate (%)	0.5	%p.	5.85	% increase	5.48	% decrease
Turnover (%)	0.5	%p.	0.45	% decrease	0.47	% increase

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

51

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Expected maturity analysis of undiscounted pension benefits (including expected future benefits) as of December 31, 2016, are as follows:

(In millions of Korean won)	Up to 1 year	1 ~ 2 years	2 ~ 5 years	5 ~ 10 years	Over 10 years	Total
Pension benefits	~~W~~146	~~W~~375	~~W~~2,064	~~W~~9,135	~~W~~40,627	~~W~~52,347

The weighted average duration of the defined benefit obligation is 11.3 years.

Expected contribution to plan assets for periods after December 31, 2016, is estimated to be approximately ~~W~~2,000 million.

18.	Other Liabilities

Details of other liabilities as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Other financial liabilities
Payables	~~W~~	2,759	~~W~~	901
Accrued expenses		7,691		5,600

		10,450		6,501

Other non-financial liabilities
Payables		10,989		59,744
Accrued expenses		82,474		56,759
Withholding taxes		615		277

		94,078		116,780

	~~W~~	104,528	~~W~~	123,281

19.	Equity

19.1	Share Capital

Details of share capital as of December 31, 2016 and 2015, are as follows:

	2016		2015
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000
Number of issued shares		418,111,537		386,351,693
Share capital[1]	~~W~~	2,090,558	~~W~~	1,931,758

[1]	In millions of Korean won.

52

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Changes in shares outstanding for the years ended December 31, 2016 and 2015, are as follows:

(In number of shares)	2016	2015
Beginning	386,351,693	386,351,693
Increase	31,759,844	—
Decrease	(19,753,813)	—

Ending	398,357,724	386,351,693

19.2 Capital Surplus

Details of capital surplus as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Share premium	~~W~~	13,190,275	~~W~~	12,226,597
Other capital surplus		1,465,893		1,287,212

	~~W~~	14,656,168	~~W~~	13,513,809

19.3	Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Remeasurements of net defined benefit liabilities	~~W~~	(4,742)	~~W~~	(4,979)

Changes in accumulated other comprehensive income for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(4,979)	~~W~~	312	~~W~~	(75)	~~W~~	(4,742)

(In millions of Korean won)	2015
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(4,238)	~~W~~	(977)	~~W~~	236	~~W~~	(4,979)

19.4	Retained Earnings

Details of retained earnings as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Legal reserves	~~W~~	275,860	~~W~~	251,517
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		604		2,942
Retained earnings before appropriation		1,740,459		1,550,957

	~~W~~	2,998,923	~~W~~	2,787,416

53

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Appropriation of retained earnings

(Expected date of appropriation for 2016: March 24, 2017)

(Date of appropriation for 2015: March 25, 2016)

(In millions of Korean won)	2016		2015
Unappropriated retained earnings
Balance at the beginning of the year	~~W~~	1,150,327	~~W~~	1,307,532
Profit for the year		590,132		243,425

		1,740,459		1,550,957

Transfers such as discretionary reserves
Regulatory reserve for credit losses		—		2,338

		—		2,338

Appropriation of retained earnings
Legal reserve		59,013		24,343
Regulatory reserve for credit losses		1,894		—
Cash dividends		497,969		378,625
(Dividends per common share: ~~W~~1,250(25.0%) in 2016) (Dividends per common share: ~~W~~980 (19.6%) in 2015)

		558,876		402,968

Unappropriated retained earnings to be carried forward	~~W~~	1,181,583	~~W~~	1,150,327

Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of the Supervisory Regulations on Financial Holding Companies.

Details of the regulatory reserve for credit losses as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Beginning	~~W~~	604	~~W~~	2,942
Estimated amounts subject to provision(reversal)		1,894		(2,338)

Ending	~~W~~	2,498	~~W~~	604

54

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

The adjustments to the regulatory reserve for credit losses for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won, except per share amounts)	2016		2015
Provision(reversal) of regulatory reserve for credit losses	~~W~~	1,894	~~W~~	(2,338)
Adjusted profit(loss) after provision of regulatory reserve for credit losses[1]		588,238		245,763
Adjusted basic earnings(loss) per share after provision of regulatory reserve for credit losses[1]		1,533		636
Adjusted diluted earnings(loss) per share after provision of regulatory reserve for credit losses[1]		1,525		633

[1]	Adjusted profit after provision(reversal) of regulatory reserve for credit losses is not in accordance with Korean IFRS and calculated on the assumption that provision(reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit for the period.

19.5	Treasury Shares

Changes in treasury shares outstanding for the year ended December 31, 2016, are as follows:

(In millions of Korean won and in number of shares)	2016
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares[1]		—		19,753,813		—		19,753,813
Carrying amount[1]	~~W~~	—	~~W~~	719,090	~~W~~	—	~~W~~	719,090

[1]	The Company has entered into a trust agreement with Samsung Securities Co., Ltd. to acquire treasury shares amounting to ~~W~~800,000 million in order to enhance shareholder value.

20.	Dividends

The dividends paid to the shareholders of the Parent Company in 2016 and 2015 were ~~W~~378,625 million (~~W~~980 per share) and ~~W~~301,354 million (~~W~~780 per share), respectively. The dividend to the shareholders in respect of the year ended December 31, 2016, of ~~W~~1,250 per share, amounting to total dividends of ~~W~~497,969 million, is to be proposed at the annual general meeting on March 24, 2017. The Company’s separate financial statements as of December 31, 2016, do not reflect this dividend payable.

55

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

21. Net Interest Expense

Interest income(expense) and net interest expense for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Interest income
Due from financial institutions	~~W~~	3,163	~~W~~	1,836
Loans		1,165		45
Other		269		304

		4,597		2,185

Interest expense
Debts		915		71
Debentures		59,606		27,858

		60,521		27,929

Net interest expense	~~W~~	(55,924)	~~W~~	(25,744)

22. Net Fee and Commission Expense

Fee and commission income(expense) and net fee and commission expense for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Fee and commission income
Fees in Korean won	~~W~~	203	~~W~~	—
Fee and commission expense
Fees paid in Korean won		7,306		8,094
Fees paid in foreign currency		111		134

		7,417		8,228

Net fee and commission expense	~~W~~	(7,214)	~~W~~	(8,228)

56

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

23. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss consists of gains or losses related to financial instrument that includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Gains related to financial instruments at fair value through profit or loss
Financial assets designated at fair value through profit or loss	~~W~~	8,092	~~W~~	2,540
Losses related to financial instruments at fair value through profit or loss
Financial assets designated at fair value through profit or loss		(2,820)		(882)

Net gains(losses) on financial instruments at fair value through profit or loss	~~W~~	5,272	~~W~~	1,658

24. Net Other Operating Income

Other operating income or other operating expense for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Other operating income
Dividend income from subsidiaries	~~W~~	686,919	~~W~~	315,527
Dividend income from associate		7,989		—

		694,908		315,527

Other operating expense		—		—

Net other operating income	~~W~~	694,908	~~W~~	315,527

25. General and Administrative Expenses

Details of general and administrative expenses for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Employee benefits
Salaries and other short-term employee benefits - Salaries	~~W~~	20,548	~~W~~	20,870
Salaries and other short-term employee benefits - Others		3,580		4,016
Termination benefits		—		163
Post employment benefits - defined benefit plans		2,050		1,860
Post employment benefits - defined contribution plans		17		6
Share-based payments		3,724		1,799

		29,919		28,714

Depreciation and amortization		801		846

57

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Other general and administrative expenses
Travel		403		343
Communications		455		394
Tax and dues		292		233
Publication		197		175
Rental expense		1,566		1,519
Vehicle		144		146
Service fees		6,136		1,959
Advertising		748		653
Training		579		305
Others		5,494		4,629

		16,014		10,356

	~~W~~	46,734	~~W~~	39,916

Share-based Payments

Share-based payment plan, where the number of granted shares is determined by the long-term achievement, for executives and employees of the Company and its subsidiaries as of December 31, 2016, is as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions
KB Financial Group Inc.
Series 4	July 13, 2010	12,429	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,3]
Series 8	Jan. 01, 2012	13,471	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 9	July 17, 2013	13,209	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 12	Nov. 21, 2014	32,449	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 14	July 17, 2015	11,363	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Series 15	Jan. 01, 2016	71,088	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Series 16	Mar. 18, 2016	12,162	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]

58

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Deferred grant in 2013	—	4,009	Satisfied
Deferred grant in 2014	—	10,572	Satisfied
Deferred grant in 2015	—	27,096	Satisfied
Deferred grant in 2016	—	13,304	Satisfied

		221,152

Kookmin Bank
Series 60	Jan. 01, 2015	277,205	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 61	Apr. 14, 2015	8,390	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 62	Jan. 12, 2015	16,505	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 64	July 24, 2015	21,153	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 65	Aug. 26, 2015	13,828	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 66	Nov. 21, 2014	28,392	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 67	Jan. 01, 2016	164,063	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,8]
Series 68	July 05, 2016	9,621	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,8]
Deferred grant in 2013	—	22,335	Satisfied
Deferred grant in 2014	—	70,766	Satisfied
Deferred grant in 2015	—	88,848	Satisfied

		721,106

59

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Other subsidiaries and associate
Stock granted in 2010	—	2,487	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Stock granted in 2011	—	3,469	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Stock granted in 2012	-	10,224	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Stock granted in 2013	—	31,692	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Stock granted in 2014	—	82,192	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Stock granted in 2015	—	197,609	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Stock granted in 2016	—	183,905	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]

		511,578

		1,453,836

[1]	Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period (Deferred grants are residual shares as of December 31, 2016).
[2]	During the year, executives and employees were given the option of deferring payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement when the deferred grant has been confirmed.
[3]	37.5%, 37.5% and 25% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, EPS and qualitative indicators, respectively. 30%, 30% and 40% of the number of certain granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Group and relative TSR, respectively. 40%, 40% and 20% of the number of certain granted shares to be compensated are determined upon the accomplishment of EPS, relative TSR and qualitative indicators, respectively.
[4]	30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Group and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.
[5]	35%, 35% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, EPS and Asset Quality, respectively.

60

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

[6]	40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the Performance Results, financial results of the Group and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.
[7]	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and financial results of Kookmin Bank, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.
[8]	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and Evaluation of the Bank president’s performance, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.
[9]	30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 60% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 40% is determined upon the accomplishment of relative TSR. 40%, 30% and 30% of the number of certain granted shares to be compensated are determined upon accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 50% is determined upon the accomplishment of relative TSR. 70% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 30% is determined upon the accomplishment of relative TSR.

The stock grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

61

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Details of stock grants linked to short-term performance as of December 31, 2016, are as follows:

	Grant date	Estimated number of vested shares[1]	Vesting conditions
KB Financial Group Inc.
Stock granted in 2010	Jan. 01, 2010	322	Satisfied
Stock granted in 2011	Jan. 01, 2011	1,728	Satisfied
Stock granted in 2012	Jan. 01, 2012	2,642	Satisfied
Stock granted in 2013	Jan. 01, 2013	6,486	Satisfied
Stock granted in 2014	Jan. 01, 2014	16,231	Satisfied
Stock granted in 2015	Jan. 01, 2015	19,943	Satisfied
Stock granted in 2016	Jan. 01, 2016	21,083	Proportional to service period
Kookmin Bank
Stock granted in 2013	Jan. 01, 2013	33,999	Satisfied
Stock granted in 2014	Jan. 01, 2014	107,427	Satisfied
Stock granted in 2015	Jan. 01, 2015	140,999	Satisfied
Stock granted in 2016	Jan. 01, 2016	133,598	Proportional to service period
Other subsidiaries and associate
Stock granted in 2013	—	3,276	Satisfied
Stock granted in 2014	—	49,780	Satisfied
Stock granted in 2015	—	166,218	Satisfied
Stock granted in 2016	—	153,112	Proportional to service period

[1]	During the year, executives and employees were given the option of deferring payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement when the deferred grant has been confirmed.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as of December 31, 2016, are as follows:

	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long term performance
(KB Financial Group Inc.)
Series 4	—	1.57	—	34,180~40,662
Series 8	—	1.57	—	34,180~42,824
Series 9	0.00~1.00	1.57	38,111	34,180~42,824
Series 12	0.89~4.00	1.57	48,889	42,003~42,380
Series 14	1.00~6.00	1.57	41,663	41,471~42,380
Series 15	1.00~6.00	1.57	41,552	41,471~42,380
Series 16	1.21~3.00	1.57	42,824	42,295~42,824
Deferred grant in 2013	—	1.57	—	42,824~42,824
Deferred grant in 2014	0.00~1.00	1.57	—	42,680~42,824
Deferred grant in 2015	0.00~6.00	1.57	—	41,471~42,824
Deferred grant in 2016	0.00~7.00	1.57	—	41,367~42,868
(Kookmin Bank)
Series 60	0.00~7.00	1.57	42,868	41,367 ~ 42,824

62

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Series 61	0.00~3.00	1.57	42,169	42,295 ~ 42,824
Series 62	0.00~3.00	1.57	42,868	42,295 ~ 42,824
Series 64	0.00~5.00	1.57	42,288	41,673 ~ 42,824
Series 65	0.65~4.00	1.57	42,144	42,003 ~ 42,680
Series 66	0.89~3.89	1.57	48,889	41,916 ~ 42,670
Series 67	0.00~6.00	1.57	44,134	41,471 ~ 42,824
Series 68	1.51~5.00	1.58	43,273	41,673 ~ 42,380
Grant deferred in 2013	—	1.57	—	42,824
Grant deferred in 2014	0.00~1.00	1.57	—	42,680 ~ 42,824
Grant deferred in 2015	0.00~4.00	1.57	—	42,003 ~ 42,824
(Other subsidiaries and associate)
Share granted in 2010	0.00~2.00	1.57	—	38,961~42,824
Share granted in 2011	0.00~2.00	1.57	—	40,662~42,824
Share granted in 2012	0.00~2.00	1.57	39,538~39,538	38,111~42,824
Share granted in 2013	0.00~2.00	1.57	34,947~34,947	34,180~42,824
Share granted in 2014	0.00~6.00	1.57	34,612~42,868	34,612~42,868
Share granted in 2015	0.00~7.00	1.57	34,180~42,868	34,180~42,868
Share granted in 2016	0.00~6.00	1.57~1.60	38,680~42,011	41,194~42,416
Linked to short-term performance
(KB Financial Group Inc.)
Share granted in 2010	—	—	—	40,662~40,662
Share granted in 2011	—	—	—	38,111~40,662
Share granted in 2012	—	—	—	34,180~40,662
Share granted in 2013	—	—	—	34,180~42,824
Share granted in 2014	0.00~1.00	1.57	—	34,180~42,824
Share granted in 2015	0.00~7.00	1.57	—	41,367~42,824
Share granted in 2016	1.00~7.00	1.57	—	41,367~42,680
(Kookmin Bank)
Share granted in 2013	—	1.57	—	32,810~42,824
Share granted in 2014	0.00~1.02	1.57	—	37,829~42,872
Share granted in 2015	0.00~6.00	1.57	—	41,471~42,824
Share granted in 2016	1.00~7.00	1.57	—	41,367~42,680
(Other subsidiaries and associate)
Share granted in 2013	—	—	—	42,824~42,824
Share granted in 2014	0.00~1.00	1.57	—	42,680~42,824
Share granted in 2015	0.00~6.00	1.57	—	41,471~42,824
Share granted in 2016	1.00~6.00	1.57	—	41,471~42,680

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price of December 31, 2016, was used for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate.

Share-based payment arrangement for subsidiaries and associate was transferred to the Company in 2010, and the related compensation cost paid to the executives and employees of subsidiaries and associate is reimbursed by these companies. The accrued expenses representing share-based payments as of December 31, 2016 and 2015, are ~~W~~79,742 million and ~~W~~53,678 million, respectively, and the receivables to be reimbursed by the subsidiaries and associate for the compensation costs are ~~W~~70,697 million and ~~W~~44,299 million, respectively. The compensation costs from share-based payments that amounts to ~~W~~3,724 million and ~~W~~1,799 million were recognized as an expense for the nine-month periods ended December 31, 2016 and 2015, respectively.

63

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

26. Non-operating Income (Expense)

Details of non-operating income and expenses for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Non-operating income
Reversal of impairment losses on intangible assets	~~W~~	98	~~W~~	—
Others		531		1,070

		629		1,070

Non-operating expenses
Impairment losses on intangible assets		—		75
Donation		961		1,057
Others		8		—

		969		1,132

Non-operating income (expenses)	~~W~~	(340)	~~W~~	(62)

27. Income Tax Benefit

Details of income tax benefit for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Tax payable
Current tax expense	~~W~~	—	~~W~~	—
Change in deferred tax assets and liabilities
Origination and reversal of temporary differences		89		426
Tax expense recognized directly in equity
Remeasurements of net defined benefit liabilities		75		(236)

Income tax benefit		~~W~~164		~~W~~190

The analysis of profit before tax and income tax benefit for the years ended December 31, 2016 and 2015, follows:

(In millions of Korean won)	2016			2015
	Tax rate (%)	Amount		Tax rate (%)	Amount
Profit before tax		~~W~~	589,968		~~W~~	243,235

Tax at the applicable tax rate[1]	24.12		142,310	24.01		58,401
Non-taxable income	(26.23)		(154,775)	(29.00)		(70,542)
Non-deductible expense	0.09		555	0.22		532
Consolidated tax effect	2.05		12,074	4.85		11,799

Average effective tax rate and tax benefit	(0.03)	~~W~~	164	(0.08)	~~W~~	190

[1]	Applicable income tax rate for ~~W~~200 million and below is 11%, for over ~~W~~200 million to ~~W~~20 billion is 22%, and for over ~~W~~20 billion is 24.2%.

64

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

The details of current tax assets (income tax refund receivable) and current tax liabilities (income tax payable), as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Income tax refund receivable prior to offsetting	~~W~~	—	~~W~~	—
Tax payable prior to offsetting		—		—
Adjustment on consolidated tax payable		419,607		17,178

Current tax payable	~~W~~	419,607	~~W~~	17,178

28. Earnings per Share

Calculations of basic earnings per share on the profit attributable to ordinary shares are as follows:

Weighted average number of ordinary shares outstanding:

(In number of shares)	2016
Beginning	386,351,693
Issue of ordinary shares for purpose of share exchange	6,421,389

Sub-total(A)	392,773,082

Acquisition of treasury shares (B)	9,138,821

Weighted average number of ordinary shares outstanding (A - B)	383,634,261

(In number of shares)	2015
Beginning (A)	386,351,693
Acquisition of Treasury shares (B)	—

Weighted average number of ordinary shares outstanding (A - B)	386,351,693

Basic earnings per share

(In Korean won and in number of shares)	2016
Profit attributable to ordinary shares[1] (C)	~~W~~	590,131,305,308
Weighted average number of ordinary shares outstanding (D)		383,634,261
Basic earnings per share (E = C / D)	~~W~~	1,538

(In Korean won and in number of shares)	2015
Profit attributable to ordinary shares[1] (C)	~~W~~	243,425,139,280
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share (E = C / D)	~~W~~	630

[1]	Profit attributable to ordinary shares is the same as profit for the period in the statements of comprehensive income.

65

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company’s dilutive potential ordinary shares include stock grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of stock grants.

Adjusted profit to calculate diluted earnings per share:

(In Korean won)	2016		2015
Profit attributable to ordinary shares	~~W~~	590,131,305,308	~~W~~	243,425,139,280
Adjustment		—		—

Adjusted profit for diluted earnings per share	~~W~~	590,131,305,308	~~W~~	243,425,139,280

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

(In number of shares)	2016	2015
Weighted average number of ordinary shares outstanding	383,634,261	386,351,693
Adjustment
Stock grants	2,013,044	1,741,558

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	385,647,305	388,093,251

Diluted earnings per share:

(In Korean won and in number of shares)	2016		2015
Adjusted profit for diluted earnings per share	~~W~~	590,131,305,308	~~W~~	243,425,139,280
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		385,647,305		388,093,251
Diluted earnings per share	~~W~~	1,530	~~W~~	627

29. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Due from financial institutions	~~W~~	115,065	~~W~~	324,947
Restricted cash from financial institutions		(3)		(3)

	~~W~~	115,062	~~W~~	324,944

66

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Significant non-cash transactions for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Changes in equity related to share exchange of Hyundai Securities Co., Ltd.	~~W~~	1,301,159	~~W~~	—
Changes in receivables and payables from consolidated tax		351,957		(162,380)
Changes in receivables and payables relating to stock grants		26,399		4,700
Changes in other payables related with acquisition of treasury shares and others		2,282		550

Cash inflows and outflows due to interest and dividends for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Activity	2016		2015
Prepaid income tax expense	Operating	~~W~~	1,151	~~W~~	290
Interest received	Operating		4,477		1,662
Interest paid	Operating		56,865		26,110
Dividends received	Operating		702,381		617,994
Dividends paid	Financing		378,625		301,354

30. Contingent Liabilities and Commitments

Commitments made with financial institutions as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)		2016				2015
		Amount of commitment		Amounts borrowed		Amount of commitment		Amounts borrowed
General loans	KEB Hana Bank	~~W~~	50,000	~~W~~	—	~~W~~	50,000	~~W~~	—
Discounting of bills	KEB Hana Bank		—		—		100,000		—

		~~W~~	50,000	~~W~~	—	~~W~~	150,000	~~W~~	—

31. Related Party Transactions

Significant related party transactions for the years ended December 31, 2016 and 2015, are as follows:

(In millions of Korean won)			2016		2015
Subsidiaries	Kookmin Bank	Interest income	~~W~~	2,453	~~W~~	2,429
		Fee and commission income		203		—
		Net other operating income		380,521		230,496
		General and administrative expenses		4,379		1,718
	KB Securities Co., Ltd.	Fee and commission expenses		—		71
		General and administrative expenses		443		254
	KB Kookmin Card Co., Ltd.	Net other operating income		200,008		—
		General and administrative expenses		239		85
		Net non-operating income		3		2
	KB Life Insurance Co., Ltd.	General and administrative expenses		61		62
	KB Asset Management Co., Ltd.	Net other operating income		50,000		80,000
		General and administrative expenses		13		25

67

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

	KB Capital Co., Ltd.	Net gains on financial instruments at fair value through profit or loss	8,092	2,540
		Net losses on financial instruments at fair value through profit or loss	2,820	882
		Net other operating income	5,590	5,031
		General and administrative expenses	75	—
	KB Savings Bank Co., Ltd.	General and administrative expenses	50	—
	KB Real Estate Trust. Co., Ltd.	Net other operating income	50,000	—
		General and administrative expenses	18	—
	KB Investment Co., Ltd.	Interest income	—	45
		Net other operating income	800	—
	KB Data Systems Co., Ltd.	General and administrative expenses	1,105	1,092
Associate	KB Insurance Co., Ltd.	Net other operating income	7,989	—
		General and administrative expenses	826	205

Significant receivables and payables, and related allowance for loan losses arising from the related party transactions as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)			2016		2015
Subsidiaries	Kookmin Bank	Cash and due from financial institutions	~~W~~	57,967	~~W~~	324,947
		Other assets		426,521		54,619
		Other liabilities		3,313		41,442
	KB Securities Co., Ltd.	Other assets		8,273		4,908
		Other liabilities		—		3,500
	KB Kookmin Card Co., Ltd.	Other assets		57,943		55,418
		Other liabilities		387		304
	KB Life Insurance Co., Ltd.	Other assets		3,683		1,313
		Other liabilities		7,465		14,462
	KB Asset Management Co., Ltd.	Other assets		2,262		11,394
	KB Capital Co., Ltd.	Financial assets at fair value through profit or loss		246,656		99,118
		Other assets		2,011		437
	KB Savings Bank Co., Ltd.	Other assets		667		3,072
	KB Real Estate Trust Co., Ltd.	Other assets		7,236		4,532
	KB Investment Co., Ltd.	Other assets		1,000		706
	KB Credit Information Co., Ltd.	Other assets		601		296
		Other liabilities		8		15
	KB Data Systems Co., Ltd.	Other assets		939		302
		Other liabilities		87		94
Associate	KB Insurance Co., Ltd.	Other assets		6,347		281

According to Korean IFRS 1024, the Company includes subsidiaries and key management (including family members) in the scope of related parties. Additionally, the Company discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the separate financial statements. Refer to Notes 9 and 10 for details on subsidiaries and associates, respectively.

Key management includes the directors of the Company, their close family members, and the companies where the directors and/or their close family members have control or joint control.

68

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

Unused commitments by a related party as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)			2016		2015
Subsidiary	KB Kookmin Card Co., Ltd.	Unused commitments of credit card	~~W~~	1,613	~~W~~	1,696

Compensation to key management for the years ended December 31, 2016 and 2015, consists of:

(In millions of Korean won)	2016
	Short-term employee benefits		Post- employment benefits		Termination benefits		Share- based payments		Total
Registered director (executive)	~~W~~	256	~~W~~	23	~~W~~	—	~~W~~	(328)	~~W~~	(49)
Registered director (non-executive)		493		—		—		—		493
Non-registered director		2,628		52		—		4,052		6,732

	~~W~~	3,377	~~W~~	75	~~W~~	—	~~W~~	3,724	~~W~~	7,176

(In millions of Korean won)	2015
	Short-term employee benefits		Post- employment benefits		Termination benefits		Share- based payments		Total
Registered director (executive)	~~W~~	625	~~W~~	1	~~W~~	—	~~W~~	293	~~W~~	919
Registered director (non-executive)		544		—		—		—		544
Non-registered director		2,230		37		163		1,506		3,936

	~~W~~	3,399	~~W~~	38	~~W~~	163	~~W~~	1,799	~~W~~	5,399

32. Approval of Issuance of the Financial Statements

The issuance of the Company’s separate financial statements as of and for the year ended December 31, 2016, was approved by the Board of Directors on February 9, 2017.

69

Report of Independent Auditor’s

Review of Internal Accounting Control System

To the President of

KB Financial Group Inc.

We have reviewed the accompanying management’s report on the operations of the Internal Accounting Control System (“IACS”) of KB Financial Group Inc. (the “Company”) as of December 31, 2016. The Company’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Company states that “based on its assessment of the operations of the IACS as of December 31, 2016, the Company’s IACS has been designed and is operating effectively as of December 31, 2016, in all material respects, in accordance with the IACS standards established by the Internal Accounting Control System Operations Committee (IACSOC) of the Korea Listed Companies Association.”

Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

A company’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC. Our review is based on the Company’s IACS as of December 31, 2016, and we did not review management’s assessment of its IACS subsequent to December 31, 2016. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.

/s/ Samil PricewaterhouseCoopers

March 14, 2017

70

Report on the Operations of Internal Accounting Control System

To the Board of Directors and Audit Committee of KB Financial Group Inc.

I, as the Internal Accounting Control Officer (“IACO”) of KB Financial Group Inc. (“the Company”), assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2016.

The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standard for the assessment of design and operations of the IACS.

Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2016, in all material respects, in accordance with the IACS standards.

March 2, 2017

Jae Keun Lee, Internal Accounting Control Officer

Jong Kyoo Yoon, Chief Executive Officer

71